UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM   TO

Commission file number 001-34717

Alpha and Omega Semiconductor Limited

(Exact name of Registrant as Specified in its Charter)



Bermuda	77-0553536
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**


Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

(Address of Principal Registered
Offices including Zip Code)

(408) 830-9742

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:


Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.002 par value per share	**AOSL**	**The NASDAQ Global Select Market**


Securities registered pursuant to Section 12(g) of the Act:

None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				(Do not check if a smaller reporting company)	
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting shares held by non-affiliates of the registrant as of December 31, 2023 was approximately $607 million based on the closing price of the registrant's common share as reported on the NASDAQ Global Select Market on December 31, 2023 (the last business day of the registrant's most recently completed second fiscal quarter). The common shares of the registrant held by each executive officer and director and certain affiliated shareholders who beneficially owned 10% or more of the outstanding common stock of the registrant have been excluded in such calculation as such persons and entities may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 28,973,288 shares of the registrant's common shares outstanding as of July 31, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the registrant's 2024 Annual General Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K to the extent stated herein. The Definitive Proxy Statement is expected to be filed within 120 days of the registrant's fiscal year ended June 30, 2024.

Alpha and Omega Semiconductor Limited
Form 10-K
For the Year Ended June 30, 2024
TABLE OF CONTENTS

		Page
Part I.		
Item 1.	Business	1
Item 1A.	Risk Factors	13
Item 1B.	Unresolved Staff Comments	36
Item 1C.	Cybersecurity	37
Item 2.	Properties	39
Item 3.	Legal Proceedings	40
Item 4.	Mine Safety Disclosures	40
Part II.		41
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	41
Item 6.	[Reserved]	42
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	43
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	61
Item 8.	Financial Statements and Supplementary Data	62
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	62
Item 9A.	Controls and Procedures	62
Item 9B.	Other Information	64
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.	64
Part III.		65
Item 10.	Directors, Executive Officers and Corporate Governance	65
Item 11.	Executive Compensation	65
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	65
Item 13.	Certain Relationships and Related Transactions, and Director Independence	65
Item 14.	Principal Accountant Fees and Services	65
Part IV.		66
Item 15.	Exhibits and Financial Statement Schedules	66
Signatures		114

(This page intentionally left blank.)

Item 1.   Business

Forward Looking Statements

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "intend," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Annual Report on Form 10-K in greater detail in Item 1A. "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K in its entirety and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview

We are a designer, developer and global supplier of a broad portfolio of power semiconductors. Our portfolio of power semiconductors includes approximately 2,700 products, and has grown with the introduction of over 100 new products in the fiscal year ended June 30, 2024, and over 60 and 130 new products in the fiscal years ended June 30, 2023 and 2022, respectively. Our teams of scientists and engineers have developed extensive intellectual properties and technical knowledge that encompass major aspects of power semiconductors, which we believe enables us to introduce and develop innovative products to address the increasingly complex power requirements of advanced electronics. We have an extensive patent portfolio that consists of 930 issued patents and 52 pending patents in the United States as of June 30, 2024. We also have a total of 1,025 foreign patents, which were based primarily on our research and development efforts through June 30, 2024. We differentiate ourselves by integrating our expertise in technology, design and advanced manufacturing and packaging to optimize product performance and cost. Our portfolio of products targets high-volume applications, including personal computers, graphic cards, game consoles, flat panel TVs, home appliances, power tools, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment.

During the fiscal year ended June 30, 2024, we continued our diversification strategy by developing new silicon and packaging platforms to expand our serviceable available market, or SAM, and offer higher performance products. Our metal-oxide-semiconductor field-effect transistors, or MOSFET, portfolio expanded significantly across a full range of voltage applications. We also developed new technologies and products designed to penetrate into markets beyond our MOSFET computing base, including the consumer, communications and industrial markets, Insulated Gate Bipolar Transistors, or IGBTs for the home appliance market, as well as power ICs for next generation computing and gaming applications.

Our business model leverages global resources, including research and development and manufacturing in the United States and Asia. Our sales and technical support teams are localized in several growing markets. We operate an 8-inch wafer fabrication facility located in Hillsboro, Oregon, or the Oregon Fab, which is critical for us to accelerate proprietary technology development, new product introduction and improve our financial performance. To meet the market demand for the more mature high volume products, we also utilize the wafer manufacturing capacity of selected third party foundries. For assembly and test, we primarily rely upon our in-house facilities in China. In addition, we utilize subcontracting partners for industry standard packages. We believe our in-house packaging and testing capability provides us with a competitive advantage in proprietary packaging technology, product quality, cost and sales cycle time.

On March 29, 2016, we entered into a joint venture contract (the "JV Agreement") with two investment funds owned by the Municipality of Chongqing (the "Chongqing Funds"), pursuant to which the Company and the Chongqing Funds formed a joint venture, (the "JV Company"), for the purpose of constructing and operating a power semiconductor packaging, testing and 12-inch wafer fabrication facility in the Liangjiang New Area of Chongqing, China (the "JV Transaction"). As of December 1, 2021, we owned 50.9%, and the Chongqing Funds owned 49.1%, of the equity interest in the JV Company. The Joint Venture was accounted under the provisions of the consolidation guidance since we had controlling financial interest until December 1,

2021. As of December 2, 2021, we ceased having control over the JV Company. Therefore, we deconsolidated the JV Company as of that date. Subsequently, we have accounted for its investment in the JV Company using the equity method of accounting. As of June 30, 2023, the percentage of outstanding JV equity interest beneficially owned by the Company was reduced to 42.2%. Such reduction reflects (i) the sale by the Company of approximately 2.1% of the outstanding JV equity interest which resulted in the deconsolidation of the JV Company, (ii) additional sale by the Company of approximately 1.1% of outstanding JV equity interest in December 2021, (iii) the adoption of an employee equity incentive plan and the issuance of additional equity interest equivalent to 3.99% of the JV Company to investors in exchange for cash in December 2021, and (iv) issuance of additional equity interest of the JV to investors in January 2022. In February 2024, the JV Company repurchased certain shares that were previously issued to employees under the employee equity incentive plan, which increased our percentage of equity ownership in the JV Company by 0.54%. As of June 30, 2024, the percentage of outstanding JV equity interest beneficially owned by us was 42.8%. While we no longer control the JV Company, the JV Company continued to provide us with significant level of foundry capacity to enable us to develop and manufacture our products, including a commitment to provide us with a monthly wafer production capacity until December 2023, and additional commitment to provide wafer capacity after December 2023 if the JV Company's production capacity reaches certain specified level.

We were incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of our registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of our U.S. office is Alpha and Omega Semiconductor Incorporated, 475 Oakmead Parkway, Sunnyvale, CA 94085. The telephone number of our U.S. office is (408) 830-9742. We have incorporated various wholly-owned subsidiaries in different jurisdictions. Please refer to Exhibit 21.1 to this Form 10-K for a complete list of our subsidiaries.

Our industry

Semiconductors are electronic devices that perform a variety of functions, such as converting or controlling signals, processing data and delivering or managing power. The functionality and performance of semiconductors have generally increased over time, while size and cost have generally decreased. These advances have led to a proliferation of more complex semiconductors being used in a wide variety of consumer, computing, communications and industrial markets and have contributed to the growth of the semiconductor industry. Regulations governing energy efficiency have accelerated this process in many applications.

Analog semiconductors

The semiconductor industry is segmented into analog and digital. Analog semiconductors process light, sound, motion, radio waves and electrical currents and voltages. In contrast, digital semiconductors process binary signals represented by a sequence of ones and zeros.

As a result of these fundamental differences, the analog semiconductor industry is distinct from the digital semiconductor industry in terms of the complexity of design and the length of product cycle. Improper interactions between analog circuit elements can potentially render an electronic system inoperable. Experienced engineers engaged in the design process are necessary because computer-aided design cannot fully model the behavior of analog circuitry. Therefore, experienced analog engineers with requisite knowledge are in great demand but short supply worldwide. In addition, analog semiconductors tend to have a longer product life cycle because original design manufacturers, or ODMs and original equipment manufacturers, or OEMs typically design the analog portions of a system to span multiple generations of products. Once designed into an application, the analog portion is rarely modified because even small changes to the analog portion can trigger unanticipated consequences in other components, resulting in system instability.

Power semiconductors

Power semiconductors are a subset of the analog semiconductor sector with their own set of characteristics unique to system power architecture and function. Power semiconductors transfer, manage and switch electricity to deliver the appropriate amount of voltage or current to a broad range of electronic systems and also protect electronic systems from damage resulting from excessive or inadvertent electrical charges.

Power semiconductors can be either discrete devices, which typically comprise only a few transistors or diodes, or ICs, which incorporate a greater number of transistors. The function of power discrete devices is power delivery by switching, transferring or converting electricity. Power transistors comprise the largest portion of the power discrete device market. Power ICs, sometimes referred to as power management ICs, perform power delivery and power management functions, such as controlling and regulating voltage and current and controlling power discrete devices.

The power semiconductor market has been driven by several key factors in recent years. The proliferation of computer and consumer electronics, such as notebooks, tablets, smart phones, flat panel displays and portable media players created the need for sophisticated power management that increases power efficiency and extends battery life. The evolution of these products is characterized by increased functionality, thinner and smaller form factors and decreasing prices. Our Power IC and low voltage (5V-40V) MOSFET products address these markets. In the area of AC-DC power supplies for electronic equipment, data centers and servers, the market is characterized by a continuous demand for energy conservation through higher efficiency, which drives the market for our medium voltage (40V-400V) and high voltage (500V-1000V) MOSFET products. The increased application of power semiconductors to control motors in white goods and industrial applications is driving demand for Insulated Gate Bipolar Transistors, or IGBTs. IGBTs are also being used in renewable energy and automotive applications.

The evolution toward smaller form factors and complex power requirements in the low voltage areas has driven further integration in power semiconductors, resulting in power ICs that incorporate the functionalities of both power management and power delivery in a single device. Power ICs can be implemented by incorporating all necessary power functions either on one piece of silicon or multiple silicon chips encapsulated into a single device. Additionally, advancements in semiconductor packaging technology enable increased power density and shrinking form factors.

Our business and operational model is based on achieving a balance between technological advancement and cost effectiveness by using a dedicated in-house technology research and development team to drive rapid new product developments, while utilizing both in-house and third-party foundry capacity for our products. This is particularly important in the development of power semiconductor products due to the unique nature of their technology. While digital technologies are highly standardized in leading foundries, power semiconductor technologies tend to be more unique as they seek to accommodate a wider range of voltage applications. Accordingly, third-party foundries, which are primarily designed and established for digital technologies, may have limited capabilities when it comes to the development of new power semiconductor technologies.

Our strategies

AOS seeks to advance our position as a designer, developer and global supplier of a broad portfolio of power semiconductors. We have adopted strategies that allow us to balance the development of proprietary technology at in-house fabrication and packaging facilities and also utilize the capacity and manufacturing capability of third-party foundries and subcontractors. This enables us to bring new products to market faster, and improve our financial performance in the long run. This model also allows us to respond more quickly to our customer demands, enhances relationships with strategic customers, provides flexibility in capacity management, and enables geographic diversification of our wafer supply chain. Our in-house manufacturing capability allows us to retain a higher level of control over the development and application of our proprietary process technology, thereby reducing certain supply chain and operational risks. In addition, we enhanced the manufacturing capability and capacity of our Oregon Fab by investing in new equipment and expanding factory facilities, which we expect will have a positive impact on our future new product development and revenue. We intend to continue exploring opportunities to expand our manufacturing capabilities, including acquisition of existing facilities, formation of joint ventures or partnerships with third parties or applying for government funding or grants available in the semiconductor industry.

Although our largest end-market is the personal computing ("PC") market, we have successfully diversified our business by expanding into other markets, including consumer, communications, and power supply and industrial markets. While we have made progress in our diversification and expansion into additional applications, we continue to support and grow our PC business by expanding bill-of-material content, gaining market share, and acquiring new customers.

We plan to further expand the breadth of our product portfolio to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. Our product portfolio currently consists of approximately 2,700 products and we have introduced over 100 new products in this past fiscal year. We will continue to leverage our expertise to further increase our product lines, including higher performance power ICs, IGBTs and high, medium and low voltage MOSFETs, in order to broaden our addressable market and improve our margin profile. This includes expanding our power IC portfolio with multiphase controllers and smart power stages to address advanced System on Chip (SoC) products used in personal computing, graphics cards, and gaming.

Leverage our power semiconductor expertise to drive new technology platforms

We believe that the ever-increasing demand for power efficiency in power semiconductors requires expertise in and a deep understanding of the interrelationship among device physics, process technologies, design and packaging. We also believe that engineers with experience and understanding of these multiple disciplines are in great demand but short supply. Within this context, we believe that we are well positioned to be a leader in providing total power management solutions because of our extensive pool of experienced scientists and engineers and our strong IP portfolio. Accordingly, we intend to leverage our expertise to increase the number of power discrete technology platforms and power IC designs, including future digital power controller products that are currently under development, to expand our product offerings and deliver complete power solutions for our targeted applications. In addition, our ability to develop new technology is enhanced by the operation of our own manufacturing facilities in Oregon and our close partnership with the JV.

Increase direct relationships and product penetration with OEM and ODM customers

We have developed direct relationships with key OEMs that are responsible for branding, designing and marketing a broad array of electronic products, as well as ODMs that have traditionally been responsible for manufacturing these products. We are also focusing on developing and solidifying relationships with certain Tier 1 customers, whose reputation, resources and market share may enable us to generate more significant sales and design wins. While OEMs typically focus design efforts on flagship products, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products which are sold directly to consumers. We intend to strengthen our existing relationships and form new ones with both OEMs and ODMs by aligning our product development efforts with their product requirements, thereby increasing the number of our products used within their systems, and leveraging relationships to penetrate other products. In addition, we are focusing our research and development efforts to respond more directly to market demand by designing and developing new products based on feedback from our customers, which also allows us to reduce time-to-market and sales cycles.

Leverage global business model for cost-effective growth

We intend to continue to leverage our global resources and regional strengths. We will continue to deploy marketing, sales and technical support teams in close proximity to our end customers. We will further expand and align our technical marketing and application support teams along with our sales team to better understand and address the needs of end customers and end-market applications, in particular for those with the new technology platforms developed in this past year and in the future. This will assist us in identifying and defining new technology trends and products and to help us gain additional design wins. While we no longer retain a controlling interest in the JV Company, we continue our strong relationship with the JV Company to support our manufacturing capacity. Also, we entered into an agreement with the JV Company, pursuant to which the JV Company agrees to provide us with a monthly wafer production capacity guarantee, subject to future increase when the JV Company's production capacity reaches certain specified levels. In addition, we continue to seek potential partners and collaborators to develop new technologies and products, as well as to explore other strategic transactions that will enable us to expand our manufacturing capacity and establish a global footprint.

Our products

We have created a broad product portfolio consisting of two major categories: power discretes and power ICs that serve the large and diverse analog market for power semiconductors.

Our power discrete products consist of low, medium and high voltage power MOSFETs. Our low voltage MOSFET series is based on our proprietary silicon and package technologies, with deep application know-how in various markets. We have precisely defined technology platforms to address different requirements from various applications. Our medium voltage MOSFETs provide optimized performance with high efficiency, high robustness and high reliability, and are widely used in applications such as TV backlighting, telecom power supplies, and industrial applications. We expanded our high voltage 600V and 700V MOSFET portfolio based on our aMOS5 technology platform in order to address demanding consumer and industrial applications. Our high-voltage portfolio includes our proprietary insulated-gate bipolar transistor ("IGBT") technology, which we provide highly robust and easy-to-use solutions for industrial motor control and white goods applications. We have also deployed our 1200V SiC (Silicon carbide) products based on our AlphaSiC platform, designed to address high efficiency, high density industrial applications such as solar inverters, UPS, and battery management systems.

Our power ICs deliver power as well as control and regulate the power management variables, such as the flow of current and level of voltage. Our DrMOS and smart power stage (SPS) family of products continue to grow as we paired our latest high performance MOSFET silicon with our latest Driver IC and smart driver technologies. We continue to expand our EZBuck power IC family with products that feature lower on-resistance, less power consumption, smaller footprint and thermally enhanced packages as well. Our smart load switch products have expanded beyond basic load switched to include specialized applications like Type C and eFuse. Success has been driven by increased power density and protection to discrete solutions. Sale of power ICs continued to gain traction during the past years especially with the expansion of our driver and multiphase controller product lines. We introduced higher voltage drivers to expand success beyond PCs to motor drive applications such as power tools and garden equipment. We have also made a major investment in R&D to enter the multiphase controller market in 2020 with the introduction of the Intel IMVP 9.1 controller for notebooks. Since then, AOS has released or is designing in several multiphase controller families serving Intel, AMD and Nvidia. Introduction of these multiphase controllers has enabled AOS to become a complete solution level provider, across multiple compute platforms from PCs, graphics cards to AI and datacenter.

The following table lists our product families and the principal end uses of our products:

Product Family	Description	Product Categories within Product Type	Typical Application
Power Discretes	Low on-resistance switch used for routing current and switching voltages in power control circuits High power switches used for power circuits	DC-DC for CPU/GPU DC-AC conversion AC-DC conversion Load switching Motor control Battery protection Power factor correction	Smart phone chargers, battery packs, notebooks, desktop and servers, data centers, base stations, graphics card, game boxes, TVs, AC adapters, power supplies, motor control, power tools, E-vehicles, white goods and industrial motor drives, UPS systems, solar inverters and industrial welding
Power ICs	Integrated devices used for power management and power delivery	DC-DC Buck conversion DC-DC Boost conversion Smart load switching DrMOS power stage	Flat panel displays, TVs, Notebooks, graphic cards, servers, DVD/Blu-Ray players, set-top boxes, and networking equipment
	Analog power devices used for circuit protection and signal switching	Transient voltage protection Analog switch Electromagnetic interference filter	Notebooks, desktop PCs, tablets, flat panel displays, TVs, smart phones, and portable electronic devices

Power discrete products

Power discretes are used across a wide voltage and current spectrum, requiring high efficiency and reliability under harsh conditions. Due to the diverse nature of end-market applications, we market both general purpose MOSFETs that are used in multiple applications as well as application specific MOSFETs.

Our current power discrete product line includes industry standard trench MOSFETs, SRFETs, XSFET, electrostatic discharge, protected MOSFETs, high and mid-voltage MOSFETs and IGBTs.

Power IC products

In addition to the traditional monolithic or single chip design, we employ a multi-chip approach for the majority of our power ICs. This multi-chip technique leverages our proprietary MOSFET and advanced packaging technologies to offer integrated solutions to our customers. This allows us to update product portfolios by interchanging only the MOSFETs without changing the power management IC, thereby reducing the time required for new product introduction and providing optimal solutions to our customers. We believe that our power IC products improve our competitive position by enabling us to provide higher power density solutions to our end customers than some of our competitors.

The incorporation of both power delivery and power management functions tends to make power ICs more application specific because these two functions have to be properly matched to a particular end product. We have local technical marketing and applications engineers who closely collaborate with our end customers to help ensure that power IC specifications are properly defined at the beginning of the design stage.

New Product Introduction

We introduced several new products based on our proprietary technology platform and continue to expand our product families.

During the fourth quarter of fiscal year of 2024, we expanded our package portfolio options available for the second generation 650V to 1200V αSiC MOSFETs. These new package selections give designers the added flexibility of multiple system optimization options to further maximize system efficiency while streamlining their manufacturing process. We introduced industry's lowest quiescent power multiphase Vcore solution for computing systems. This new Vcore solution offers low quiescent power in all power states to maximize battery life. Also, we introduced innovatively designed, space-saving half-bridge MOSFET for DC-DC applications. In addition, we introduced ultra-low capacitance TVS diode series. This is ideal to protect high-speed serial interfaces that are used in a broad range of electronic systems. Moreover, we introduced a 20V, 7A type-C sourcing protection switch designed to enhance USB type-C efficiency and safety.

During the third quarter of fiscal year of 2024, we introduced XSPairFET™ Buck-Boost MOSFET for higher power USB PD 3.1 EPR applications. This reduces board space and improves power density to achieve the high-efficiency performance goals designers have set for this widely adopted USB-PD Type C application. Also, we announced application-specific EZBuck™ regulator to power intel meteor lake and arrow lake platforms. We launched 3-phase driver IC to increase battery life of cordless power tools and E-mobility. In addition, we announced innovatively designed double-sided cooling DFN 5x6 package to meet a wide variety of high-performance application requirements. Moreover, we released αMOS5™ 600V FRD 95mohm and 125mohm super junction MOSFET which are designed to meet the high efficiency and high-density needs of servers, workstations, telecom rectifiers, solar Inverters, EV charging, motor drives and industrial power applications.

During the second quarter of fiscal year of 2024, we released our state-of-the-art automotive TO-leadless (TOLL) package for the company's automotive grade 80V and 100V MOSFETs. This TOLL package helps designers meet the ongoing trend to electrify vehicles with the latest battery technology to meet clean energy zero-emission goals.

During the first quarter of fiscal year of 2024, we announced ultra-low reverse working voltage TVS diodes for USB4 and thunderbolt 4 ESD protection. This feature can provide a faster response time compared to conventional snap-back devices, enabling it to absorb ESD energy extremely quickly to avoid damage to the IC and surrounding components. Also, we introduced MRigidCSP™ package technology strengthening our battery management MOSFETs. In addition, we announced application-specific EZBuck™ regulator to power 5V system rails.

Distributors and customers

We have established direct relationships with key OEMs, including Dell Inc., Hewlett-Packard Company, Samsung Group, and Stanley Black & Decker, Inc., most of whom we serve through our distributors and ODMs. In addition, based on our historical design win activities, our power semiconductors are also incorporated into products sold to many other leading OEMs.

Through our distributors, we provide products to ODMs who traditionally are contract manufacturers for OEMs. As the industry has evolved, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for the OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products, which they sell directly to consumers. Our ODM customers include Compal Electronics, Inc., Foxconn, Quanta Computer Incorporated, Wistron Corporation and Delta Electronics.

In order to take advantage of the expertise of end-customer fulfillment logistics and shorter payment cycles, we sell most of our products through distributors. In general, under our agreements with distributors, they have limited rights to return unsold merchandise, subject to time and volume limitations. As of June 30, 2024, 2023 and 2022, our two largest distributors were WPG Holdings Limited, or WPG, and Promate Electronic Co. Ltd., or Promate. Sales to WPG and Promate accounted for 46.0% and 25.0% of our revenue, respectively, for the fiscal year ended June 30, 2024, 35.6% and 21.6% of our revenue, respectively, for the fiscal year ended June 30, 2023, and 39.7% and 24.6% of our revenue, respectively, for fiscal year ended June 30, 2022, respectively.

Sales and marketing

Our marketing division is responsible for identifying high growth markets and applications where we believe our technology can be effectively deployed. We believe that the technical background of our marketing team, including application engineers, helps us better define new products and identify potential end customers and geographic and product market opportunities. For example, as part of our market diversification strategy, we have deployed and plan to recruit more, field application engineers, or FAEs, for our new product offerings, providing real-time and local response to our end customers' needs. FAEs work with our end customers to understand their requirements and resolve technical problems. FAEs also strive to anticipate future customer needs and facilitate the design-in of our products into the end products of our customers. We believe this strategy increases our share of revenue opportunities within the applications we currently serve, as well as in new end-market applications.

Our sales team consists of sales personnel, field application engineers, customer service representatives and customer quality engineers who are responsible for key accounts. We strategically position our team near our end customers through our offices in Taipei, Hong Kong, Shenzhen, Shanghai, Qingdao, Suzhou, Tokyo, Seoul, Heilbronn, and Sunnyvale, California, complemented by our applications centers in Sunnyvale and Shanghai. In addition, our distributors and sales representatives assist us in our sales and marketing efforts by identifying potential customers, creating additional demand and promoting our products, in which case we may pay a sales commission.

Our sales cycle varies depending on the types of products and can range from six to eighteen months. In general, our traditional power discrete products in PC and TV applications progress more rapidly through the customer's design and marketing processes, and therefore they generally have a shorter sales cycle. In contrast, our newer Power IC and IGBT products, used mostly in the power supply, home appliance and industrial applications, require a more extended design and marketing timeline and thus have a longer sales cycle. Typically, our sales cycle for all products comprises the following steps:

- identification of a customer design opportunity;

- qualification of the design opportunity by our FAEs through comparison of the power requirements against our product portfolio;

- delivery of a product sample to the end customer to be included in the customer's pre-production model with the goal of being included in the final bill of materials; and

- placement by the customer, or through its distributor, of a full production order as the end customer transitions to full volume production.

Competition

The power semiconductor industry is characterized by fragmentation with many competitors. We compete with different power semiconductor suppliers, depending on the type of product lines and geographical area. Our key competitors in power discretes and power ICs are primarily headquartered in the United States, Japan, Europe, China and Taiwan. Our major competitors in power discretes include Infineon Technologies AG, ON Semiconductor Corp., STMicroelectronics N.V., Toshiba Corporation, Diodes Incorporated and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Monolithic Power Systems, Inc., ON Semiconductor Corp., Richtek Technology Corp., Semtech Corporation, Texas Instruments Inc. and Vishay Intertechnology, Inc.

Our ability to compete depends on a number of factors, including:

- success in expanding and diversifying our serviceable markets, and our ability to develop technologies and product solutions for these markets;

- capability to quickly develop and introduce proprietary technology and best-in-class products;

- performance and cost-effectiveness of our products relative to that of our competitors;

- ability and capacity to manufacture, package and deliver products in large volume on a timely basis at a competitive price;

- success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

- ability to recruit and retain analog semiconductor designers and application engineers; and

- ability to protect our intellectual property.

Some of our competitors have longer operating histories, more brand recognition, and significantly greater financial, technical, research and development, sales and marketing, manufacturing and other resources. However, we believe that we can compete effectively through our integrated and innovative technology platform and design capabilities, including our strong and extensive patent portfolio, strategic global business model, expanding suites of new products, diversified and broad customer base, and excellent on-the-ground support and quick time to market for our products.

Seasonality

As we provide power semiconductors used in consumer electronic products, our business is subject to seasonality. Our sales seasonality is affected by a number of factors, including global and regional economic conditions as well as the PC market trends and conditions, revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products and fluctuations in consumer purchase patterns prior to major holiday seasons.

Backlog

Our sales are made primarily pursuant to standard purchase orders from distributors and direct customers. The amount of backlog to be shipped during any period depends on different factors, and all orders are subject to cancellation or modification, usually with no penalty to customers. The quantities actually purchased by customers, as well as shipment schedules, are frequently revised to reflect changes in both the customers' requirements and in manufacturing availability. Therefore, our backlog at any point in time is not a reliable indicator of our future revenue.

Research and development

We view technology as a competitive advantage, and we invest significant time and capital in research and development to address the technology-intensive needs of our end customers. Our research and development expenditures for the fiscal years of 2024, 2023 and 2022 were $89.9 million, $88.1 million and $71.3 million, respectively. Our research and development expenditures primarily consist of salaries, bonuses, benefits, share-based compensation expense, expenses associated with new product prototypes, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and overhead costs. We continue to invest in developing new technologies and products utilizing our own fabrication and packaging facilities as it is critical to our long-term success. We also evaluate appropriate investment levels and stay focused on new product introductions to improve our competitiveness. We have research and development teams in Silicon Valley (Sunnyvale, California), Oregon, Texas, Arizona, Korea, Taiwan, and China. We believe that these diverse research and development teams enable us to develop leading edge technology platforms and new products. Our areas of research and development focus include:

Packaging technologies: Consumer demand for smaller and more compact electronic devices with higher power density is driving the need for advanced packaging technology. Our group of dedicated packaging engineers focuses on smaller form factors, and higher power output with efficient heat dissipation and cost-effectiveness. We have invested resources in developing and enhancing our proprietary packaging technologies, including the establishment of our in-house packaging and testing facilities. Our efforts to develop innovative packaging technologies continues to provide new and cost-effective solutions with higher power density to our customers. During the fiscal year ended June 30, 2024, we continued our diversification strategies by developing new silicon and packaging platforms to expand our SAM and offer higher performance products.

Process technology and device physics: We focus on specialized process technology in the manufacturing of our products, including vertical DMOS, Shielded Gate Trench, Trench field stop IGBTs, charge-balance high voltage MOSFETs, Schottky Diode and BCDMOS processes. Our process engineers work closely with our design team to deploy and implement our proprietary manufacturing processes at our Oregon Fab, the Chongqing Fab as well as the third-party foundries that fabricate our wafers. To improve our process technology, we continue to develop and enhance our expertise in device physics in order to better understand the physical characteristics of materials and the interactions among these materials during the manufacturing process.

New products and new technology platforms: We invest significantly in the development of new technology platforms and introduction of new products. Because power management affects all electronic systems, we believe that developing a wide portfolio of products enables us to target new applications in addition to expanding our share of power management needs within existing applications.

As a technology company, we will continue our significant investment in research and development in our low voltage, medium voltage, and high voltage power discretes, IGBT and power modules and power ICs by developing new technology platforms and new products that allow for improved product performance, higher efficiency packages and higher levels of integration.

Operations

The manufacture of our products is divided into two major steps: wafer fabrication and packaging and testing.

Wafer fabrication

Our Oregon Fab allows us to accelerate the development of our technology and products, as well as to provide better service to our customers. We allocate our wafer production between our in-house facility and third-party foundries. During the past three years, we have gradually reduced our reliance on third-party foundries and increased allocation of capacity to our Oregon Fab and Chongqing JV Fab. On July 12, 2022, we entered into an agreement with the JV Company for the Chongqing Fab, pursuant to which the JV Company committed to provide us with a monthly wafer production capacity until December 2023, and additional commitment to provide wafer capacity after December 2023 if the JV Company's production capacity reaches certain specified level. Currently our main third-party foundry is Shanghai Hua Hong Grace Electronic Company Limited, ("HHGrace") located in Shanghai. HHGrace has been manufacturing wafers for us since 2002. HHGrace manufactured 3.8%, 9.6% and 10.3% of the wafers used in our products for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

Packaging and testing

Completed wafers from the foundries are sent to our in-house packaging and testing facilities or to our subcontractors, where the wafers are cut into individual die, soldered to lead frames, wired to terminals and then encapsulated in protective packaging. After packaging, all devices are tested in accordance with our specifications and substandard or defective devices are rejected. We have established quality assurance procedures that are intended to control quality throughout the manufacturing process, including qualifying new parts for production at each packaging facility, conducting root cause analysis, testing for lots with process defects and implementing containment and preventive actions. The final tested products are then shipped to our distributors or customers.

Our in-house and wholly-owned packaging and testing facilities are located in Shanghai, China which handle most of our packaging and testing requirements for our products. In addition, the JV Company handles a portion of our packaging and testing requirement. We continuously increase the outsourcing portion of our packaging and testing requirements to other contract manufacturers to improve our ability to respond to changes in market demand. Our facilities have the combined capacity to package and test over 600 million parts per month and have available floor space for new package introductions. We believe our ability to package and test our products internally represents a strategic advantage as it protects our proprietary packaging technology, increases the rate of new package introductions, reduces operating expenses and ultimately improves our profit margins.

Quality assurance

Our quality assurance practices aim to consistently provide our end customers with products that are reliable, durable and free of defects. We strive to do so through design for manufacturing, and continuous improvement in our product design and manufacturing and close collaboration with our manufacturing partners. Our manufacturing operations in China and our manufacturing facility in Oregon are certified to the ISO9001 and IATF16949:2016. These Quality Management System certifications represent a recognition of our high quality assurance standards. Both ISO9001 and IATF16949:2016 are sets of criteria and procedures established by the International Organization of Standardization for developing a fundamental quality management system and focusing on continuous improvement, defect prevention and the reduction of variation and waste. Our products are also in compliance with Restrictions on the use of Hazardous Substances, or RoHS 3.0.

We maintain a supplier management and process engineering team in Shanghai that works with our third-party foundries and packaging and testing subcontractors to monitor the quality of our products, which is designed to ensure that manufacturing of our products is in strict compliance with our process controls, monitoring procedures and product requirements. We also conduct periodic reviews and annual audits to ensure supplier performance. For example, we examine the results of statistical process control systems, implement preventive maintenance, verify the status of quality improvement projects and review delivery time metrics. In addition, we rate and rank each of our suppliers every quarter based on factors such as their quality and performance. Our facility in Oregon integrates manufacturing process controls through our manufacturing execution system, coupled with wafer process controls that include monitoring procedures, preventative maintenance, statistical process control, and testing to ensure that finished wafers delivered will meet and exceed quality and reliability requirements. All materials used to manufacture wafers are controlled through a strict qualification process.

Our manufacturing processes use many raw materials, including silicon wafers, gold, copper, molding compound, petroleum and plastic materials and various chemicals and gases. We obtain our raw materials and supplies from a large number of sources. Although supplies for raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

Intellectual property rights

Intellectual property is a critical component of our business strategy, and we intend to continue to invest in the growth, maintenance and protection of our intellectual property portfolio. We own significant intellectual property in many aspects of power semiconductor technology, including device physics and structure, wafer processes, circuit designs, packaging, modules and subassemblies. We have also entered into intellectual property licensing agreements with other companies to use selected third-party technology for the development of our products, although we do not believe our business is dependent to any significant degree on any individual third-party license agreement. In February 2023, we entered into a license agreement with a customer to license our proprietary SiC technology and to provide 24-months of engineering and development services for a total fee of $45 million, consisting of fees of $18.0 million, $6.8 million and $9.0 million paid to us in the March 2023, July 2023 and February 2024, respectively, with the remaining amount to be paid upon the achievement of specified engineering services and product milestones.

While we focus our patent efforts in the United States, we file corresponding foreign patent applications in other jurisdictions, such as China and Taiwan, when filing is justified by cost and strategic importance. The patents are increasingly important to remain competitive in our industry, and a strong patent portfolio will facilitate the entry of our products into new markets. As of June 30, 2024, we had 930 patents issued in the United States, of which 927 were based on our research and development efforts and 3 were acquired, and these patents are set to expire between 2024 and 2042. We also had a total of 1,025 foreign patents, including 468 Chinese patents, 506 Taiwanese patents, 27 Korean patents, 4 Hong Kong patents, 5 Philippine patents, 8 Japanese patents, 3 Europe patent and 4 India patent as of June 30, 2024. Substantially all of our foreign patents were based on our research and development efforts. These foreign patents will expire in the years between 2024 and 2042. In addition, as of June 30, 2024, we had a total of 159 patent applications, of which 52 patents were pending in the United States, 79 patents were pending in China, 23 patents were pending in Taiwan and 5 patents were pending in other countries.

As our technologies are deployed in new applications and as we diversify our product portfolio based on new technology platforms, we may be subject to new potential infringement claims. Patent litigation, if and when instituted against us, could result in substantial costs and a diversion of our management's attention and resources. However, we are committed to vigorously defending and protecting our investment in our intellectual property. Therefore, the strength of our intellectual property program, including the breadth and depth of our portfolio, will be critical to our success in the new markets we intend to pursue.

In addition to patent protection, we also rely on a combination of trademark, copyright (including mask work protection), trade secret laws, contractual provisions and similar laws in other jurisdictions. We also enter into confidentiality and invention assignment agreements with our employees, consultants, suppliers, distributors and customers and seek to control access to, and distribution of, our proprietary information.

Human Capital Resources

As of June 30, 2024, we had 2,332 employees, of whom 745 were located in the United States, 1,409 were located in China, and 178 were located in other parts of the world. None of our employees is represented by a collective bargaining agreement. Notwithstanding our global footprint and various geographical locations, we have created an integrated workforce where employees worldwide work and collaborate as a team to advance our common business objectives, while retaining local and regional practices and cultures.

We are committed to providing a work environment in which our employees can realize fully their talents and develop successful careers. As our strength is in our people, we invest significantly in our employees by providing a wide range of training and development opportunities, including mentoring, coaching, tuition reimbursement, attendance at external seminars and professional conferences, and regular in-house training sessions on specific topics. We train our managers to become good stewards for our employees, balancing the need for quality of life with performance results. We believe that these efforts contribute to the growth and well-being of our employees, as more than 50% of our managerial positions are filled through promotions of existing employees.

We also keep our employees engaged and informed by providing periodic all-staff communications, and semi-annual performance reviews to ensure that efforts and results are aligned with our business and strategic corporate objectives. We value feedback from our employees and promote an open-door policy which encourages employees to have regular conversations with their managers to share feedback and express concerns. We also solicit employee feedback informally through regular employee interactions such as one on one or functional team staff meetings. In addition, we conduct employee satisfaction surveys at certain locations to help management identify areas that may require improvement. As part of the AOS tradition, we organize regular and seasonal social events, such as team building activities, annual appreciation picnics, and holiday parties, inviting both employees and their families to join. We believe these efforts enable us to build a strong and solid group of dedicated and happy employees who form the core of our human capital resource.

We are committed to providing an environment where employees from all walks of life are treated with respect, care and dignity. We adhere strictly to the Company's Code of Business Conduct and Ethics and other policies, and ensure that our employment practices respect human rights and comply with national, state and local regulatory requirements at all locations where we conduct business. To recruit new talent, we reach out to a broad range of sources, including employee referrals, on-line advertising, recruitment agencies, and other social media platforms to seek out the best qualified candidates regardless of their backgrounds. We are also focused on ensuring a diverse workforce, including our management team. Our Nominating and Corporate Governance Committee leads the effort in recruiting qualified directors to serve on our Board. Our employees appreciate and value the strength of our people-oriented culture and the benefits our workplace diversity brings.

We commit to a fair and living wage for all employees. We offer competitive compensation and benefits packages for our employees that include a combination of base salary, annual bonus, discretionary bonus for outstanding achievements, an employee stock purchase plan, time-based and performance-based long-term equity compensation. Our equity related compensation programs are designed to motivate and incentivize our employees and align their rewards to financial and other business performance goals, while increasing our shareholder value. We have an established Employee Recognition Award program which is regularly utilized to recognize the outstanding achievements of employees and teams that go above and beyond to achieve AOS business goals. In addition, we have engaged nationally-recognized outside independent compensation consulting firms to independently evaluate the appropriateness and effectiveness of compensation for our executives and other officers and to provide benchmarks for executive compensation as compared to peer companies.

Environmental matters

The semiconductor production process, including the semiconductor wafer manufacturing and packaging process, generates air emissions, liquid wastes, waste water and other industrial wastes. We have installed various types of pollution control equipment for the treatment of air emissions and liquid waste and equipment for recycling and treatment of water in our packaging and testing facilities in China and wafer manufacturing facility in Oregon, USA. Waste generated at our manufacturing facilities, including but not limited to acid waste, alkaline waste, flammable waste, toxic waste, oxide waste and self-igniting waste, is collected and sorted for proper disposal. Our operations in China are subject to regulation and periodic monitoring by China's State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. Our operation in Oregon is subject to Oregon Department of Environmental Regulations, Federal Environmental Protection Agency laws and regulations, and local jurisdictional regulations. We believe that we have been in material compliance with applicable environmental regulations and standards and have not had a material or adverse effect on our results of operations from complying with these regulations.

We have implemented an ISO 14001 environmental management system in our manufacturing facilities in China and Oregon. We also require our subcontractors, including foundries and assembly houses, to meet ISO 14001 standards. We believe that we have adopted pollution control measures for the effective maintenance of environmental protection standards consistent with the requirements applicable to the semiconductor industry in China and the U.S.

Our products sold in worldwide are subject to RoHS in Electrical and Electronic Equipment, which requires that the products do not contain more than agreed levels of lead, cadmium, mercury, hexavalent chromium, polybrominated biphenyl and polybrominated diphenyl ether flame retardants. Our manufacturing facilities in China also obtained QC080000 certification, which is an IECQ Certificate of Conformity Hazardous Substance Process Management for European Directive 2002/95/EC requirements and a Certificate of Green Partner for Sony Green Partner Program. We avoid using these restricted materials to the extent possible when we design our products.

We are also subject to SEC rules that require diligence, disclosure and reporting on whether certain minerals and metals, known as conflict minerals, used in our products originate from the Democratic Republic of Congo and adjoining countries. As of June 30, 2024, 2023 and 2022, we were in compliance with the related conflict minerals rule.

Export Control

We are subject to export and import control laws, trade regulations and other trade requirements that limit which products we sell and where and to whom we sell our products. Because we are committed to complying with all applicable export control laws, regulations, and requirements, we have reviewed and revised our processes and procedures to ensure that our shipments to our customers remain compliant with applicable export laws. As part of the enhanced process, we have also conducted extensive risk assessment on export control compliance and implemented training programs for our employees.

Executive Officers

The following table lists the names, ages and positions of our executive officers as of August 15, 2024. There are no family relationships between any executive officers, except that Mr. Stephen C. Chang is a son of Dr. Mike F. Chang.

Name	Age	Position
Stephen C. Chang	47	Chief Executive Officer and Director
Mike F. Chang, Ph.D.	79	Executive Chairman and Chairman of the Board
Yifan Liang	60	Chief Financial Officer and Corporate Secretary
Wenjun Li, Ph.D.	55	Chief Operating Officer
Bing Xue, Ph.D.	60	Executive Vice President of Worldwide Sales and Business Development

Stephen C. Chang has served as our Chief Executive Officer since March 2023 and as a director since November 2022. Mr. Chang previously served as the Company's President from January 2021 to February 2023. Prior to that, Mr. Chang served in various management positions, including Executive Vice President of Product Line Management, Senior VP of Marketing, VP of the MOSFET Product Line, and Senior Director of Product Marketing. Mr. Chang has over 20 years of industry experience and leads the Company's business strategies, product and technology development, sales and marketing functions, manufacturing operation and supply chain management, and other managerial responsibilities. Mr. Chang received his B.A. in Electrical Engineering from University of California, Berkeley, and M.B.A. from Santa Clara University.

Mike F. Chang, Ph.D., is the founder of our company and serves as our Executive Chairman. Dr. Chang served as Chief Executive Officer since the founding of our company until March 2023. Prior to establishing our company, Dr. Chang served as the Executive Vice President at Siliconix Incorporated, a subsidiary of Vishay Intertechnology Inc., a global manufacturer and supplier of discrete and other power semiconductors, or Siliconix, from 1998 to 2000. Dr. Chang also held various management positions at Siliconix from 1987 to 1998. Earlier in his career, Dr. Chang focused on product research and development in various management positions at General Electric Company from 1974 to 1987. Dr. Chang received his B.S. in electrical engineering from National Cheng Kung University, Taiwan, and M.S. and Ph.D. in electrical engineering from the University of Missouri.

Yifan Liang has been serving as our Chief Financial Officer since August 2014 and Corporate Secretary since November 2013. Mr. Liang served as our Interim Chief Financial Officer from November 2013 to August 2014, our Chief Accounting Officer since October 2006, and our Assistant Corporate Secretary from November 2009 to November 2013. Mr. Liang became our company's corporate controller in August 2004. Prior to joining us, Mr. Liang held various positions at PricewaterhouseCoopers LLP, or PwC, from 1995 to 2004, including Audit Manager in PwC's San Jose office. Mr. Liang received his B.S. in management information system from the People's University of China and M.A. in finance and accounting from the University of Alabama.

Wenjun. Li, Ph.D., has been serving as our Chief Operating Officer since August 2021. Prior to that, Dr. Li served in various management positions in our Company since 2012, including Executive Vice President of World-Wide Manufacturing, Senior Vice President of World-Wide Manufacturing, Vice President of Front-End Operation, the director of Process Integration and Senior Manager of Process Integration. Dr. Li holds a B.S. in Chemistry and a M.S. in Chemical Engineering from Taiyuan University of Technology, and a Ph.D. in Microelectronics & Solid-State Electronics from the Research Institute of Micro-Nanometer Technology at Shanghai Jiao Tong University.

Bing Xue, Ph.D., has been serving as our Executive Vice President of Worldwide Sales and Business Development since January 2021. Prior to that, Dr. Xue held various managerial positions in our company since 2003, including Senior Vice President of Global Sales, Vice President of Global Sales, Vice President of Worldwide Manufacturing, and General Manager of China Operation. Prior to joining us, Dr. Xue served as the Director of Engineering in Dowslake Microsystem from 2001 to 2003. Dr. Xue received his B.S. in Physics from Xiamen University, and Ph.D. in Physical Chemistry from University of Pennsylvania.

Available Information

Our filing documents and information with the Securities and Exchange Commission (the "SEC") are available free of charge electronically through our Internet website, *www.aosmd.com.* as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy statements, and other information that we file electronically.

Item 1A.   Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock.

Risk Factor Summary

Risks Related to Our Business
- We may be adversely affected by the macroeconomic conditions and cyclicality of the semiconductor industry.
  - The decline of personal computing ("PC") markets may have a material adverse effect on our results of operations.
  - Our strategy of diversification into different market segments may not succeed according to our expectations.
  - Our operating results may fluctuate from period to period due to many factors, which may make it difficult to predict our future performance.
  - Geopolitical and economic conflicts between United States and China may adversely affect our business.
  - Our revenue may fluctuate significantly from period to period due to ordering patterns from our distributors and seasonality.
  - We may not be able to introduce or develop new and enhanced products that meet or are compatible with our customer's product requirements in a timely manner.
  - We may not win sufficient designs, or our design wins may not generate sufficient revenue for us to maintain or expand our business.
  - Our success depends upon the ability of our OEM end customers to successfully sell products incorporating our products.
  - The operation of our Oregon Fab subjects us to additional risks and the need for additional capital expenditures which may negatively impact our results of operations.
  - Defects and poor performance in our products could result in loss of customers, decreased revenue, unexpected expenses and loss of market share.
  - If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, or difficulties in planning expenses, which will adversely affect our business and financial condition.
  - We face intense competition and may not be able to compete effectively which could reduce our revenue and market share.
  - Our reliance on third-party semiconductor foundries to manufacture our products subjects us to risks.
  - Our lack of control over the JV Company may adversely affect our operations.
  - Our reliance on distributors to sell a substantial portion of our products subjects us to a number of risks.
  - We have made and may continue to make strategic acquisitions of other companies, assets or businesses and these acquisitions introduce significant risks and uncertainties.
  - If we are unable to obtain raw materials in a timely manner or if the price of raw materials increases significantly, production time and product costs could increase, which may adversely affect our business.
  - We may not be able to accurately estimate provisions at fiscal period end for price adjustment and stock rotation rights under our agreements with distributors, and our failure to do so may impact our operating results.
  - Our operation of two wholly-owned packaging and testing facilities are subject to risks that could adversely affect our business and financial results.
  - We may be adversely affected by any disruption in our information technology systems.
  - We depend on the continuing services of our senior management team and other key personnel.
  - Failure to protect our patents and our other proprietary information could harm our business and competitive position.

- Intellectual property disputes could result in lengthy and costly arbitration, litigation or licensing expenses or prevent us from selling our products.
- The DOC government investigation and evolving export control regulations may adversely affect our financial performance and business operations.
- Global or regional economic, political and social conditions could adversely affect our business and operating results.
- Our business operations could be significantly harmed by natural disasters or global epidemics.
- Our insurance may not cover all losses, including losses resulting from business disruption or product liability claims.
- Our international operations subject our company to risks not faced by companies without international operations.
- If we fail to maintain an effective internal control environment as well as adequate control procedures over our financial reporting, investor confidence may be adversely affected thereby affecting the value of our stock price.
- We are subject to the risk of increased income taxes and changes in existing tax rules.
- Our debt agreements include financial covenants that may limit our ability to pursue business and financial opportunities and subject us to risk of default.
- The imposition of U.S. corporate income tax on our Bermuda parent and non-U.S. subsidiaries could adversely affect our results of operations.
- We may be classified as a passive foreign investment company ("PFIC"), which could result in adverse U.S. federal income tax consequences for U.S. holders.
- The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

Risks Related to Doing Business in China

- China's economic, political and social conditions, as well as government policies, could affect our business and growth.
- Changes in China's laws, legal protections or government policies on foreign investment in China may harm our business.
- The continuing trade tensions between the U.S. and China may result in increased tariffs on imported goods from China could adversely affect our business operations.
- Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.
- Limitations on our ability to transfer funds to our China subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our businesses and otherwise fund and conduct our business.
- China's currency exchange control and government restrictions on investment repatriation may impact our ability to transfer funds outside of China.
- The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
- Our results of operations may be negatively impacted by fluctuations in foreign currency exchange rates between U.S. dollar and Chinese Yuan, or RMB.
- PRC labor laws may adversely affect our results of operations.
- Relations between Taiwan and China could negatively affect our business, financial condition and operating results and, therefore, the market value of our common shares.

Risks Related to Our Corporate Structure and Our Common Shares

- Our share price may be volatile and you may be unable to sell your shares at or above the purchase price, if at all.

- If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common shares or if our operating results do not meet their expectations, the trading price of our common shares could decline.
- Anti-takeover provisions in our bye-laws could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management.
- We are a Bermuda company and the rights of shareholders under Bermuda law may be different from U.S. laws.

Risks Related to Our Business

Our operating results and financial conditions are affected by downturns in the semiconductor industry, changes in end-market demand and other macro-economic trends.

The semiconductor industry periodically experiences significant economic downturns characterized by diminished product and end-market demand, production overcapacity, excess inventory, which can result in rapid significant decline in shipment and sales, which may harm our operating results and financial condition. The semiconductor market is also highly cyclical and is characterized by constant and rapid technological change such as product obsolescence and price erosion, evolving standards, uncertain product life cycles and wide fluctuations in product supply and demand. Since mid-2022, we have experienced an industry-wide decline of customer demand for semiconductor products due primarily to the build-up of excess inventory prior to the cessation of the COVID-19 pandemic. This decline has negatively affected our recent financial performance in 2023. While we expect some recovery of the macroeconomic trend by the end of 2023 and early 2024, there is no guarantee that it will occur and a prolonged and extended downturn in the semiconductor industry will have a substantial impact on our operating results and financial conditions.

The decline of personal computing ("PC") markets may have a material adverse effect on our results of operations.

A significant amount of our revenue is derived from sales of products in the PC markets such as notebooks, motherboards and notebook battery packs. Our revenue from the PC markets accounted for approximately 43.0%, 35.2% and 44.5% of our total revenue for the years ended June 30, 2024, 2023 and 2022, respectively. The increasing popularity of smaller, mobile computing devices such as tablets and smart phones with touch interfaces is rapidly changing the PC markets both in the United States and abroad. In the past we experienced a significant reduction in the demand for our products due to the declining PC markets, which negatively impacted our revenue, profitability and gross margin. While we experienced a surge of demand in the PC market as a result of the COVID-19 pandemic and related events, such demand has returned to normal level and declined due to an industry-wide inventory correction and the ensuing downturn in the semiconductor industry from late 2022 to the end of 2023 and early 2024. While we believe the negative impact of inventory correction has gradually subsided in mid-2024, we cannot predict how and when the market will be fully recovered. We have implemented measures and strategies to mitigate the effect of such a downturn. These measures and strategies may not be sufficient or successful, in which case our operating results may be adversely affected.

Our strategy of diversification into different market segments may not succeed according to our expectations and may expose us to new risks and place significant strains on our management, operational, financial and other resources.

As part of the growth strategy to diversify our product portfolio and in response to the decline of the PC markets, we have been developing new technologies and products designed to penetrate into other markets and applications, including merchant power supplies, power supplies, flat panel TVs, smart phones, tablets, gaming consoles, lighting, datacom, telecommunications, home appliances and industrial motor controls. However, there is no guarantee that these diversification efforts will be successful. As a new entrant to some of these markets, we may face intense competition from existing and more established providers and encounter other unexpected difficulties, any of which may hinder or delay our efforts to achieve success. In addition, our new products may have long design and sales cycles. Therefore, if our diversification efforts fail to keep pace with the declining PC markets, we may not be able to alleviate its negative impact on our results of operations.

Our diversification into different market segments may place a significant strain on our management, operational, financial and other resources. To manage this diversification effectively, we will need to take various actions, including:

- enhancing management information systems, including forecasting procedures;
- further developing our operating, administrative, financial and accounting systems and controls;

- managing our working capital and sources of financing;

- maintaining close coordination among our engineering, accounting, finance, marketing, sales and operations organizations;

- retaining, training and managing our employee base;

- enhancing human resource operations and improving employee hiring and training programs;

- realigning our business structure to more effectively allocate and utilize our internal resources;

- improving and sustaining our supply chain capability; and

- managing both our direct and distribution sales channels in a cost-efficient and competitive manner.

Our failure to execute any of the above actions successfully or timely may have an adverse effect on our business and financial results.

Our operating results may fluctuate from period to period due to many factors, which may make it difficult to predict our future performance.

Our periodic operating results may fluctuate as a result of a number of factors, many of which are beyond our control. These factors include, among others:

- a deterioration in general demand for electronic products, particularly the PC market, as a result of global or regional financial crises and associated macro-economic slowdowns, and/or the cyclicality of the semiconductor industry;

- a deterioration in business conditions at our distributors and /or end customers;

- adverse general economic conditions in the countries where our products are sold or used;

- the emergence and growth of markets for products we are currently developing;

- our ability to successfully develop, introduce and sell new or enhanced products in a timely manner and the rate at which our new products replace declining orders for our older products;

- the anticipation, announcement or introduction of new or enhanced products by us or our competitors;

- changes in the selling prices of our products and in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;

- the amount and timing of operating costs and capital expenditures, including expenses related to the maintenance and expansion of our business operations and infrastructure;

- the announcement of significant acquisitions, disposition or partnership arrangements;

- changes in the utilization of our in-house manufacturing capacity and the availability of manufacturing capacity at third-party foundries and the JV Company;

- supply and demand dynamics and the resulting price pressure on the products we sell;

- the unpredictable volume and timing of orders, deferrals, cancellations and reductions for our products, which may depend on factors such as our end customers' sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;

- changes in laws and regulations affecting our business operations;

- changes in costs associated with manufacturing of our products, including pricing of wafer, raw materials and assembly services;

- announcement of significant share repurchase programs;

- our concentration of sales in consumer applications and changes in consumer purchasing patterns and confidence; and

- the adoption of new industry standards or changes in our regulatory environment.

Any one or a combination of the above factors and other risk factors described in this section may cause our operating results to fluctuate from period to period, making it difficult to predict our future performance. Therefore, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Geopolitical and economic conflicts between United States and China may adversely affect our business

Geopolitical conflicts and tensions between the United States and China have threatened and destabilized trading relationships and economic activities between the two countries. Because we have significant operations in both countries, such conflicts and tensions may negatively impact our business. At various times during recent years, the United States and China have had disagreements over political and economic issues, including but not limited to, the recent imposition of tariffs by the U.S. on goods imported from China and to the U.S. government's efforts to restrict transfer and sharing of technologies, including semiconductor technologies, between the two countries. In addition, the U.S. government may enact new and more restrictive export control regulations that may reduce our ability to ship and sell products to certain customers in China and Asia and increase our cost to implement additional measures to comply with such new regulations. In addition, disagreements between the United States and China with respect to their political, military or economic policies toward Taiwan may contribute to further controversies. These controversies and trade frictions could have a material adverse effect on our business by, among other things, making it more difficult for us to coordinate our operations between the United States and China causing a reduction in the demand for our products by customers in the United States or China and reducing our profitability due to increasing cost of compliance.

Our revenue may fluctuate significantly from period to period due to ordering patterns from our distributors and seasonality.

Demand for our products from our end customers fluctuates depending on their sales outlooks and market and economic conditions. Accordingly, our distributors place purchase orders with us based on their forecasts of end customer demand. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly due to the difference between the forecasts and actual demand. As a result, distributors adjust their purchase orders placed with us in response to changing channel inventory levels, as well as their assessment of the latest market demand trends. A significant decrease in our distributors' channel inventory in one period may lead to a significant rebuilding of channel inventory in subsequent periods, or vice versa, which may cause our quarterly revenue and operating results to fluctuate significantly.

In addition, because our power semiconductors are used in consumer electronics products, our revenue is subject to seasonality. Our sales seasonality is affected by a number of factors, including global and regional economic conditions as well as the PC market conditions, revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products and fluctuations in consumer purchase patterns prior to major holiday seasons. In recent year, broad fluctuations in the semiconductor markets and the global economic conditions, in particular the decline of the PC market conditions, as well as the COVID-19 pandemic, have had a more significant impact on our results of operations, than seasonality, and have made it difficult to assess the impact of seasonal factors on our business.

If we are unable to introduce or develop new and enhanced products that meet or are compatible with our customer's product requirements in a timely manner, it may harm our business, financial position and operating results.

Our success depends upon our ability to develop and introduce new and enhanced products that meet or are compatible with our customer's specifications, performance standards and other product requirements in a timely manner. The development of new and enhanced products involves highly complex processes, and at times we have experienced delays in the introduction of new products. Successful product development and introduction of new products depends on a number of factors, including the accurate product specification; timely completion of design; achievement of manufacturing yields; timely response to changes in customer's product requirements; quality and cost-effective production; and effective marketing. Since many of our products are designed for specific applications, we must frequently develop new and enhanced products jointly with our customers. In the past, we have encountered product compatibility issues with a major OEM that has negatively impacted our financial results, and although we have resolved fully such issues with the OEM, there is no guarantee that the same compatibility issues will not occur in the future with other OEMs. If we are unable to develop or acquire new products that meet or are compatible with our customer's specification and other product requirements in a timely manner, we may lose revenue or market share with our customers, which could have a material adverse effect on our business, financial position and operating results.

We may not win sufficient designs, or our design wins may not generate sufficient revenue for us to maintain or expand our business.

We invest significant capital and resources to compete with other power semiconductor companies to win competitive bids for our products in selection processes, known as "design wins." Our effort to obtain design wins may detract from or delay the completion of other important development projects, impair our relationships with existing end customers and negatively impact sales of products under development. In addition, we cannot be assured that these efforts would result in a design win, that our product would be incorporated into an end customer's initial product design, or that any such design win would lead to production orders and generate sufficient revenue. Furthermore, even after we have qualified our products with a customer and made sales, subsequent changes to our products, manufacturing processes or suppliers may require a new qualification process, which may result in delay and excess inventory. If we cannot achieve sufficient design wins in the future, or if we fail to generate production orders following design wins, our ability to grow our business and improve our financial results will be harmed.

Our success depends upon the ability of our OEM end customers to successfully sell products incorporating our products.

The consumer end markets, in particular the PC market, in which our products are used are highly competitive. Our OEM end customers may not successfully sell their products for a variety of reasons, including:

- general global and regional economic conditions;

- late introduction or lack of market acceptance of their products;

- lack of competitive pricing;

- shortage of component supplies;

- excess inventory in the sales channels into which our end customers sell their products;

- changes in the supply chain; and

- changes as a result of regulatory restrictions applicable to China-exported products.

Our success depends on the ability of our OEM end customers to sell their products incorporating our products. In addition, we have expanded our business model to include more OEMs in our direct customer base. The failure of our OEM end customers to achieve or maintain commercial success for any reason could harm our business, results of operations, and financial condition and prospects.

The operation of our Oregon Fab subjects us to additional risks and the need for additional capital expenditures which may negatively impact our results of operations.

The operation of the Oregon Fab requires significant fixed manufacturing cost. In order to manage the capacity of the wafer fabrication facility efficiently, we must perform a forecast of long-term market demand and general economic conditions for our products. Because market conditions may vary significantly and unexpectedly, our forecast may change significantly at any time, and we may not be able to make timely adjustments to our fabrication capacity in response to these changes. During periods of continued decline in market demand, in particular the decline of the PC market, we may not be able to absorb the excess inventory and additional costs associated with operating the facility at higher capacity, which may adversely affect our operating results. Similarly, during periods of unexpected increase in customer demand, we may not be able to ramp up production quickly to meet these demands, which may lead to the loss of significant revenue opportunities. The manufacturing processes of a fabrication facility are complex and subject to interruptions. We may experience production difficulties, including lower manufacturing yields or products that do not meet our or our customers' specifications, and problems in ramping production and installing new equipment. These difficulties could result in delivery delays, quality problems and lost revenue opportunities. Any significant quality problems could also damage our reputation with our customers and distract us from the development of new and enhanced product which may have a significant negative impact on our financial results.

Defects and poor performance in our products could result in loss of customers, decreased revenue, unexpected expenses and loss of market share, and we may face warranty and product liability claims arising from defective products.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing anomalies, which can affect both the quality and the yield of the product. It can also be potentially dangerous as defective power components, or improper use of our products by customers, may lead to power overloads, which could result in explosion or fire. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts in order to address or remedy any defects and increases in customer service and support costs, all of which could have a material adverse effect on our business and operations.

Furthermore, as our products are typically sold at prices much lower than the cost of the equipment or other devices incorporating our products, any defective, inefficient or poorly performing products, or improper use by customers of power components, may give rise to warranty and product liability claims against us that exceed any revenue or profit we receive from the affected products. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. There is no guarantee that our insurance policies will be available or adequate to protect against such claims. Costs or payments we may make in connection with warranty and product liability claims or product recalls may adversely affect our financial condition and results of operations.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling price of a particular product has historically declined significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for older generations of products. Reductions in our average selling prices to one customer could also impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins for a particular product. If not offset by sales of other products with higher gross margins, our overall gross margins may be adversely affected. Our business, results of operations, financial condition and prospects will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs and developing new or enhanced products on a timely basis, with higher selling prices or gross margins.

If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, or difficulties in planning expenses, which will adversely affect our business and financial condition.

We manufacture our products according to our estimates of customer demand. This process requires us to make numerous forecasts and assumptions relating to the demand of our end customers, channel inventory, and general market conditions. Because we sell most of our products to distributors, who in turn sell to our end customers, we have limited visibility as to end customer demand. Furthermore, we do not have long-term purchase commitments from our distributors or end customers, and our sales are generally made by purchase orders that may be cancelled, changed or deferred without notice to us or penalty. As a result, it is difficult to forecast future customer demand to plan our operations.

The utilization of our manufacturing facilities and the provisions for inventory write-downs are important factors in our profitability. If we overestimate demand for our products, or if purchase orders are canceled or shipments delayed, we may have excess inventory, which may result in adjustments to our production plans. These adjustments to our productions may affect the utilization of our own wafer fabrication and packaging facilities. If we cannot sell certain portions of the excess inventory, it will affect our provisions for inventory write-downs. Our inventory write-down provisions are subject to adjustment based on events that may not be known at the time the provisions are made, and such adjustments could be material and impact our financial results negatively.

If we underestimate demand, we may not have sufficient inventory to meet end-customer demand, and we may lose market share and damage relationships with our distributors and end customers and we may have to forego potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders in a timely manner or at all.

In addition, we plan our operating expenses, including research and development expenses, hiring needs and inventory investments, based in part on our estimates of customer demand and future revenue. If customer demand or revenue for a particular period is lower than we expect, we may not be able to proportionately reduce our fixed operating expenses for that period, which would harm our operating results.

We face intense competition and may not be able to compete effectively which could reduce our revenue and market share.

The power semiconductor industry is highly competitive and fragmented. If we do not compete successfully against current or potential competitors, our market share and revenue may decline. Our main competitors are primarily headquartered in the United States, Japan, Taiwan and Europe. Our major competitors for our power discretes include Infineon Technologies AG, Magnachip Semiconductor Corporation, ON Semiconductor Corp., STMicroelectronics N.V., Toshiba Corporation, Diodes Incorporated and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Global Mixed-mode Technology Inc., Monolithic Power Systems, Inc., ON Semiconductor Corp., Richtek Technology Corp., Semtech Corporation, Texas Instruments Inc. and Vishay Intertechnology, Inc.

We expect to face competition in the future from our competitors, other manufacturers, designers of semiconductors and start-up semiconductor design companies. Many of our competitors have competitive advantages over us, including:

- significantly greater financial, technical, research and development, sales and marketing and other resources, enabling them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or changes in customer requirements;

- greater brand recognition and longer operating histories;

- larger customer bases and longer, more established relationships with distributors or existing or potential end customers, which may provide them with greater reliability and information regarding future trends and requirements that may not be available to us;

- the ability to provide greater incentives to end customers through rebates, and marketing development funds or similar programs;

- more product lines, enabling them to bundle their products to offer a broader product portfolio or to integrate power management functionality into other products that we do not sell;

- greater ability and more resources to influence and participate in the regulatory and legislative process for more favorable laws and regulations; and

- captive manufacturing facilities, providing them with guaranteed access to manufacturing facilities in times of global semiconductor shortages.

In addition, the semiconductor industry has experienced increased consolidation over the past several years that may adversely affect our competitive position. Consolidation among our competitors could lead to a less favorable competitive landscape, capabilities and market share, which could harm our business and results of operations.

If we are unable to compete effectively for any of the foregoing or other reasons, our business, results of operations, and financial condition and prospects will be harmed.

Our reliance on third-party semiconductor foundries to manufacture our products subject us to risks.

The allocation of our wafer production between in-house facility and third-party foundries may fluctuate from time to time. We expect to continue to rely in part on third party foundries to meet our wafer requirements. Although we use several independent foundries, our primary third-party foundry is HHGrace, which manufactured 3.8%, 9.6% and 10.3% of the wafers used in our products for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

If any third-party foundry does not provide competitive pricing or is not able to meet our required capacity for any reason, we may not be able to obtain the required capacity to manufacture our products timely or efficiently. From time to time, third party suppliers may extend lead-times, limit supplies or increase prices due to capacity constraints or other factors, and we may experience a shortage of capacity on an industry-wide basis that may last for an extended period of time. There are no assurances that we will be able to maintain sufficient capacity to meet the full demand from our customers, and failure to do so will adversely affect our results of operations. If we cannot maintain sufficient capacity or control pricing with our existing third-party foundries, we may need to increase our own manufacturing capacity, and there is no assurance that we can ramp up the production of the Oregon Fab timely to meet the increased demand. If not, we may need to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. In addition, the process for qualifying a new foundry is time consuming, difficult and may not be successful, particularly if we cannot integrate our proprietary process technology with the process used by the new foundry. Using a foundry with which we have no established relationship could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

We also rely on third-party foundries to effectively implement certain of our proprietary technology and processes and also require their cooperation in developing new fabrication processes. Any failure to do so may impair our ability to introduce new products and on time delivery of wafers for our existing products. In order to maintain our profit margins and to meet our customer demand, we need to achieve acceptable production yields and timely delivery of silicon wafers. As is common in the semiconductor industry, we have experienced, and may experience from time to time, difficulties in achieving acceptable production yields and timely delivery from third-party foundry vendors. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be defective. Low yields often occur during the production of new products, the migration of processes to smaller geometries or the installation and start up of new process technologies.

We face a number of other significant risks associated with outsourcing fabrication, including:

- limited control over delivery schedules, quality assurance and control and production costs;
- discretion of foundries to reduce deliveries to us on short notice, allocate capacity to other customers that may be larger or have long-term customer or preferential arrangements with foundries that we use;
- unavailability of, or potential delays in obtaining access to, key process technologies;
- limited warranties on wafers or products supplied to us;
- damage to equipment and facilities, power outages, equipment or materials shortages that could limit manufacturing yields and capacity at the foundries;
- potential unauthorized disclosure or misappropriation of intellectual property, including use of our technology by the foundries to make products for our competitors;
- financial difficulties and insolvency of foundries; and
- acquisition of foundries by third parties.

Any of the foregoing risks could delay shipment of our products, result in higher expenses and reduced revenue, damage our relationships with customers and otherwise adversely affect our business and operating results.

Our lack of control over the JV Company may adversely affect our operations.

We formed the JV Company in 2016 which consists of a power semiconductor packaging, testing and 12-inch wafer fabrication facility in Chongqing. The JV Company is our subcontractor that provides us with foundry capacity to develop and manufacture our products and to enhance our market position in China. While we retained control over the JV Company from inception of 2021, we lost control over the JV Company in December 2021 as our equity interest in the JV Company has been diluted through the issuances of additional equity securities by the JV Company and other transactions.

Because we no longer have a controlling interest in the JV Company, the JV Company is operating and will continue to operate more independently, and our influence on all aspects of the JV Company's business operations will be diminished. Accordingly, we might not be able to prevent the JV Company from taking actions adverse to our interests. For example, while we remain a major customer of the JV Company, the JV Company may decide to enter into business relationships with other customers and allocate foundry capacities to such customers, which may prevent us from securing a desirable or sufficient level of manufacturing capacity for our products. Although the JV Company has previously agreed to provide us with a guaranteed capacity on a monthly basis, such guarantee has expired and we are in the process of negotiating a new arrangement with the JV Company to provide us with capacity. There is no guarantee that we will be successful in renewing the capacity agreement, and even if we do, there is no guarantee that we will obtain favorable pricing or service terms, or that such capacity will be sufficient, which may adversely affect our results of operations.

Our lack of control over the JV Company may also make it more difficult for us to execute our broader business strategies in China, including our R&D, sales and marketing, product innovation efforts and protection of intellectual property rights, because the JV Company may decide not to cooperate with us in these matters. In addition, while we expect to achieve a financial return for our investment in the JV Company as a result of the China IPO, the China IPO process is complex, time-consuming and subject to a number of risks and there is no guarantee that the China IPO will be completed in a timely manner, or at all, and the JV Company's failure to close the China IPO will negatively affect our investment in the JV Company.

In order to fund its capital expenditures and cost of operation, the JV Company has incurred a significant amount of indebtedness from third-party lenders under several loan and lease financing agreements, some of which are secured by substantially all of the assets of the JV Company. If the JV Company is not able to generate sufficient cash flow to make payments under these loans, the JV Company may be in default, which will adversely affect its ability to continue operations and provide foundry services to us. In addition, the JV Company requires additional funding to continue its operations and to refinance its existing indebtedness. There is no guarantee that the JV Company will be able to obtain financing on favorable terms, or at all, and any such failure may negatively impact our ability to access its wafer manufacturing capacity.

Any of the foregoing risks could materially reduce the expected return of our investment in the JV Transaction and adversely affect our business operations, our financial performance and the trading price of our shares.

Our reliance on distributors to sell a substantial portion of our products subjects us to a number of risks.

We sell a substantial portion of our products to distributors, who in turn sell to our end customers. Our distributors typically offer power semiconductor products from several different companies, including our direct competitors. The distributors assume collection risk and provide logistical services to end customers, including stocking our products. Two distributors, WPG and Promate, collectively accounted for 71.0%, 57.2% and 64.3% of our revenue for the fiscal years ended June 30, 2024, 2023 and 2022, respectively. We currently have effective agreements with Promate and WPG to serve as our distributors, and such agreement is renewed automatically for one-year period continuously unless terminated earlier pursuant to the terms of such agreements. We believe that our success will continue to depend upon these distributors. Our reliance on distributors subjects us to a number of risks, including:

- write-downs in inventories associated with stock rotation rights and increases in provisions for price adjustments granted to certain distributors;

- potential reduction or discontinuation of sales of our products by distributors;

- failure to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect;

- focusing their sales efforts on products of our competitors;

- dependence upon the continued viability and financial resources of these distributors, some of which are small organizations with limited working capital and all of which depend on general economic conditions and conditions within the semiconductor industry;

- dependence on the timeliness and accuracy of shipment forecasts and resale reports from our distributors;

- management of relationships with distributors, which can deteriorate as a result of conflicts with efforts to sell directly to our end customers; and

- our agreements with distributors which are generally terminable by either party on short notice.

If any significant distributor becomes unable or unwilling to promote and sell our products, or if we are not able to renew our contracts with the distributors on acceptable terms, we may not be able to find a replacement distributor on reasonable terms or at all and our business could be harmed.

We have made and may continue to make strategic acquisitions of other companies, assets or businesses or form joint ventures with partners to advance our business objectives. These acquisitions and joint ventures involve significant risks and uncertainties.

In order to position ourselves to take advantage of growth opportunities, we have made, and may continue to make, strategic acquisitions, mergers, partnership, joint ventures and alliances that involve significant risks and uncertainties. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other factors, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. We may also seek to establish partnerships, joint ventures and acquisition of assets in various foreign jurisdictions where we may not have significant operating experience. In addition, we may encounter unanticipated challenges and difficulties, including regulatory and compliance issues, lack of local support and geopolitical tensions. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with dissimilar business backgrounds. Furthermore, there is no guarantee that we will be able to identify viable targets for strategic acquisition. Also we may incur significant costs in efforts that may not result in a successful acquisitions.

In addition, we may also issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could impose restrictions on our business operations and harm our operating results.

If we are unable to obtain raw materials in a timely manner or if the price of raw materials increases significantly, production time and product costs could increase, which may adversely affect our business.

Our fabrication and packaging processes depend on raw materials such as silicon wafers, gold, copper, molding compound, petroleum and plastic materials and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If the prices of these raw materials rise significantly, we may be unable to pass on the increased cost to our customers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or at reasonable price. In addition, from time to time, we may need to reject raw materials because they do not meet our specifications or the sourcing of such materials do not comply with our conflict mineral policies, resulting in potential delays or declines in output. Furthermore, problems with our raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. Errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty claims that may adversely affect our business and results of operations.

We may not be able to accurately estimate provisions at fiscal period end for price adjustment and stock rotation rights under our agreements with distributors, and our failure to do so may impact our operating results.

We sell a majority of our products to distributors under arrangements allowing price adjustments and returns under stock rotation programs, subject to certain limitations. As a result, we are required to estimate allowances for price adjustments and stock rotation for our products as inventory at distributors at each reporting period end. Our ability to reliably estimate these allowances enables us to recognize revenue upon delivery of goods to distributors instead of upon resale of goods by distributors to end customers.

We estimate the allowance for price adjustment based on factors such as distributor inventory levels, forecasted distributor selling prices, distributor margins and demand for our products. Our estimated allowances for price adjustments, which we offset against accounts receivable from distributors, were $41.7 million and $40.0 million at June 30, 2024 and 2023, respectively.

Our accruals for stock rotation are estimated based on historical returns and individual distributor agreement, and stock rotation rights, which are recorded as accrued liabilities on our consolidated balance sheets, are contractually capped based on the terms of each individual distributor agreement. Our estimated liabilities for stock rotation at June 30, 2024 and 2023 were $4.7 million and $5.6 million, respectively.

Our estimates for these allowances and accruals may be inaccurate. If we subsequently determine that any allowance and accrual based on our estimates is insufficient, we may be required to increase the size of our allowances and accrual in future periods, which would adversely affect our results of operations and financial condition.

Our operation of two wholly-owned packaging and testing facilities are subject to risks that could adversely affect our business and financial results.

We have two wholly-owned packaging and testing facilities located in Shanghai, China that handle most of our packaging and testing requirements. The operation of high-volume packaging and testing facilities and implementation of our advanced packaging technology are complex and demand a high degree of precision and may require modification to improve yields and product performance. We have committed substantial resources to ensure that our packaging and testing facilities operate efficiently and successfully, including the acquisition of equipment and raw materials, and training and management of a large number of technical personnel and employees. Due to the fixed costs associated with operating our own packaging and testing facilities, if we are unable to utilize our in-house facilities at a desirable level of production, our gross margin and results of operations may be adversely affected. For example, a significant decline in our market share or sales orders may negatively impact our factory utilization and reduce our ability to achieve profitability.

In addition, the operation of our packaging and testing facilities is subject to a number of risks, including the following:

- unavailability of equipment, whether new or previously owned, at acceptable terms and prices;
- facility equipment failure, power outages or other disruptions;
- shortage of raw materials, including packaging substrates, copper, gold and molding compound;
- failure to maintain quality assurance and remedy defects and impurities;
- changes in the packaging requirements of customers;
- compliance with local and regional legal and regulatory requirements; and
- operation stoppage due to the city-wide lockdown in response to public health emergencies or pandemics.

Any of the foregoing risks could adversely affect our capacity to package and test our products, which could delay shipment of our products, result in higher expenses, reduce revenue, damage our relationships with customers and otherwise adversely affect our business, results of operations, financial condition and prospects.

Our business operations and financial conditions may be adversely affected by any disruption in our information technology systems, including any cyberattacks and breaches.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions across offices internationally. We rely upon such information technology systems to manage and replenish inventory, complete and track customer orders, coordinate sales activities across all of our products and services, maintain vital data and information, perform financial and accounting tasks and manage and perform various administrative and human resources functions. A substantial disruption in our information technology systems for any extended time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages or delays in our service) could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. Our systems might be damaged or interrupted by natural or man−made events or by computer viruses, physical or electronic break−ins, cyber-attacks and similar disruptions affecting the global Internet.

In the past we have experienced cybersecurity incidents and threats against our information technology systems. While these incidents and attacks did not have a material adverse effect on our business operation or results of operations, they caused temporary disruptions and interfered with our operations. Any cybersecurity breach and financial loss may also have a negative impact on our internal control over financial reporting. While we have implemented additional measures to enhance our security protocol to protect our system and intend to do so in response to any threats, there is no guarantee that future attacks would be thwarted or prevented. We also expect to incur additional costs and expenses to upgrade our information technology system and establish additional protective measures to prevent future breaches. Furthermore, despite our efforts to investigate, improve and remediate the capability and performance of our information technology system, we may not be able to discover all weaknesses, breaches and vulnerabilities, and failure to do so may expose us to higher risk of data loss and adversely affect our business operations and results of operations.

We depend on the continuing services of our senior management team and other key personnel, and if we lose a member of our senior management or are unable to successfully retain, recruit and train key personnel, our ability to develop and market our products could be harmed.

Our success depends upon the continuing services of members of our senior management team and various engineering and other technical personnel. In particular, our engineers and other sales and technical personnel are critical to our future technological and product innovations. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is limited. We have entered into employment agreements with certain senior executives, but we do not have employment agreements with most of our employees. Many of these employees could leave our company with little or no prior notice and would be free to work for a competitor. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and other senior management may be required to divert attention from other aspects of our business. In addition, we do not have "key person" life insurance policies covering any member of our management team or other key personnel. The loss of any of these individuals or our inability to attract or retain qualified personnel, including engineers and others, could adversely affect our product introductions, overall business growth prospects, results of operations and financial condition.

Failure to protect our patents and our other proprietary information could harm our business and competitive position.

Our success depends, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright (including mask work protection), trademark and trade secret laws, as well as nondisclosure agreements, license agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of June 30, 2024, we owned 930 issued U.S. patents expiring between 2024 and 2042 and had 52 pending patent applications with the United States Patent and Trademark Office. In addition, we own patents and have filed patent applications in several jurisdictions outside of the U.S, including China, Taiwan, Japan and Korea.

Our patents and patent applications may not provide meaningful protection from our competitors, and there is no guarantee that patents will be issued from our patent applications. The status of any patent or patent application involves complex legal and factual determinations and the breadth of a claim is uncertain. In addition, our efforts to protect our intellectual property may not succeed due to difficulties and risks associated with:

- policing any unauthorized use of or misappropriation of our intellectual property, which is often difficult and costly and could enable third parties to benefit from our technologies without paying us;

- others independently developing similar proprietary information and techniques, gaining authorized or unauthorized access to our intellectual property rights, disclosing such technology or designing around our patents;

- the possibility that any patent or registered trademark owned by us may not be enforceable or may be invalidated, circumvented or otherwise challenged in one or more countries may limit our competitive advantages;

- uncertainty as to whether patents will be issued from any of our pending or future patent applications with the scope of the claims sought by us, if at all; and

- intellectual property laws and confidentiality laws may not adequately protect our intellectual property rights, including, for example, in China where enforcement of China intellectual property-related laws have historically been less effective, primarily because of difficulties in enforcement and low damage awards.

We also rely on customary contractual protection with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees, distributors or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third-party patent and intellectual property license agreements, one of which requires us to make ongoing royalty payments. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Intellectual property disputes could result in lengthy and costly arbitration, litigation or licensing expenses or prevent us from selling our products.

As is typical in the semiconductor industry, we or our customers have received and may continue to receive claims of infringement from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and services or those of our end customers. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights which has resulted in protracted and expensive arbitration and litigation for many companies. Patent litigation has increased in recent years due to increased assertions made by intellectual property licensing entities or non-practicing entities and increasing competition and overlap of product functionality in our markets.

Any litigation or arbitration regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. We have in the past and may from time to time in the future become involved in litigation that requires our management to commit significant resources and time. In addition, as part of our strategy to diversify our serviceable markets, we launched several key product families and technologies to enable high efficiency power conversion solutions and we plan to develop and commercialize new products in other power semiconductor markets. Our entry into the commercial markets for high-voltage power semiconductors and other markets as a result of our diversification strategy may subject us to additional and increased risk of disputes or litigation relating to these products.

Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks. Any claim of intellectual property infringement against us may require us to:

- incur substantial legal and personnel expenses to defend the claims or to negotiate for a settlement of claims;

- pay substantial damages or settlement to the party claiming infringement;

- refrain from further development or sale of our products;

- attempt to develop non-infringing technology, which may be expensive and time consuming, if possible at all;

- enter into costly royalty or license agreements that might not be available on commercially reasonable terms or at all;

- cross-license our technology with a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; and

- indemnify our distributors, end customers, licensees and others from the costs of and damages of infringement claims by our distributors, end customers, licensees and others, which could result in substantial expenses for us and damage our business relationships with them.

Any intellectual property claim or litigation against us harm our business, results of operations, financial condition and prospects.

The current government investigation by Department of Commerce ("DOC") and evolving export control regulations may adversely affect our business operations.

As previously disclosed, the Company has continued to respond to inquiries and requests for documents and information from Department of Commerce ("DOC") in connection with an investigation into the Company's export control practices and DOC is currently reviewing this matter. DOC has not informed the Company of any specific timeline or schedule under which DOC will complete its review.

The ongoing government investigations into our export control compliance also subject us to a number of financial and business risks. We expect to incur significant costs and expenses, including legal fees, in connection with our effort to respond to the government investigation. Furthermore, the management has diverted its resources and time in response to the investigation, and might not be able to fully engage with the core operation and objectives of our business activities. Finally, while we are fully cooperating with the government in the investigation, we are not able to predict its timing and outcome. In the event that the government decides to bring enforcement action or impose fines against us, it will result in a material adverse effect on our business operations, our financial conditions and our reputation.

We also expect that the U.S. export control regulations to evolve and change in response to the political and economic tension between the U.S. and China, including potential new export control regulations that may impose additional restrictions on our ability to continue to do business with certain customers in China and Asia. If such changes occur, we may be required to reduce shipments to certain Asian customers, adjust our business practices and incur additional costs to implement new export control compliance procedures, policies and programs, each of which will adversely affect our financial conditions and results of operations.

Global or regional economic, political and social conditions could adversely affect our business and operating results.

External factors such as potential terrorist attacks, acts of war, financial crises, such as the global or regional economic recession, or geopolitical and social turmoil in those parts of the world that serve as markets for our products could have significant adverse effect on our business and operating results in ways that cannot presently be predicted. Any future economic downturn or recession in the global economy in general and, in particular, on the economies in China, Taiwan and other countries where we market and sell our products, will have an adverse effect on our results of operations.

Our business operations could be significantly harmed by natural disasters or global epidemics.

We have research and development facilities located in Taiwan and the Silicon Valley in Northern California. Historically, these regions have been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which may disrupt the local economy and pose physical risks to our property. We also have sales offices located in Taiwan and Japan where similar natural disasters and other risks may disrupt the local economy and pose physical risks to our operations. We are not currently covered by insurance against business disruption caused by earthquakes. In addition, we currently do not have redundant, multiple site capacity in the event of a natural disaster or other catastrophic event. In the event of such an occurrence, our business would suffer.

Our business could be adversely affected by natural disasters such as epidemics, outbreaks or other health crisis. An outbreak of avian flu or H1N1 flu in the human population, or another similar health crisis similar to the COVID-19 pandemic could adversely affect the economies and financial markets of many countries, particularly in Asia. Moreover, any related disruptions to transportation or the free movement of persons could hamper our operations and force us to close our offices temporarily.

The occurrence of any of the foregoing or other natural or man-made disasters could cause damage or disruption to us, our employees, operations, distribution channels, markets and customers, which could result in significant delays in deliveries or substantial shortages of our products and adversely affect our business results of operations, financial condition or prospects.

Our insurance may not cover all losses, including losses resulting from business disruption or product liability claims.

We have limited product liability, business disruption or other business insurance coverage for our operations. In addition, we do not have any business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any occurrence of uncovered loss could harm our business, results of operations, financial condition and prospects.

Our international operations subject our company to risks not faced by companies without international operations.

We have adopted a global business model under which we maintain significant operations and facilities through our subsidiaries located in the U.S., China, Taiwan and Hong Kong. Our main research and development center is located in Silicon Valley, and our manufacturing and supply chain is located in China. We also have sales offices and customers throughout Asia, the U.S. and elsewhere in the world. Our international operations may subject us to the following risks:

- economic and political instability, including trade tension between the U.S. and China;
- costs and delays associated with transportations and communications;
- coordination of operations through multiple jurisdictions and time zones;
- fluctuations in foreign currency exchange rates;
- trade restrictions, changes in laws and regulations relating to, amongst other things, import and export tariffs, taxation, environmental regulations, land use rights and property; and
- the laws of, including tax laws, and the policies of the U.S. toward, countries in which we operate.

If we fail to maintain an effective internal control environment as well as adequate control procedures over our financial reporting, investor confidence may be adversely affected thereby affecting the value of our stock price.

We are required to maintain proper internal control over our financial reporting and adequate controls related to our disclosures. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. If we fail to maintain adequate controls, our business, the results of operations, financial condition and/or the value of our stock may be adversely impacted. In addition, if we identify material weakness in our internal control process, we may be required to incur additional costs to implement remedial measures, and public disclosure of material weaknesses may adversely affect the investors' confidence in the quality of our financial disclosures, which may negatively impact trading price of our stock.

We are subject to the risk of increased income taxes and changes in existing tax rules.

We conduct our business in multiple jurisdictions, including Hong Kong, Macau, the U.S., China, Taiwan, South Korea, Japan, India and Germany. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. Any of these jurisdictions may assert that we have unpaid taxes. Our effective tax rate was (138.1)%, 30.1% and 7.9% for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

Any tax rate changes in the tax jurisdictions in which we operate could result in adjustments to our deferred tax assets, if applicable, which would affect our effective tax rate and results of operations. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have a retroactive effect. In particular, various proposals over the years have been made to change certain U.S. tax laws relating to foreign entities with U.S. connections. In addition, the U.S. government has proposed various other changes to the U.S. international tax system, certain of which could adversely impact foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws.

It is possible that these or other changes in the U.S. tax laws, foreign tax laws, or proposed actions by international bodies such as the Organization of Economic Cooperation and Development (OECD) could significantly increase our U.S. or foreign income tax liability in the future, including as described further below in this risk factor.

In December 2017, the European Union ("EU") identified certain jurisdictions (including Bermuda and Cayman Islands) which it considered had a tax system that facilitated offshore structuring by attracting profits without commensurate economic activity. In order to avoid EU "blacklisting", both Bermuda and Cayman Islands introduced new legislation in December 2018, which came into force on January 1, 2019. These new laws require Bermuda and Cayman companies carrying on one or more "relevant activity" (including: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property or holding company) to maintain a substantial economic presence in Bermuda and Cayman Islands in order to comply with the economic substance requirements. Effective from December 31, 2019, we have structured our activities to comply with the new law. However, there is no experience yet as to how the Bermuda and Cayman Islands authorities will interpret and enforce these new rules. The legislation remains subject to further clarification and, accordingly, there is no guarantee that we will be deemed to be compliant. Furthermore, this legislation may require us to make additional changes to the activities we carry on in Bermuda or Cayman Islands, which could increase our costs either directly in those locations or indirectly as a result of increased costs related to moving our operations to other jurisdictions. As a result, we are not able to determine the impact on our operations and net income as of the current period.

In addition, our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and other subsidiaries in different jurisdictions. We have adopted transfer pricing arrangements for transactions among our subsidiaries. Related party transactions are generally subject to close review by tax authorities, including requirements that transactions be priced at arm's length and be adequately documented. If any tax authorities were successful in challenging our transfer pricing policies or other tax judgments, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges which may harm our business, financial condition and operating results.

Further, the U.S. Congress, the EU, the OECD, and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is the OECD's initiative in the area of "base erosion and profit shifting," or "BEPS". Many countries have implemented or begun to implement legislation and other guidance to align their international tax rules with the OECD's BEPS recommendations. In addition, the OECD has been working on an extension of the BEPS project, being referred to as "BEPS 2.0", which focuses on two "pillars" of reform. Pillar 1 is focused on global profit allocation and changing where large multinational corporations pay taxes, and pillar 2 includes a global minimum tax rate. The OECD published detailed blueprints of its proposals for pillar 1 and pillar 2 on October 14, 2020. In 2021, the OECD announced that more than 140 member jurisdictions (including the United States and Bermuda) have politically committed to potential changes to the international corporate tax system, including enacting a minimum tax rate of at least 15% as part of the OECD's "Pillar Two" initiative. During December 2022, the European Union reached agreement on the introduction of a minimum tax directive requiring member states to enact local legislation. We will continue to monitor countries' laws with respect to the OECD model rules and the Pillar Two global minimum tax. We do not believe Pillar Two has any material effect on us at this time, and the effects of any future legislation in this area are not yet reasonably estimable, but if such legislation is enacted in the future, it could have a material effect on our provision for income taxes, our financial results, and our earnings and cash flows. As a result of the focus on the taxation of multinational corporations, the tax laws in the countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us.

Our parent company is incorporated under the laws of Bermuda and is subject to Bermuda law with respect to taxation. Under current Bermuda law, the Company is not subject to any income or capital gains taxes in Bermuda. As we have previously disclosed, the Government of Bermuda announced in December 2023 that it enacted the Corporate Income Tax Act 2023, potentially imposing a 15% corporate income tax (CIT) on Bermuda companies that are within the scope of the CIT, that will be effective for tax years beginning on or after January 1, 2025. In particular, the CIT applies to multinational companies with annual revenue of 750 million Euros or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately preceding the fiscal year when the CIT may apply.

The Company is not in a position to determine whether the annual revenues may meet and/or cross the 750 million Euro threshold for at least two of the four fiscal years immediately preceding the fiscal year when CIT may apply. The Company continues to monitor and assess if and when it may be within the scope of the CIT. If we become subject to the Bermuda CIT, we may be subject to additional income taxes, which may adversely affect our financial position, results of operations and our overall business.

Our debt agreements include financial covenants that may limit our ability to pursue business and financial opportunities and subject us to risk of default.

We have entered into various debt agreements with certain financial institutions, which generally require us to maintain certain financial covenants that have the effect of limiting our ability to take certain actions, including actions to incur debt, repurchase stock, make certain investments and capital expenditures. As we continue to grow our business and expand our operations, we expect to incur additional indebtedness, including loan agreement or equipment leases, in order to fund such capital expenditures. These restrictions may limit our ability to pursue business and financial opportunities that are available or beneficial to us in response to changing and competitive economic environment, which may have an adverse effect on our financial conditions. In addition, a breach of any of these financial covenants, if not waived by the lenders, could trigger an event of default under the debt agreements, which may result in the acceleration of our indebtedness or the loss of our collateral used to secure such indebtedness.

The imposition of U.S. corporate income tax on our Bermuda parent and non-U.S. subsidiaries could adversely affect our results of operations.

We believe that our Bermuda parent and non-U.S. subsidiaries each operate in a manner that they would not be subject to U.S. corporate income tax because they are not engaged in a trade or business in the United States. Nevertheless, there is a risk that the U.S. Internal Revenue Service may assert that our Bermuda parent and non-U.S. subsidiaries are engaged in a trade or business in the United States. If our Bermuda parent and non-U.S. subsidiaries were characterized as being so engaged, we would be subject to U.S. tax at the regular corporate rates on our income that is effectively connected with U.S. trade or business, plus an additional 30% "branch profits" tax on the dividend equivalent amount, which is generally effectively connected income with certain adjustments, deemed withdrawn from the United States. Any such tax could materially and adversely affect our results of operations.

We may be classified as a passive foreign investment company ("PFIC"), which could result in adverse U.S. federal income tax consequences for U.S. holders.

Based on the current and anticipated valuation of our assets and the composition of our income and assets, we do not expect to be considered a PFIC, for U.S. federal income tax purposes for the foreseeable future. However, we must make a separate determination for each taxable year as to whether we are a PFIC after the close of each taxable year and we cannot assure you that we will not be a PFIC for our June 30, 2024 taxable year or any future taxable year. Under current law, a non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets, generally based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets, including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% by value of the subsidiary's equity interests, from time to time. Because we currently hold and expect to continue to hold a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably given that market prices of technology companies historically often have been volatile, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held common shares, certain adverse U.S. federal income tax consequences could apply for such U.S. holder.

Changes in our United States federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.

The Tax Act may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a 10% U.S. shareholder) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations, or CFCs.

Prior to the Tax Act, we did not believe that we, or any of our non-U.S. subsidiaries, were considered a CFC, which is a determination made daily based on whether the 10% U.S. shareholders together own, or are considered to own under the attribution rules, more than 50% of the voting power or value of a non-U.S. corporation. Under the Tax Act, however, because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries may be classified as CFCs with respect to any single 10% U.S. shareholder, even without regard to whether 10% U.S. shareholders together own, directly or indirectly, more than 50% of the voting power or value of the Company. Our 10% or greater U.S. shareholders should consult their individual tax advisors for advice regarding the Tax Act's revision to the U.S. Federal tax law applicable to owners of CFCs.

Risks Related to Doing Business in China

China's economic, political and social conditions, as well as government policies, could affect our business and growth.

Our financial results have been, and are expected to continue to be, affected by the economy in China. If China's economy is slowing down, it may negatively affect our business operation and financial results. The China economy differs from the economies of most developed countries in many respects, including:

- higher level of government involvement;
- early stage of development of a market-oriented economy;
- rapid growth rate;
- higher level of control over foreign currency exchange; and
- less efficient allocation of resources.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the China government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of corporate governance in business enterprises, the China government continues to retain significant control over the business and productive assets in China. Any changes in China's government policy or China's political, economic and social conditions, or in relevant laws and regulations, may adversely affect our current or future business, results of operations or financial condition. These changes in government policy may be implemented through various means, including changes in laws and regulations, implementation of anti-inflationary measures, change of basic interest rate, changes in the tax rate or taxation system and the imposition of additional restrictions on currency conversion and imports. Furthermore, given China's largely export-driven economy, any changes in the economies of China's principal trading partners and other export-oriented nations may adversely affect our business, results of operations, financial condition and prospects.

Our ability to successfully expand our business operations in China depends on a number of factors, including macroeconomic and other market conditions, and credit availability from lending institutions. In response to the recent global and Chinese economic recession, the China government has promulgated several measures aimed at expanding credit and stimulating economic growth. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the China government to guide economic growth will be effective in maintaining or sustaining the growth rate of the Chinese economy. If measures adopted by the China government fail to achieve further growth in the Chinese economy, it may adversely affect our growth, business strategies and operating results. In addition, changes in political and social conditions of China may adversely affect our ability to conduct our business in the region. For example, geopolitical disputes and increased tensions between China and its neighboring countries in which we conduct business could make it more difficult for us to coordinate and manage our international operations in such countries.

Changes in China's laws, legal protections or government policies on foreign investment in China may harm our business.

Our business and corporate transactions, including our operations through the JV Company, are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations frequently change, and their interpretation and enforcement involve uncertainties that could limit the legal protections available to us. Regulations and rules on foreign investments in China impose restrictions on the means that a foreign investor like us may apply to facilitate corporate transactions we may undertake.

In addition, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. If any of our past operations are deemed to be non-compliant with Chinese law, we may be subject to penalties and our business and operations may be adversely affected. For instance, under Special Administrative Measures (Negative List) for Foreign Investment Access, some industries are categorized as sectors which are restricted or prohibited for foreign investment. As the Negative List is updated every year, there can be no assurance that the China government will not change its policies in a manner that would render part or all of our business to fall within the restricted or prohibited categories. If we cannot obtain approval from relevant authorities to engage in businesses which become prohibited or restricted for foreign investors, we may be forced to sell or restructure a business which has become restricted or prohibited for foreign investment. Furthermore, the China government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. If we are forced to adjust our corporate structure or business as a result of changes in government policy on foreign investment or changes in the interpretation and application of existing or new laws, our business, financial condition, results of operations and prospects may be harmed. Moreover, uncertainties in the Chinese legal system may impede our ability to enforce contracts with our business partners, customers and suppliers, or otherwise pursue claims in litigation to recover damages or loss of property, which could adversely affect our business and operations.

The continuing trade tensions between the U.S. and China may result in increased tariffs on imported goods from China that could adversely affect our business operations.

Since 2018, U.S. and China trade tensions led to higher and increasing tariffs imposed by both countries on the import of goods from the other country. The U.S. government used various authorities to implement tariffs on a variety of Chinese goods and materials, which, absent exemptions, include products and applications, including consumer electronics, that incorporate our power discrete and power IC products. In response, China has imposed tariffs on certain American products, and warned of additional actions if the U.S. imposes new or increased tariffs. The continuing trade tensions could have significant adverse effects on world trade and the world economy. While the two countries have negotiated and entered into agreements to gradually reduce certain tariffs, it's unclear whether those agreements will significantly reduce the tariffs affecting our business operations. The ultimate level of tariffs, the ultimate scope of them, and whether or how any proposed additional tariffs will impact our business is uncertain. We believe that the imposition of additional tariffs by the U.S. government on products incorporating our power semiconductors could deter our customers from purchasing our products originating from China. If so, this would reduce demand for our power semiconductor products or result in pricing adjustments that would lower our gross margin, which could have a material adverse effect on our business and results of operations.

Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People's Congress of the PRC promulgated the Foreign Investment Law, which took effect on January 1, 2020, and replaced the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law establishes the basic framework for the access, promotion, protection and administration of foreign investments in China in view of investment protection and fair competition. For example, treatment of foreign investors on a national level will be no less favorable than the treatment received by domestic investors unless such investments fall within a "negative list". On June 28, 2018, the National Development and Reform Commission (the "NDRC") and the Ministry of Commerce of the PRC (the "MOC") published the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2018 Edition), which identifies specific sectors where foreign investors will be subject to special administrative measures. The Negative List has been updated three times in June 2019, June 2020 and December 2021. The current effective Negative List (2021 Edition) took effect on January 1, 2022.

Since the Foreign Investment Law was newly enacted, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our China subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

In addition, under the newly enacted Foreign Investment Law, foreign investors or the foreign invested enterprise should report investment information on the principle of necessity. Any company found to be non-complaint with such investment information reporting obligation might be potentially subject to fines or administrative liabilities.

Limitations on our ability to transfer funds to our China subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our businesses and otherwise fund and conduct our business.

The transfer of funds from us to our China subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by the China's governmental authorities, including the State Administration of Foreign Exchange, (SAFE), the State Administration for Market Regulation (SAMR), and/or the relevant examination and approval authority. Our subsidiaries may also experience difficulties in converting our capital contributions made in foreign currencies into RMB due to changes in the China's foreign exchange control policies. Therefore, it may be difficult to change capital expenditure plans once the relevant funds have been remitted from us to our China subsidiaries. These limitations and the difficulties our China subsidiaries may experience on the free flow of funds between us and our China subsidiaries could restrict our ability to act in response to changing market situations in a timely manner.

China's currency exchange control and government restrictions on investment repatriation may impact our ability to transfer funds outside of China.

A significant portion of our business is conducted in China where the currency is the Renminbi. Regulations in China permit foreign owned entities to freely convert the Renminbi into foreign currency for transactions that fall under the "current account," which includes trade related receipts and payments, interest and dividends. Accordingly, our Chinese subsidiaries may use Renminbi to purchase foreign exchange for settlement of such "current account" transactions without pre-approval. However, pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. A Chinese company must pay 10% of its annual after-tax profits into the statutory reserve fund to fund the statutory reserve fund unless it has reached 50% of the registered capital of the company. Where the accumulative amount of the company's statutory reserve is not enough to make up for the losses of the previous year, the current year's profits must first be used to make up for the losses before the statutory reserve is accrued.

Other transactions that involve conversion of Renminbi into foreign currency are classified as "capital account" transactions; examples of "capital account" transactions include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. "Capital account" transactions require prior approval from, or registration with China's State Administration of Foreign Exchange (SAFE) or its provincial branch or its authorized banks to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China.

As a result of these and other restrictions under PRC laws and regulations, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. Such restricted portion amounted to approximately $93.5 million, or 10.5% of our total consolidated net assets attributed to the Company as of June 30, 2024. We have no assurance that the relevant Chinese governmental authorities in the future will not limit further or eliminate the ability of our China subsidiaries to purchase foreign currencies and transfer such funds to us to meet our liquidity or other business needs. Any inability to access funds in China, if and when needed for use by the Company outside of China, could have a material and adverse effect on our liquidity and our business.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce ("MOC") be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On July 1, 2015, the National Security Law of China took effect, which provided that China would establish rules and mechanisms to conduct national security review of foreign investments in China that may impact national security. China's Foreign Investment Law, which became effective in January 2020, reiterates that China will establish a security review system for foreign investments. On December 19, 2020, the NDRC and the MOC jointly issued the Measures for the Security Review of Foreign Investments (the "New FISR Measures"), which was made according to the National Security Law and the Foreign Investment Law of China and became effective on January 18, 2021. The New FISR Measures further expand the scope of national security review on foreign investment compared to the existing rules, while leaving substantial room for interpretation and speculation. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our results of operations may be negatively impacted by fluctuations in foreign currency exchange rates between U.S. dollar and Chinese Yuan, or RMB.

While U.S. dollars is our main functional currency and our revenue and a significant portion of our operating expenses are denominated in U.S. dollars, we are required to maintain local currencies, primarily the RMB, in our cash balances in connection with the funding of our overseas operations. As a result, our costs and operating expenses may be exposed to adverse movements in foreign currency exchange rates between the U.S. dollar and RMB. We also do not utilize any financial instruments to hedge or reduce potential losses due to the fluctuation of foreign currency exchange rates. In general, any appreciation of U.S. dollars against a weaker RMB could reduce the value of our cash and cash equivalent balance, which could increase our operating expenses and negatively affect our cash flow, income and profitability. The value of RMB against the U.S. dollars may fluctuate and is affected by many factors outside of our control, including changes in political and economic conditions, implementation of new monetary policies by the Chinese government and changes in banking regulations, and there is no guarantee that we will be able to mitigate or recoup any losses due to a significant fluctuation in the U.S. dollar/RMB exchange rates.

PRC labor laws may adversely affect our results of operations.

The PRC government promulgated the Labor Contract Law of the PRC, effective on January 1, 2008, which was amended on December 28, 2012 and the amended law became effective on July 1, 2013, to govern the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of and the amendment to employment contracts. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer's decision to reduce its workforce. Further, it requires that certain termination decisions be based upon seniority and not merit. In the event our subsidiaries decide to significantly change or decrease their workforce in China, the Labor Contract Law could adversely affect their ability to effect such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

In recent years, compensation in various industries in China has increased and may continue to increase in the future. In order to attract and retain skilled personnel, we may need to increase the compensation of our employees. Compensation may, also, increase as inflationary pressure increases in China. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for a specific employer are entitled to a paid vacation ranging from 5 to 15 days, depending on length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their normal salaries for each waived vacation day. This mandated paid-vacation regulation, coupled with the trend of increasing compensation, may result in increase in our employee-related costs and expenses and decrease in our profit margins.

Relations between Taiwan and China could negatively affect our business, financial condition and operating results and, therefore, the market value of our common shares.

Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although significant economic and cultural relations have been established during recent years between Taiwan and China, relations have often been strained. A substantial number of our key customers and some of our essential sales and engineering personnel are located in Taiwan, and we have a large number of operational personnel and employees located in China. Therefore, factors affecting military, political or economic relationship between China and Taiwan could have an adverse effect on our business, financial condition and operating results.

Risks Related to Our Corporate Structure and Our Common Shares

Our share price may be volatile and you may be unable to sell your shares at or above the purchase price, if at all.

Limited trading volumes and liquidity of our common shares on the NASDAQ Global Select Market may limit the ability of shareholders to purchase or sell our common shares in the amounts and at the times they wish. In addition, the financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. The trading price of our common shares on The NASDAQ Global Select Market ranged from a low of $19.55 to high of $37.38 from July 1, 2023 to June 30, 2024. At July 31, 2024, the trading price of our common shares was $41.40. Volatility in the price of our shares may be caused by factors outside our control and may be unrelated or disproportionate to our operating results.

The market price for our common shares may be volatile and subject to wide fluctuations in response to factors, including:

- actual or anticipated fluctuations in our operating results;

- general economic, industry, regional and global market conditions, including the economic conditions of specific market segments for our products, including the PC markets;

- our failure to meet analysts' expectations, including expectation regarding our revenue, gross margin and operating expenses;

- changes in financial estimates and outlook by securities research analysts;

- our ability to increase our gross margin;

- announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

- announcements of technological or competitive developments;

- announcement of acquisition, partnership and major corporate transactions;

- regulatory developments in our target markets affecting us, our customers or our competitors;

- our ability to enter into new market segments, gain market share, diversify our customer base and successfully secure manufacturing capacity;

- announcements regarding intellectual property disputes or litigation involving us or our competitors;

- changes in the estimation of the future size and growth rate of our markets;

- announcement of significant legal proceedings, litigation or government investigation;

- additions or departures of key personnel;

- repurchase of shares under our repurchase program;

- announcement of sales of our securities by us or by our major shareholders;

- general economic or political conditions in China and other countries in Asia; and

- other factors.

In the past, securities class action litigation has often been brought against a company following periods of volatility in such company's share price. This type of litigation could result in substantial costs and divert our management's attention and resources which could negatively impact our business and financial conditions. See Item 3. Legal Proceeding.

If securities or industry analysts adversely change their recommendations regarding our common shares or if our operating results do not meet their expectations, the trading price of our common shares could decline.

The market price of our common shares is influenced by the research and reports that industry or securities analysts publish about us or our business. There is no guarantee that these analysts will understand our business and results, or that their reports will be accurate or correctly predict our operating results or prospects. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our common shares or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our common shares or if our operating results or prospects do not meet their expectations, the market price of our common shares could decline significantly.

Anti-takeover provisions in our bye-laws could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Certain provisions in our bye-laws may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

- the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval;

- advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at shareholder meetings; and

- the requirement to remove directors by a resolution passed by at least two-thirds of the votes cast by the shareholders having a right to attend and vote at the shareholder meeting.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We are a Bermuda company and the rights of shareholders under Bermuda law may be different from U.S. laws.

We are a Bermuda limited liability exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions, including the U.S. For example, some of our directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Item 1B.   Unresolved Staff Comments

None.

Item 1C   Cybersecurity

Risk Management and Strategy

We recognize the importance of managing cybersecurity threats and risks related to our business, and we have adopted a multi-faceted and proactive strategy to identify, evaluate, address, respond and neutralize cybersecurity threats and attacks. We employ a combination of technical solutions, security policies and procedures, employee training programs, and regular security audits to enhance and fortify our defenses. We utilize advanced monitoring tools and anomaly detection systems to swiftly identify any suspicious activities or deviations from normal operation. Our security infrastructure includes firewalls, intrusion detection systems, encryption protocols, and access controls to protect our systems and data from unauthorized access or malicious attacks. In the event of a security incident, we have established incident response procedures to contain the threat, minimize the impact, and restore normal operations as quickly as possible. We also conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect our information systems that are vulnerable to such cybersecurity threats.

Our cybersecurity team plays a critical role in managing our cybersecurity risk. They oversee security controls and orchestrate our response to incidents on a day-to-day basis, including threats arising internally or from our vendors, suppliers or other third parties that we conduct business with. In addition, we have developed and implemented information security policies, standards, procedures and security guidelines that are based on industry standards, particularly the National Institute of Standards and Technology (NIST) Cybersecurity Framework. Furthermore, we have implemented and maintained employee policies design to reduce risk of cyber-attacks and educate employees on protocol in the event of a potential cybersecurity incident.

We use third-party service providers in various functions throughout our business. We have implemented stringent processes to oversee and manage cybersecurity risk with these third parties, which includes risk assessment activities, enforcement of policies to ensure compliance with current cybersecurity standards and monitoring activities, and periodic review of potential cyber breaches announcements made by the third-party service providers.

Currently we are not aware of any risks from cybersecurity threats that have materially affected our business strategy, results of operations or financial condition or are reasonably likely to have a material effect. However, cyber-attacks are increasing in frequency, sophistication and intensity, and despite our ongoing efforts we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced undetected cybersecurity incidents. Please refer to "Risk Factors" in Part I, Item 1A of this Form 10-K for more information on the risks posed to us by cybersecurity threats.

Governance

Our management team, including our cybersecurity team, are responsible for day-to-day implementation, assessment, and management of our cybersecurity risk management processes. Our cybersecurity team includes Vice President of Information Technology and Information Security Officer with a team of eight full-time information technology professionals and several outside security vendors to manage our information security program. Our Vice President of Information Technology and Information Security Officer have served in various roles in information technology and information security, and together they have over 55 years of experience in this field. The cybersecurity management team has primary responsibility for our overall cybersecurity risk management program, including monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents, and works in partnership with our other business leaders, including our Chief Executive Officer and Chief Financial Officer, as well as our Board of Directors.

Our Board of Directors (the "Board") plays an active role in overseeing and managing the Company's cybersecurity risks. The Audit Committee of the Board has established a Cybersecurity Subcommittee for the purpose of assessing, analyzing and managing the Company's key cybersecurity and information technology risks, and to ensure that our systems are adequate to protect against security breach and effectively safeguard the Company's IT infrastructure, assets, intellectual property, and data. The roles and responsibilities of the Cybersecurity Subcommittee are determined, from time to time, by the Audit Committee. The Cybersecurity Subcommittee meets quarterly with our management team to discuss various matters relating to IT and cybersecurity risks, and our senior management team communicates and coordinates directly with the Cybersecurity Subcommittee in the event of any cybersecurity incident. The Cybersecurity Subcommittee is given the following responsibilities:

- Oversight of policies, procedures, plans, and execution intended to provide security, confidentiality, availability, and integrity of the information.
- Oversight of the quality and effectiveness of the Company's policies and procedures with respect to its IT systems;
- Review and oversight on policies and procedures of the Company in preparation for responding to cybersecurity incidents.
- Oversight of risks related to IT systems and processes, including privacy, network security and data security, and any internal audits of such systems and processes.

- Review and oversight of preparation of the Company's public disclosures, including SEC filings, relating to the Company's IT systems, including privacy, network security, and data security, and
- Report to the Audit Committee and the Board of significant and material cybersecurity incidents.

Item 2.   Properties

     As of July 31, 2024, our primary U.S. facility, which houses our research and design function, as well as elements of marketing and administration, is located in Sunnyvale, California. We conduct our manufacturing, research and development, sales and marketing and administration in Asia and North America. We lease all properties used in our business except the wafer fabrication facility in Oregon acquired in January 2012. The following table sets forth the location, size and primary use of our principal properties that are material to our business operations:

Location	Square Footage	Primary Use
475 Oakmead Parkway Sunnyvale, California, USA 94085	57,000	Research and development, marketing, sales and administration
3131 Northeast Brookwood Parkway Hillsboro, Oregon, USA 97124	252,950	Wafer fabrication facility
Building 1/2 and 8/9, No. 91, Lane 109, Rongkang Road, Songjiang District, Shanghai, China 201614	221,301	Packaging and testing, manufacturing support
Building 1,2,3 No.135 Rongkang Road, Songjiang Export Process Zone, Area B, Songjiang, Shanghai,China 201614	250,198	Packaging and testing, manufacturing support

     We believe that our current facilities are adequate and that additional space will be available on commercially reasonable terms for the foreseeable future.

Item 3.   **Legal Proceedings**

As previously disclosed, the Company continues to cooperate with the Department of Commerce ("DOC") in connection with its ongoing investigation of the Company's export control practices. DOC has not informed the Company of any specific timeline or schedule under which DOC will complete its review.

We have in the past, and may from time to time in the future, become involved in legal proceedings arising from the normal course of business activities. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. Irrespective of the validity of such claims, we could incur significant costs in the defense thereof or could suffer adverse effects on its operations.

Item 4.   **Mine Safety Disclosures**

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares have traded on the NASDAQ Global Select Market since April 29, 2010 under the symbol AOSL. As of July 31, 2024, there were approximately 144 holders of record of our common shares, not including those shares held in a street or nominee name.

Dividend Policy

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common share in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of Part III of this report regarding information about securities authorized for issuance under our equity compensation plans.

Share Performance Graph

The following graph compares the total cumulative shareholder return on our common shares with the total cumulative return of the NASDAQ Composite Index and the Philadelphia Semiconductor Index for the last five fiscal years ended June 30, 2024, assuming an investment of $100 at the beginning of such period and the reinvestment of any dividends.

The comparisons in the graph below are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common shares.


Chart Title
400.00
300.00
200.00
100.00
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6/30/2019
6/30/2020
6/30/2021
6/30/2022
6/30/2023
6/30/2024
NASDAQ Composite
Philadelphia Semiconductor Index
Alpha & Omega Semiconductor Limited

The above Share Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the fourth quarter of fiscal year 2024, the Company did not repurchase any common shares.

Item 6. [Reserved]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion of the financial condition and results of our operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this annual report. Our consolidated financial statements contained in this annual report are prepared in accordance with U.S. GAAP.

Overview

We are a designer, developer, and global supplier of a broad range of discrete power devices, wide band gap power devices, power management ICs and modules, including a wide portfolio of Power MOSFET, SiC, IGBT, IPM, TVS, HV Gate Drivers, Power IC, and Digital Power products. Our portfolio of power semiconductors includes approximately 2,700 products, and has grown with the introduction of over 100 new products in the fiscal year ended June 30, 2024, and over 60 and 130 new products in the fiscal years ended June 30, 2023 and 2022, respectively. Our teams of scientists and engineers have developed extensive intellectual properties and technical knowledge that encompass major aspects of power semiconductors, which we believe enables us to introduce and develop innovative products to address the increasingly complex power requirements of advanced electronics. We have an extensive patent portfolio that consists of 930 patents and 52 patent applications in the United States as of June 30, 2024. We also have a total of 1,025 foreign patents, which primarily were based on our research and development efforts through June 30, 2024. We differentiate ourselves by integrating our expertise in technology, design and advanced manufacturing and packaging to optimize product performance and cost. Our portfolio of products targets high-volume applications, including personal computers, graphic cards, game consoles, flat panel TVs, home appliances, power tools, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment. During fiscal year 2024, we accelerated the development of new technology platforms which allowed us to introduce 36 medium and high voltage MOSFET products, targeting primarily the industrial markets and computing marketing, as well as 17 low voltage MOSFET products primarily for the computing market. In addition, we introduced 37 Power IC new products for computing applications, communication and consumer markets.

Our business model leverages global resources, including research and development and manufacturing in the United States and Asia. Our sales and technical support teams are localized in several growing markets. We operate an 8-inch wafer fabrication facility located in Hillsboro, Oregon, or the Oregon Fab, which is critical for us to accelerate proprietary technology development, new product introduction and improve our financial performance. To meet the market demand for the more mature high volume products, we also utilize the wafer manufacturing capacity of selected third party foundries. For assembly and test, we primarily rely upon our in-house facilities in China. In addition, we utilize subcontracting partners for industry standard packages. We believe our in-house packaging and testing capability provides us with a competitive advantage in proprietary packaging technology, product quality, cost and sales cycle time.

On March 29, 2016, we formed a joint venture (the "JV Company") with two investment funds owned by the Municipality of Chongqing (the "Chongqing Funds"), for the purpose of constructing and operating a power semiconductor packaging, testing and 12-inch wafer fabrication facility ("Fab") in the LiangJiang New Area of Chongqing, China. As of December 1, 2021, we owned 50.9%, and the Chongqing Funds owned 49.1% of the equity interest in the JV Company. The Joint Venture was accounted under the provisions of the consolidation guidance since we had controlling financial interests until December 1, 2021.

On December 1, 2021 (the "Effective Date"), Alpha & Omega Semiconductor (Shanghai) Ltd. ("AOS SH") and Agape Package Manufacturing (Shanghai) Limited ("APM SH" and, together with AOS SH, the "Sellers"), each a wholly-owned subsidiary of the Company, entered into a share transfer agreement ("STA") with a third-party investor to sell a portion of the Company's equity interest in the JV Company which consists of a power semiconductor packaging, testing and 12-inch wafer fabrication facility in Chongqing, China (the "Transaction"). The Transaction closed on December 2, 2021 (the "Closing Date"), which reduced the Company's equity interest in the JV Company from 50.9% to 48.8%. Also, the Company's right to designate directors on the board of JV Company was reduced to three (3) out of seven (7) directors, from four (4) directors prior to the Transaction. As a result of the Transaction and other factors, the Company no longer has a controlling financial interest in the JV Company. The JV Company was deconsolidated from the Company's Consolidated Financial Statements effective as of the Closing Date.

On December 24, 2021, we entered into a share transfer agreement with another third-party investor, pursuant to which the Company sold to this investor 1.1% of outstanding equity interest held by the Company in the JV Company. In addition, the JV Company adopted an employee equity incentive plan and issued an equity interest equivalent to 3.99% of the JV Company in exchange for cash. As a result of these two transactions, the Company owned 45.8% of the equity interest in the JV Company as of December 31, 2021.

On January 26, 2022, the JV Company completed a financing transaction pursuant to a corporate investment agreement (the "Investment Agreement") between the JV Company and certain third-party investors (the "New Investors"). Under the Investment Agreement, the New Investors purchased newly issued equity interest of the JV Company, representing approximately 7.82% of post-transaction outstanding equity interests of the JV Company, for a total purchase price of RMB

509 million (or approximately USD 80 million based on the currency exchange rate as of January 26, 2022) (the "Investment"). Following the closing of the January 26, 2022 Investment, the percentage of outstanding JV equity interest beneficially owned by the Company was reduced to 42.2% at June 30, 2022.

In February 2024, the JV Company repurchased certain shares that were previously issued to employees under the employee equity incentive plan, which increased the Company's percentage of equity ownership in the JV Company by 0.54%. As of June 30, 2024, the percentage of outstanding JV equity interest beneficially owned by the Company was 42.8%.

We reduced our ownership of the JV Company to below 50% to increase the flexibility of the JV Company to raise capital to fund its future expansion. The JV Company is also contemplating an eventual listing on the Science and Technology Innovation Board, or STAR Market, of the Shanghai Stock Exchange. The reduction of our ownership assists the JV Company in meeting certain regulatory listing requirements. A potential STAR Market listing may take several years to consummate and there is no guarantee that such listing by the JV Company will be successful or will be completed in a timely manner, or at all. In addition, the JV Company will continue to provide us with significant level of foundry capacity to enable us to develop and manufacture our products. On July 12, 2022, the current shareholders of the JV Company entered into a shareholders contract, pursuant to which the JV Company committed to provide us with a monthly wafer production capacity until December 2023, and additional commitment to provide wafer capacity after December 2023 if the JV Company's production capacity reaches certain specified level.

Other Factors Affecting Our Performance

The global, regional economic and PC market conditions: Because our products primarily serve consumer electronic applications, any significant changes in global and regional economic conditions could materially affect our revenue and results of operations. A significant amount of our revenue is derived from sales of products in the PC markets, such as notebooks, motherboards and notebook battery packs. Therefore, a substantial decline in the PC market could have a material adverse effect on our revenue and results of operations. The PC markets have experienced a modest global decline in recent years due to continued growth of demand in tablets and smart phones, worldwide economic conditions and the industry inventory correction which had and may continue to have a material impact on the demand for our products.

A decline of the PC market may have a negative impact on our revenue, factory utilization, gross margin, our ability to resell excess inventory, and other performance measures. We have executed and continue to execute strategies to diversify our product portfolio, penetrate other market segments, including the consumer, communications and industrial markets, and improve gross margins and profit by implementing cost control measures. While making efforts to reduce our reliance on the computing market, we continue to support our computing business and capitalize on the opportunities in this market with a more focused and competitive PC product strategy to gain market share.

Manufacturing costs and capacity availability: Our gross margin is affected by a number of factors including our manufacturing costs, utilization of our manufacturing facilities, the product mixes of our sales, pricing of wafers from third party foundries and pricing of semiconductor raw materials. Capacity utilization affects our gross margin because we have certain fixed costs at our Shanghai facilities and our Oregon Fab. If we are unable to utilize our manufacturing facilities at a desired level, our gross margin may be adversely affected. In addition, from time to time, we may experience wafer capacity constraints, particularly at third party foundries, that may prevent us from meeting fully the demand of our customers. While we can mitigate these constraints by increasing and re-allocating capacity at our own fab, we may not be able to do so quickly or at sufficient level, which could adversely affect our financial conditions and results of operations. We also rely on the JV Company to provide foundry capacity to manufacture our products, therefore it is critical that we maintain continuous access to such capacity, which may not be available at sufficient level or at a pricing terms favorable to us because of lack of control over the JV Company's operation. We continue to maintain a business relationship with the JV Company to ensure uninterrupted supply of manufacturing capacity. Because we continue to rely on the JV Company to provide us with manufacturing capacity, if the JV Company take actions or make decisions that prevents us from accessing required capacity, our operations may be adversely affected.

Erosion and fluctuation of average selling price: Erosion of average selling prices of established products is typical in our industry. Consistent with this historical trend, we expect our average selling prices of our existing products to decline in the future. However, in the normal course of business, we seek to offset the effect of declining average selling price by introducing new and higher value products, expanding existing products for new applications and new customers and reducing the manufacturing cost of existing products. These strategies may cause the average selling price of our products to fluctuate significantly from time to time, thereby affecting our financial performance and profitability.

Product introductions and customers' product requirements: Our success depends on our ability to introduce products on a timely basis that meet or are compatible with our customers' specifications and performance requirements. Both factors, timeliness of product introductions and conformance to customers' requirements, are equally important in securing design wins

44

with our customers. As we accelerate the development of new technology platforms, we expect to increase the pace at which we introduce new products and seek and acquire design wins. If we were to fail to introduce new products on a timely basis that meet customers' specifications and performance requirements, particularly those products with major OEM customers, and continue to expand our serviceable markets, then we would lose market share and our financial performance would be adversely affected.

Distributor ordering patterns, customer demand and seasonality: Our distributors place purchase orders with us based on their forecasts of end customer demand, and this demand may vary significantly depending on the sales outlook and market and economic conditions of end customers. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly, which in turn may prompt distributors to make significant adjustments to their purchase orders placed with us. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter. In addition, because our products are used in consumer electronics products, our revenue is subject to seasonality. Our sales seasonality is affected by numerous factors, including global and regional economic conditions as well as the PC market conditions, revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products and fluctuations in consumer purchase patterns prior to major holiday seasons. In recent periods, broad fluctuations in the semiconductor markets and the global and regional economic conditions, in particular the changing PC market conditions, have had a more significant impact on our results of operations than seasonality. Furthermore, our revenue may be impacted by the level of demand from our major customers due to factors outside of our control. If these major customers experience significant decline in the demand of their products, encounter difficulties or defects in their products, or otherwise fail to execute their sales and marketing strategies successfully, it may adversely affect our revenue and results of operations.

Principal line items of statements of operations

The following describes the principal line items set forth in our consolidated statements of operations:

Revenue

We generate revenue primarily from the sale of power semiconductors, consisting of power discretes and power ICs. Historically, a majority of our revenue has been derived from power discrete products. Because our products typically have three-year to five-year life cycles, the rate of new product introduction is an important driver of revenue growth over time. We believe that expanding the breadth of our product portfolio is important to our business prospects, because it provides us with an opportunity to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. In addition, a small percentage of our total revenue is generated by providing packaging and testing services to third parties through one of our in-house facilities.

Our product revenue is reported net of the effect of the estimated stock rotation returns and price adjustments that we expect to provide to our distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by the distributor during a specified period. At our discretion or upon our direct negotiations with the original design manufacturers ("ODMs") or original equipment manufacturers ("OEMs"), we may elect to grant special pricing that is below the prices at which we sold our products to the distributors. In certain situations, we will grant price adjustments to the distributors reflecting such special pricing. We estimate the price adjustments for inventory at the distributors based on factors such as distributor inventory levels, forecasted distributor selling prices, distributor margins and demand for our products.

In February 2023, we entered into a license agreement with a customer to license our proprietary SiC technology and to provide 24-months of engineering and development services for a total fee of $45.0 million. We received payments of such fees in the amount of $18.0 million, $6.8 million and $9.0 million in March 2023, July 2023 and February 2024, respectively, with the remaining amount to be paid upon the achievement of specified engineering services and product milestones. The license and development fee is determined to be one performance obligation and is recognized over the 24 months during which we perform the engineering and development services. We use the input method to measure progression of the transfer of services. During the fiscal years ended June 30, 2024 and 2023, we recorded $21.2 million and $9.9 million of license and development revenue, respectively. We also entered an accompanying supply agreement to provide limited wafer supply to the customer.

Cost of goods sold

Our cost of goods sold primarily consists of costs associated with semiconductor wafers, packaging and testing, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, and costs associated with yield improvements, capacity utilization, warranty and valuation of inventories. As the volume of sales increases, we expect cost of goods sold to increase. While our utilization rates cannot be immune to the market conditions, our goal is to make them less vulnerable to market fluctuations. We believe our market diversification strategy and product growth will drive higher volume of manufacturing which will improve our factory utilization rates and gross margin in the long run.

Operating expenses

Our operating expenses consist of research and development, and selling, general and administrative expenses. We expect our operating expenses as a percentage of revenue to fluctuate from period to period as we continue to exercise cost control measures in response to the declining PC market as well as align our operating expenses to the revenue level.

Research and development expenses. Our research and development expenses consist primarily of salaries, bonuses, benefits, share-based compensation expense, expenses associated with new product prototypes, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and overhead costs. We continue to invest in developing new technologies and products utilizing our own fabrication and packaging facilities as it is critical to our long-term success. We also evaluate appropriate investment levels and stay focused on new product introductions to improve our competitiveness. We expect that our research and development expenses will fluctuate from time to time.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation expense, product promotion costs, occupancy costs, travel expenses, expenses related to sales and marketing activities, amortization of software, depreciation of equipment, maintenance costs and other expenses for general and administrative functions as well as costs for outside professional services, including legal, audit and accounting services. We expect our selling, general and administrative expenses to fluctuate in the near future as we continue to exercise cost control measures.

Income tax expense

We are subject to income taxes in various jurisdictions. Significant judgment and estimates are required in determining our worldwide income tax expense. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations of different jurisdictions globally. We establish accruals for potential liabilities and contingencies based on a more likely than not threshold to the recognition and de-recognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits us to recognize a tax benefit measured at the largest amount of tax benefit that is more likely than not to be realized upon settlement with a taxing authority. If the actual tax outcome of such exposures is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Changes in the location of taxable income (loss) could result in significant changes in our income tax expense.

We record a valuation allowance against deferred tax assets if it is more likely than not that a portion of the deferred tax assets will not be realized, based on historical profitability and our estimate of future taxable income in a particular jurisdiction. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets may increase or decrease, resulting in corresponding changes in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide profits or losses, the tax laws and regulations in each geographical region where we have operations, the availability of tax credits and carry-forwards and the effectiveness of our tax planning strategies.

"U.S. Tax Cuts and Jobs Act", Enacted December 22, 2017

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act ("the Tax Act"), which significantly changes the existing U.S. tax laws, including, but not limited to, (1) a reduction in the corporate tax rate from 35% to 21%, (2) a shift from a worldwide tax system to a territorial system, (3) eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized, (4) bonus depreciation that will allow for full expensing of qualified property, (5) creating a new limitation on deductible interest expense and (6) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The Company is not currently subject to the Base Erosion and Anti-Abuse (BEAT) tax, which is a tax imposed on certain entities who make payments to their non U.S. affiliates, where such payments reduce the U.S. tax base. The BEAT tax is imposed at a rate of 10% on Adjusted Taxable Income, excluding certain payments to foreign related entities. It is an incremental tax over and above the corporate income tax and is recorded as a period cost. It is possible that this tax could be applicable in future periods, which would cause an increase to the effective tax rate and cash taxes.

"The Chip and Science Act of 2022", Enacted August 2, 2022

In August 2022 the U.S. enacted the Chip and Science Act of 2022 (the Chips Act). The Chips Act provides incentives to semiconductor chip manufacturers in the United States, including providing manufacturing investment credits of 25% for investments in semiconductor manufacturing property placed in service after December 31, 2022, for which construction begins before January 1, 2027. Property investments qualify for the 25% credit if, among other requirements, the property is integral to the operation of an advanced manufacturing facility, defined as having a primary purpose of manufacturing semiconductors or semiconductor manufacturing equipment. Currently, we are evaluating the impact of the Chips Act to us.

"The Inflation Reduction Act", Enacted August 16, 2022

In August 2022 the United States enacted tax legislation through the Inflation Reduction Act (IRA). The IRA introduces a 15% corporate alternative minimum tax (CAMT) for corporations whose average annual adjusted financial statement income (AFSI) for any consecutive three-tax-year period preceding the applicable tax year exceeds $1 billion. The CAMT is effective for tax years beginning after 31 December 2022. The CAMT is currently not applicable to the Company.

Bermuda Corporate Income Tax for Tax Years Beginning in 2025

The Company is subject to income tax expense or benefit based upon pre-tax income or loss reported in the consolidated statements of income (loss) and the provisions of currently enacted tax laws. The parent company is incorporated under the laws of Bermuda and is subject to Bermuda law with respect to taxation. Under current Bermuda law, the Company is not subject to any income or capital gains taxes in Bermuda. As we have previously disclosed, the Government of Bermuda announced in December 2023 that it enacted the Corporate Income Tax Act 2023, potentially imposing a 15% corporate income tax (CIT) on Bermuda companies that are within the scope of the CIT, that will be effective for tax years beginning on or after January 1, 2025. In particular, the CIT applies to multinational companies with annual revenue of 750 million euros or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately preceding the fiscal year when the CIT may apply.

The Company is not in a position to determine whether the annual revenues may meet and/or cross the 750 million Euro threshold for at least two of the four fiscal years immediately preceding the fiscal year when CIT may apply. The Company continues to monitor and assess if and when it may be within the scope of the CIT. If we become subject to the Bermuda CIT, we may be subject to additional income taxes, which may adversely affect our financial position, results of operations and our overall business.

Equity method investment income/loss from equity investee

We use the equity method of accounting when we have the ability to exercise significant influence, but we do not have control, as determined in accordance with generally accepted accounting principles, over the operating and financial policies of the company. Effective December 2, 2021, we reduced our equity interest in the JV Company below 50% of outstanding equity ownership and experienced a loss of control of the JV Company. As a result, we record our investment under equity method of accounting. Since we are unable to obtain accurate financial information from the JV Company in a timely manner, we record our share of earnings or losses of such affiliate on a one quarter lag.

We record our interest in the net earnings of the equity method investee, along with adjustments for unrealized profits or losses on intra-entity transactions and amortization of basis differences, within earnings or loss from equity interests in the Consolidated Statements of Operations. Profits or losses related to intra-entity sales with the equity method investee are eliminated until realized by the investor or investee. Basis differences represent differences between the cost of the investment and the underlying equity in net assets of the investment and are generally amortized over the lives of the related assets that gave rise to them. Equity method goodwill is not amortized or tested for impairment. Instead the total equity method investment balance, including equity method goodwill, is tested for impairment. We review for impairment whenever factors indicate that the carrying amount of the investment might not be recoverable. In such a case, the decrease in value is recognized in the period the impairment occurs in the Consolidated Statement of Operations.

Operating results

The following tables set forth our results of operations and as a percentage of revenue for the fiscal years ended June 30, 2024, 2023 and 2022. Our historical results of operations are not necessarily indicative of the results for any future period.

	Year Ended June 30,					
	2024	2023	2022	2024	2023	2022
	(in thousands)			(% of revenue)		
Revenue	$ 657,274	$ 691,321	$ 777,552	100.0 %	100.0 %	100.0 %
Cost of goods sold (1)	485,356	491,785	508,996	73.8 %	71.1 %	65.5 %
Gross profit	171,918	199,536	268,556	26.2 %	28.9 %	34.5 %
Operating expenses:						
Research and development (1)	89,940	88,146	71,259	13.7 %	12.8 %	9.2 %
Selling, general and administrative (1)	85,734	88,861	95,259	13.0 %	12.8 %	12.3 %
Total operating expenses	175,674	177,007	166,518	26.7 %	25.6 %	21.5 %
Operating income (loss)	(3,756)	22,529	102,038	(0.5)%	3.3 %	13.0 %
Other income (loss), net	(73)	(1,730)	999	— %	(0.3)%	0.1 %
Interest income (expense), net	1,186	(1,087)	(3,920)	0.2 %	(0.2)%	(0.5)%
Gain on deconsolidation of the JV Company	—	—	399,093	— %	— %	51.3 %
Loss on changes of equity interest in the JV Company, net	—	—	(3,140)	— %	— %	(0.4)%
Net income (loss) before income taxes	(2,643)	19,712	495,070	(0.3)%	2.8 %	63.5 %
Income tax expense	3,649	5,937	39,258	0.6 %	0.9 %	5.0 %
Net income (loss) before loss from equity method investment	(6,292)	13,775	455,812	(0.9)%	1.9 %	58.5 %
Equity method investment loss from equity investee	(4,789)	(1,411)	(2,629)	(0.7)%	(0.1)%	(0.3)%
Net income (loss)	(11,081)	12,364	453,183	(1.6)%	1.8 %	58.2 %
Net income attributable to noncontrolling interest	—	—	20	0.0 %	0.0 %	0.0 %
Net income (loss) attributable to Alpha and Omega Semiconductor Limited	$ (11,081)	$ 12,364	$ 453,163	(1.6)%	1.8 %	58.2 %

(1) Includes share-based compensation expense as follows:

	Year Ended June 30,					
	2024	2023	2022	2024	2023	2022
	(in thousands)			(% of revenue)		
Cost of goods sold	$ 3,434	$ 5,851	$ 5,125	0.5 %	0.8 %	0.7 %
Research and development	5,210	9,437	7,049	0.8 %	1.4 %	0.9 %
Selling, general and administrative	12,997	22,200	19,150	2.0 %	3.2 %	2.5 %
	$ 21,641	$ 37,488	$ 31,324	3.3 %	5.4 %	4.1 %

Revenue

The following is a summary of revenue by product type:

	Year Ended June 30,			Change				
	2024	**2023**	**2022**	**2024**		**2023**	
	(in thousands)			(in thousands)	(in percentage)	(in thousands)	(in percentage)
Power discrete	$426,146	$458,795	$545,135	$ (32,649)	(7.1)%	$ (86,340)	(15.8)%
Power IC	205,778	218,620	220,882	(12,842)	(5.9)%	(2,262)	(1.0)%
Packaging and testing services and other	4,119	3,979	11,535	140	3.5 %	(7,556)	(65.5)%
License and development services	21,231	9,927	—	11,304	113.9 %	9,927	100.0 %
	$657,274	$691,321	$777,552	$ (34,047)	(4.9)%	$ (86,231)	(11.1)%

The following is a summary of revenue by end market:

	Year Ended June 30,			Change				
	2024	**2023**	**2022**	**2024**		**2023**	
	(in thousands)			(in thousands)	(in percentage)	(in thousands)	(in percentage)
Computing	$282,411	$243,286	$345,855	$ 39,125	16.1 %	$ (102,569)	(29.7)%
Consumer	106,364	180,753	160,808	(74,389)	(41.2)%	19,945	12.4 %
Communication	114,186	103,218	110,356	10,968	10.6 %	(7,138)	(6.5)%
Power Supply and Industrial	128,963	150,158	149,000	(21,195)	(14.1)%	1,158	0.8 %
Packaging and testing services and other	4,119	3,979	11,533	140	3.5 %	(7,554)	(65.5)%
License and development services	21,231	9,927	—	11,304	113.9 %	9,927	100.0 %
	$657,274	$691,321	$777,552	$ (34,047)	(4.9)%	$ (86,231)	(11.1)%

Fiscal 2024 vs 2023

Total revenue was $657.3 million for fiscal year 2024, a decrease of $34.0 million, or 4.9%, as compared to $691.3 million for fiscal year 2023. The decrease was primarily due to a decrease of $32.6 million and $12.8 million in sales of power discrete products and power IC products, respectively. The decrease in power discrete and power IC product sales was primarily due to a 17.3% decrease in average selling price as compared to last fiscal year due to a shift in product mix, offset by a 12.3% increase in unit shipments. The decrease in revenues was primarily driven by the decreased sales in the consumer markets, particularly in gaming products, offset by the increase in the computing market, particularly in notebook and motherboard products. The increase in revenue from packaging and testing services and other for the fiscal year 2024 as compared to last fiscal year was primarily due to increased demand. The increase in license and development services for the fiscal year 2024 was related to the license agreement with a customer to license our proprietary SiC technology and to provide 24-months of engineering and development services in February 2023.

Fiscal 2023 vs 2022

Total revenue was $691.3 million for fiscal year 2023, a decrease of $86.2 million, or 11.1%, as compared to $777.6 million for fiscal year 2022. The decrease was primarily due to a decrease of $86.3 million and $2.3 million in sales of power discrete products and power IC products, respectively. The decrease in power discrete and power IC product sales was primarily due to a 30.1% decrease in unit shipments, offset by a 26.9% increase in average selling price as compared to last fiscal year due to a shift in product mix. The decrease in revenues was primarily driven by the significant decrease in the computing market, reflecting weaker demand for computers and inventory correction by our customers, in response to the industry-wide downturn in the semiconductor industry, partially offset by increased sales in the consumer markets, particularly in gaming products. The decrease in revenue from packaging and testing services for the fiscal year 2023 as compared to last fiscal year was primarily due to decreased demand. The increase in license and development services for the fiscal year 2023 was related to the license agreement with a customer to license our proprietary SiC technology and to provide 24-months of engineering and development services in February 2023.

Cost of goods sold and gross profit

	Year Ended June 30,			Change				
	2024	2023	2022	2024			2023	
	(in thousands)			(in thousands)	(in percentage)		(in thousands)	(in percentage)
Cost of goods sold	$485,356	$491,785	$508,996	$ (6,429)	(1.3)%	$	(17,211)	(3.4)%
Percentage of revenue	73.8 %	71.1 %	65.5 %					
Gross profit	$171,918	$199,536	$268,556	$ (27,618)	(13.8)%	$	(69,020)	(25.7)%
Percentage of revenue	26.2 %	28.9 %	34.5 %					

Fiscal 2024 vs 2023

Cost of goods sold was $485.4 million for fiscal year 2024, a decrease of $6.4 million, or 1.3%, as compared to $491.8 million for fiscal year 2023. The decrease was primarily due to 4.9% decrease in revenue. Gross margin decreased by 2.7 percentage points to 26.2% for the fiscal year 2024, as compared to 28.9% for the fiscal year 2023. The decrease in gross margin was primarily due to higher material costs and less favorable product mix during the fiscal year ended June 30, 2024. We expect our gross margin to continue to fluctuate in the future as a result of variations in our product mix, semiconductor wafer and raw material pricing, manufacturing labor cost and general economic and PC market conditions.

Fiscal 2023 vs 2022

Cost of goods sold was $491.8 million for fiscal year 2023, a decrease of $17.2 million, or 3.4%, as compared to $509.0 million for fiscal year 2022. The decrease was primarily due to 11.1% decrease in revenue. Gross margin decreased by 5.6 percentage points to 28.9% for the fiscal year 2023, as compared to 34.5% for the fiscal year 2022. The decrease in gross margin was primarily due to higher material costs and lower unit shipments during the fiscal year ended June 30, 2023.

Research and development expenses

	Year Ended June 30,			Change				
	2024	2023	2022	2024			2023	
	(in thousands)			(in thousands)	(in percentage)		(in thousands)	(in percentage)
Research and development	$ 89,940	$ 88,146	$ 71,259	$ 1,794	2.0 %	$	16,887	23.7 %

Fiscal 2024 vs 2023

Research and development expenses were $89.9 million for fiscal year 2024, an increase of $1.8 million, or 2.0%, as compared to $88.1 million for fiscal year 2023. The increase was primarily attributable to a $3.0 million increase in employee compensation and benefit expense mainly due to increased headcount and higher business and medical insurance expenses as well as higher bonus expense and vacation expense, a $0.8 million increase in depreciation expenses, and a $2.1 million increase in allocation expenses, partially offset by a $4.2 million decrease in share-based compensation expense as a result of a cancellation of certain performance-based restricted stock units and an assessment of zero attainment for certain market-based restricted stock units. We continue to evaluate and invest resources in developing new technologies and products utilizing our own fabrication and packaging facilities. We believe the investment in research and development is important to meet our strategic objectives.

Fiscal 2023 vs 2022

Research and development expenses were $88.1 million for fiscal year 2023, an increase of $16.9 million, or 23.7%, as compared to $71.3 million for fiscal year 2022. The increase was primarily attributable to a $3.9 million increase in employee compensation and benefit expense mainly due to increased headcount and higher medical insurance expenses, partially offset by lower vacation accrual and lower bonus accrual, a $2.4 million increase in share-based compensation expense due to an increase in stock awards granted, a $3.6 million increase in depreciation expenses, a $2.2 million increase in allocation expenses, and a $4.8 million increase in product prototyping engineering expense as a result of increased engineering activities.

Selling, general and administrative expenses

	Year Ended June 30,			Change			
	2024	2023	2022	2024		2023	
	(in thousands)			(in thousands)	(in percentage)	(in thousands)	(in percentage)
Selling, general and administrative	$ 85,734	$ 88,861	$ 95,259	$ (3,127)	(3.5)%	$ (6,398)	(6.7)%

Fiscal 2024 vs 2023

Selling, general and administrative expenses were $85.7 million for fiscal year 2024, a decrease of $3.1 million, or 3.5%, as compared to $88.9 million for fiscal year 2023. The decrease was primarily attributable to a $9.2 million decrease in share-based compensation expense as a result of a cancellation of certain performance-based restricted stock units and an assessment of zero attainment for certain market-based restricted stock units, partially offset by a $1.5 million increase in employee compensation and benefits expenses mainly due to increased headcount and higher bonus expense and vacation expense, offset by lower business insurance expenses, a $1.0 million increase in consulting fees, a $1.0 million increase in audit fees, a $1.8 million increase in allocation expenses and $0.7 million increase in employee business expenses.

Fiscal 2023 vs 2022

Selling, general and administrative expenses were $88.9 million for fiscal year 2023, a decrease of $6.4 million, or 6.7%, as compared to $95.3 million for fiscal year 2022. The decrease was primarily attributable to a $11.3 million decrease in employee compensation and benefits expenses mainly due to lower bonus expenses accrual and lower vacation accrual, partially offset by increased headcount, higher medical and business insurance expenses, as well as a $1.5 million decrease in loss incurred in connection with a cyber security incident, partially offset by a $3.1 million increase in share-based compensation expense due to an increase in stock award granted and the incremental expenses for one of our former officers' equity shares resulting from the modification, a $1.1 million increase in legal expenses, a $0.7 million increase in recruiting and consulting fees, a $1.2 million increase in allocation expenses, and a $0.8 million increase in employee business expenses.

Other income (loss), net

	Year Ended June 30,			Change			
	2024	2023	2022	2024		2023	
	(in thousands)			(in thousands)	(in percentage)	(in thousands)	(in percentage)
Other income (loss), net	$ (73)	$ (1,730)	$ 999	$ 1,657	(95.8)%	$ (2,729)	(273.2)%

Other income (loss), net decreased by $1.7 million in fiscal year 2024 as compared to the last fiscal year primarily due to decrease in foreign currency exchange loss as a result of the appreciation of RMB against USD.

Other income (loss), net increased by $2.7 million in fiscal year 2023 as compared to the last fiscal year primarily due to increase in foreign currency exchange loss as a result of the depreciation of RMB against USD.

Interest income (expense), net

	Year Ended June 30,			Change			
	2024	2023	2022	2024		2023	
	(in thousands)			(in thousands)	(in percentage)	(in thousands)	(in percentage)
Interest income (expense), net	$ 1,186	$ (1,087)	$ (3,920)	$ 2,273	(209.1)%	$ 2,833	(72.3)%

Interest income (expense), net increased by $2.3 million in fiscal year 2024 as compared to the prior fiscal year primarily due to a $1.4 million increase in interest income as a result of higher interest rate as well as a $0.9 million decrease in interest expense as a result of a decrease in bank borrowings during the fiscal year 2024.

Interest income (expense), net decreased by $2.8 million in fiscal year 2023 as compared to the fiscal year 2022 primarily due to a $3.6 million increase in interest income as a result of higher interest rate, offset by a $0.7 million increase in interest expense as a result of an increase in bank borrowings during the fiscal year 2023.

Income tax expense

	Year Ended June 30,			Change			
	2024	**2023**	**2022**	**2024**		**2023**	
	(in thousands)			(in thousands)	(in percentage)	(in thousands)	(in percentage)
Income tax expense	$ 3,649	$ 5,937	$ 39,258	$ (2,288)	(38.5)%	$ (33,321)	(84.9)%

Fiscal 2024 vs 2023

Income tax expense for fiscal years 2024 and 2023 was $3.6 million and $5.9 million, respectively. Income tax expense decreased by $2.3 million, or 38.5% in fiscal year 2024 as compared to fiscal year 2023. The income tax expense of $3.6 million for the year ended June 30, 2024 included a $0.2 million discrete tax expense, and the income tax expense of $5.9 million for the year ended June 30, 2023 included a $0.1 million discrete tax expense. Excluding the discrete income tax items, the effective tax rate for the years ended June 30, 2024 and 2023 was (130.6)% and 29.4%, respectively. The changes in the tax expense and effective tax rate between the periods resulted primarily from the Company reporting pretax book loss of $2.6 million for the year ended June 30, 2024 as compared to a pretax book income of $19.7 million for year ended June 30, 2023 as well as changes in the mix of earnings in various geographic jurisdictions between the current year and the same period of last year.

Fiscal 2023 vs 2022

Income tax expense for fiscal years 2023 and 2022 was $5.9 million and $39.3 million, respectively. Income tax expense decreased by $33.3 million, or 84.9% in fiscal year 2023 as compared to fiscal year 2022. The income tax expense of $5.9 million for the year ended June 30, 2023 included a $0.1 million discrete tax expense, and the income tax expense of $39.3 million for the year ended June 30, 2022 included a $33.5 million discrete tax expense related to the Company's $396.0 million of income from the sale of equity interest in a joint venture and the related deconsolidation gain as the Company changed from the consolidation method of accounting to the equity method of accounting. In addition, for the year ended June 30, 2022 we recorded a tax benefit of $0.4 million from other discrete income tax items. Excluding the discrete income tax items, the effective tax rate for the years ended June 30, 2023 and 2022 was 29.4% and 6.3%, respectively. The changes in the tax expense and effective tax rate between the periods resulted primarily from the Company reporting pretax book income of $19.7 million for the year ended June 30, 2023 as compared to a pretax book income of $495.0 million ($99.0 million of pretax book income plus the $396.0 million of income from the sale of equity interest in a joint venture and the related deconsolidation gain) for the year ended June 30, 2022 as well as changes in the mix of earnings in various geographic jurisdictions between the current year and the same period of last year.

Liquidity and Capital Resources

Our principal need for liquidity and capital resources is to maintain sufficient working capital to support our operations and to invest adequate capital expenditures to grow our business. To date, we finance our operations and capital expenditures primarily through funds generated from operations and borrowings under our term loans, financing lease and other debt agreements.

In March 2024, Bank of Communications Limited in China provided a line of credit facility to one of the Company's subsidiaries in China. The purpose of the credit facility is to provide working capital borrowings. The Company could borrow up to approximately RMB 140 million or $19.3 million based on currency exchange rate between RMB and U.S. Dollar on June 30, 2024 with a maturity date of March 15, 2025. As of June 30, 2024, there was no outstanding balance for this loan.

In December 2023, Industrial and Commercial Bank of China provided a line of credit facility to one of the Company's subsidiaries in China. The purpose of the credit facility was to provide working capital borrowings. The Company could borrow up to approximately RMB 72.0 million, or $9.9 million based on currency exchange rate between RMB and U.S. Dollar on June 30, 2024, with a maturity date of December 31, 2024. As of June 30, 2024, there was no outstanding balance for this loan.

In September 2023, China Construction Bank provided a line of credit facility to one of the Company's subsidiaries in China. The purpose of the credit facility is to provide working capital borrowings. The Company could borrow up to approximately RMB 50 million or $6.9 million based on currency exchange rate between RMB and U.S. Dollar on June 30, 2024 with a maturity date of September 8, 2025. As of June 30, 2024, there was no outstanding balance for this loan.

On February 6, 2023, we entered into a license and engineering service agreement with a leading power semiconductor automotive supplier related to our Silicon Carbide (SiC) MOSFET and diode technology. Pursuant to the agreement, we license and provide 24-months of engineering support for our proprietary SiC technology to the supplier for a total fee of $45.0 million. We received payments of such fees in the amount of $18.0 million, $6.8 million and 9.0 million in March 2023, July 2023 and February 2024, respectively, and the remaining amount to be paid upon our achievements of specified business and product milestones. In addition, we entered an accompanying supply agreement with the supplier to provide it with limited wafer supply.

In September 2021, Jireh Semiconductor Incorporated ("Jireh"), one of the wholly-owned subsidiaries, entered into a financing arrangement agreement with a company ("Lender") for the lease and purchase of a machinery equipment manufactured by a supplier. This agreement has a 5 years term, after which Jireh has the option to purchase the equipment for $1. The implied interest rate was 4.75% per annum which was adjustable based on every five basis point increase in 60-month U.S. Treasury Notes, until the final installation and acceptance of the equipment. The total purchase price of this equipment was Euro 12.0 million. In April 2021, Jireh made a down payment of Euro 6.0 million, representing 50% of the total purchase price of the equipment, to the supplier. In June 2022, the equipment was delivered to Jireh after Lender paid 40% of the total purchase price, for Euro 4.8 million, to the supplier on behalf of Jireh. In September 2022, Lender paid the remaining 10% payment for the total purchase price and reimbursed Jireh for the 50% down payment, after the installation and configuration of the equipment. The title of the equipment was transferred to Lender following such payment. The agreement was amended with fixed implied interest rate of 7.51% and monthly payment of principal and interest effective in October 2022. Other terms remain the same. In addition, Jireh purchased hardware for the machine under this financing arrangement. The purchase price of this hardware was $0.2 million. The financing arrangement is secured by this equipment and other equipment which had a carrying amount of $13.6 million as of June 30, 2024. As of June 30, 2024, the outstanding balance of this debt financing was $9.2 million.

On August 18, 2021, Jireh entered into a term loan agreement with a financial institution (the "Bank") in an amount up to $45.0 million for the purpose of expanding and upgrading the Company's fabrication facility located in Oregon. The obligation under the loan agreement is secured by substantially all assets of Jireh and guaranteed by the Company. The agreement has a term of 5.5 years and matures on February 16, 2027. Jireh is required to make consecutive quarterly payments of principal and interest. The loan accrues interest based on adjusted LIBOR plus the applicable margin based on the outstanding balance of the loan. This agreement contains customary restrictive covenants and includes certain financial covenants that the Company is required to maintain. Jireh drew down $45.0 million on February 16, 2022 with the first payment of principal beginning in October 2022. As of June 30, 2024, Jireh was in compliance with these covenants and the outstanding balance of this loan was $29.2 million.

On August 9, 2019, one of the Company's wholly-owned subsidiaries (the "Borrower") entered into a factoring agreement with the Hongkong and Shanghai Banking Corporation Limited ("HSBC"), whereby the Borrower assigns certain of its accounts receivable with recourse. This factoring agreement allows the Borrower to borrow up to 70% of the net amount of its eligible accounts receivable of the Borrower with a maximum amount of $30.0 million. The interest rate is based on the Secured Overnight Financing Rate ("SOFR"), plus 2.01% per annum. The Company is the guarantor for this agreement. The Company is accounting for this transaction as a secured borrowing under the Transfers and Servicing of Financial Assets guidance. In addition, any cash held in the restricted bank account controlled by HSBC has a legal right of offset against the borrowing. This agreement, with certain financial covenants required, has no expiration date. On August 11, 2021, the Borrower signed an agreement with HSBC to decrease the borrowing maximum amount to $8.0 million with certain financial covenants required. Other terms remain the same. The Borrower was in compliance with these covenants as of June 30, 2024. As of June 30, 2024, there was no outstanding balance of this factoring agreement.

The Chinese government imposes certain currency exchange controls on cash transfers out of China. Regulations in China permit foreign owned entities to freely convert the Renminbi into foreign currency for transactions that fall under the "current account," which includes trade related receipts and payments, interests, and dividend payments. Accordingly, subject to the review and verification of the underlying transaction documents and supporting documents by the account banks in China, our Chinese subsidiaries may use Renminbi to purchase foreign exchange currency for settlement of such "current account" transactions without the pre-approval from China's State Administration of Foreign Exchange (SAFE) or its provincial branch. Pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. A Chinese company must pay 10% of its annual after-tax profits into the statutory reserve fund to fund the statutory reserve fund unless it has reached 50% of the registered capital of the company. Where the accumulative amount of the company's statutory reserve is not enough to make up for the losses of the previous year, the current year's profits must first be used to make up for the losses before the statutory reserve is accrued.. While SAFE approval is not statutorily required for eligible dividend payments to the foreign parent, in practice, before making the dividend payment, the account bank may seek SAFE's opinion with respect to a dividend payment if the payment involves a relatively large amount, which may delay the dividend payment depending on the then overall status of cross-border payments and receipts of China.

Transactions that involve conversion of Renminbi into foreign currency in relation to foreign direct investments and provision of debt financings in China are classified as "capital account" transactions. Examples of "capital account" transactions include repatriations of investments by foreign owners and repayments of loan principal to foreign lenders. "Capital account" transactions require prior approval from SAFE or its provincial branch or an account bank delegated by SAFE to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. As a result of this and other restrictions under PRC laws and regulations, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to us, and such restriction may adversely affect our ability to generate sufficient liquidity to fund our operations or other expenditures. As of June 30, 2024 and 2023, such restricted portion amounted to approximately $93.5 million and $93.2 million, or 10.5% and 10.5%, of our total consolidated net assets attributable to the Company, respectively.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including working capital and capital expenditures, for at least the next twelve months. In the long-term, we may require additional capital due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash is insufficient to meet our needs, we may seek to raise capital through equity or debt financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and may include operating and financial covenants that would restrict our operations. We cannot be certain that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

Cash, cash equivalents and restricted cash

As of June 30, 2024 and 2023, we had $175.5 million and $195.6 million of cash, cash equivalents and restricted cash, respectively. Our cash, cash equivalents and restricted cash primarily consisted of cash on hand, restricted cash and short-term bank deposits with original maturities of three months or less. Of the $175.5 million and $195.6 million cash and cash equivalents, $55.0 million and $108.2 million, respectively, were deposited with financial institutions outside the United States.

The following table shows our cash flows from operating, investing and financing activities for the periods indicated:

	Year Ended June 30,		
	2024	2023	2022
	(in thousands)		
Net cash provided by operating activities	$ 25,710	$ 20,473	$ 218,865
Net cash used in investing activities	(35,744)	(109,630)	(130,822)
Net cash provided by (used in) financing activities	(9,903)	(29,611)	21,854
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(126)	(280)	(59)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (20,063)	$ (119,048)	$ 109,838

Cash flows from operating activities

Net cash provided by operating activities of $25.7 million for fiscal year 2024 resulted primarily from net loss of $11.1 million, non-cash charges of $79.4 million and net change in assets and liabilities using net cash of $42.6 million. The non-cash charges of $79.4 million included depreciation and amortization expenses of $53.8 million, share-based compensation expense of $21.6 million, equity method investment loss from equity investee of $4.8 million, the net deferred income taxes of $0.9 million, and loss on disposal of property and equipment of $0.1 million. The net change in assets and liabilities using net cash of $42.6 million was primarily due to $33.8 million decrease in accrued and other liabilities, $12.5 million increase in inventories, $2.4 million decrease in accounts payable primarily due to timing of payment, $5.5 million decrease in deferred revenue, and $2.0 million decrease in income taxes payable, partially offset by $9.9 million decrease in accounts receivable due to timing of billings and collection of payments, increase in other payable on equity investee of $1.7 million, $1.9 million decrease in other current and long-term assets primarily due to decrease in advance payments to suppliers.

Net cash provided by operating activities of $20.5 million for fiscal year 2023 resulted primarily from net income of $12.4 million, non-cash charges of $80.9 million and net change in assets and liabilities using net cash of $72.8 million. The non-cash charges of $80.9 million included depreciation and amortization expenses of $43.2 million, share-based compensation expense of $37.5 million, equity method investment loss from equity investee of $1.4 million, the net deferred income taxes of $1.4 million and loss on disposal of property and equipment of $0.2 million. The net change in assets and liabilities using net cash of $72.8 million was primarily due to $45.5 million decrease in accrued and other liabilities, decrease in other payable on equity investee of $17.0 million, and $19.6 million decrease in accounts payable primarily due to timing of payment, $25.2 million increase in inventories, $18.7 million increase in other current and long-term assets primarily due to decrease in advance payments to suppliers, partially offset by $43.3 million decrease in accounts receivable due to timing of billings and collection of payments, $8.1 million increase in deferred revenue, and $2.0 million increase in income taxes payable.

Net cash provided by operating activities of $218.9 million for fiscal year 2022 resulted primarily from net income of $453.2 million, non-cash charges of $287.6 million and net change in assets and liabilities providing net cash of $53.3 million. The non-cash charges of $287.6 million included depreciation and amortization expenses of $42.9 million, share-based compensation expense of $31.3 million, gain on deconsolidation of the JV Company of $399.1 million, loss on changes of equity interest in the JV Company, net of $3.1 million, deferred income tax on deconsolidation and changes of equity interest in the JV Company of $30.0 million, equity method investment loss from equity investee of $2.6 million, and net deferred income taxes of $1.6 million. The net change in assets and liabilities providing net cash of $53.3 million was primarily due to $76.4 million increase in accrued and other liabilities, income taxes payable on deconsolidation and changes of equity interest in the JV company of $3.5 million, other payable on equity investee of $48.2 million, and $23.8 million increase in accounts payable primarily due to timing of payment, partially offset by $30.1 million increase in accounts receivable due to timing of billings and collection of payments, $57.4 million increase in inventories, $9.4 million increase in other current and long-term assets primarily due to decrease in advance payments to suppliers, and $1.7 million decrease in income taxes payable.

Cash flows from investing activities

Net cash used in investing activities of $35.7 million for the fiscal year 2024 was primarily attributable to $37.1 million purchases of property and equipment, partially offset by $1.0 million government grant related to equipment and $0.4 million in proceeds from sale of property and equipment.

Net cash used in investing activities of $109.6 million for the fiscal year 2023 was primarily attributable to $110.4 million purchases of property and equipment, partially offset by $0.6 million government grant related to equipment and $0.2 million in proceeds from sale of property and equipment.

Net cash used in investing activities of $130.8 million for the fiscal year 2022 was primarily attributable to $138.0 million purchases of property and equipment, and $20.7 million deconsolidation of cash and cash equivalents of the JV Company, partially offset by $1.4 million government grant related to equipment in the JV Company, $26.3 million proceeds from sale of equity interest in the JV Company and $0.1 million proceeds from sale of property and equipment.

Cash flows from financing activities

Net cash used in financing activities of $9.9 million for the fiscal year 2024 was primarily attributable to $7.7 million in common shares acquired to settle withholding tax related to vesting of restricted stock units, $0.9 million in payments of finance lease obligations, and $11.5 million in repayments of borrowings, partially offset by $10.1 million of proceeds from exercises of share options and issuance of shares under the ESPP.

Net cash used in financing activities of $29.6 million for the fiscal year 2023 was primarily attributable to $6.4 million in common shares acquired to settle withholding tax related to vesting of restricted stock units, $0.8 million in payments of finance lease obligations, $26.6 million in repayments of borrowings, and $13.4 million of payments for repurchase of common shares, partially offset by $8.6 million of proceeds from borrowings and $9.0 million of proceeds from exercises of share options and issuance of shares under the ESPP.

Net cash used in financing activities of $21.9 million for the fiscal year 2022 was primarily attributable to $64.3 million of proceeds from borrowings and $6.1 million of proceeds from exercises of share options and issuance of shares under the ESPP, partially offset by $8.6 million in common shares acquired to settle withholding tax related to vesting of restricted stock units, $4.2 million in payments of finance lease obligations, and $35.7 million in repayments of borrowings.

Contractual Obligations

Our contractual obligations as of June 30, 2024 are as follows:

		Payments Due by Period			
	Total	**Less than 1 year**	**1-3 years**	**3-5years**	**More than 5 years**
			(in thousands)		
Recorded liabilities:					
Bank borrowings	$ 38,415	$ 11,664	$ 26,215	$ 536	$ —
Finance leases	3,624	1,144	2,289	191	—
Operating leases	29,436	6,291	10,001	8,008	5,136
	$ 71,475	$ 19,099	$ 38,505	$ 8,735	$ 5,136
Other:					
Capital commitments with respect to property and equipment	$ 6,879	$ 6,879	$ —	$ —	$ —
Purchase commitments with respect to inventories and others	100,807	100,807	—	—	—
	$ 107,686	$107,686	$ —	$ —	$ —
Total contractual obligations	$ 179,161	$126,785	$ 38,505	$ 8,735	$ 5,136

As of June 30, 2024, we had recorded liabilities of $3.0 million for uncertain tax positions and $0.5 million for potential interest and penalties, which are not included in the above table because we are unable to reliably estimate the amount of payments in individual years that would be made in connection with these uncertain tax positions.

Commitments

See Note 15 of the Notes to the consolidated financial statements contained in this Annual Report on Form 10-K for a description of commitments.

Off-Balance Sheet Arrangements

As of June 30, 2024, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to stock rotation returns, price adjustments, allowance for doubtful accounts, valuation of inventories, warranty accrual, income taxes, leases, equity method investment, share-based compensation, recoverability of and useful lives for property, plant and equipment and intangible assets.

Revenue recognition

We determine revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, a performance obligation is satisfied. We recognize revenue at a point in time when product is shipped to the customer, net of estimated stock rotation returns and price adjustments to certain distributors. We present revenue net of sales taxes and any similar assessments. Our standard payment terms range from 30 to 60 days.

We sell our products primarily to distributors, who in turn sell our products globally to various end customers. Our revenue is net of the effect of the variable consideration relating to estimated stock rotation returns and price adjustments that we expect to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of the products purchased by distributors during a specified period. We estimate provision for stock rotation returns based on historical returns and individual distributor agreements. We also provide special pricing to certain distributors primarily based on volume, to encourage resale of our products. We estimate the expected price adjustments at the time the revenue is recognized based on distributor inventory levels, forecasted future distributor selling prices, distributor margins and demand for our products. If actual stock rotation returns or price adjustments differ from our estimates, adjustments may be recorded in the period when such actual information is known. Allowance for price adjustments is recorded against accounts receivable and provision for stock rotation is recorded in accrued liabilities on the consolidated balance sheets.

Our performance obligations relate to contracts with a duration of less than one year. We elected to apply the practical expedient provided in ASC 606, "Revenue from Contracts with Customers". Therefore, we are not required to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

We recognize the incremental direct costs of obtaining a contract, which consist of sales commissions, when control over the products they relate to transfers to the customer. Applying the practical expedient, we recognize commissions as expense when incurred, as the amortization period of the commission asset we would have otherwise recognized is less than one year.

Packaging and testing services revenue is recognized at a point in time upon shipment of serviced products to the customer.

License and Development Revenue Recognition

In February 2023, we entered into a license agreement with a customer to license our proprietary SiC technology and to provide 24-months of engineering and development services for a total fee of $45.0 million, consisting of an upfront fee of $18.0 million, $6.8 million and $9.0 million paid to us in March 2023, July 2023 and February 2024, respectively, with the remaining amount to be paid upon the achievement of specified engineering services and product milestones. The license and development fee is determined to be one performance obligation and is recognized over the 24 months when we perform the engineering and development services. We use the input method to measure progression, representing a faithful depiction of the transfer of services. During the fiscal years ended June 30, 2024 and 2023, we recorded $21.2 million and $9.9 million of license and development revenue. The amount of contract liability is recorded as deferred revenue on the consolidated balance sheets. In addition, we also entered an accompanying supply agreement to provide limited wafer supply to the customer.

Equity method investment

We use the equity method of accounting when we have the ability to exercise significant influence, but not control, as determined in accordance with general accepted accounting principles, over the operating and financial policies of the investee. Effective December 2, 2021, we reduced our equity interest in the JV Company, which resulted in deconsolidation of our investment in the JV Company. As a result, beginning December 2, 2021, we record our investment under equity method of accounting. Due to difficulties in obtaining accurate financial information from the JV Company in a timely manner, we record our share of earnings or losses of such affiliate on a one quarter lag. Therefore, our share of losses of the

JV Company for the period from December 2, 2021 to March 31, 2022 was recorded in our Consolidated Statement of Operations for the fiscal year ended June 30, 2022. And our share of losses of the JV Company for the periods of April 1, 2022 to March 31, 2023 and April 1 2023 to March 31, 2024 were recorded in our Consolidated Statement of Operations for the fiscal years ended June 30, 2023 and 2024. We recognize and disclose intervening events at the JV Company in the lag period that could materially affect our consolidated financial statements.

We record our interest in the net earnings of the equity method investee, along with adjustments for unrealized profits or losses on intra-entity transactions and amortization of basis differences, within earnings or loss from equity interests in the Consolidated Statements of Operations. Profits or losses related to intra-entity sales with the equity method investee are eliminated until realized by the investor and investee. Basis differences represent differences between the cost of the investment and the underlying equity in net assets of the investment and are generally amortized over the lives of the related assets that gave rise to them. Equity method goodwill is not amortized or tested for impairment; instead the equity method investment is tested for impairment. We review for impairment whenever factors indicate that the carrying amount of the investment might not be recoverable. In such a case, the decrease in value is recognized in the period the impairment occurs in the Consolidated Statements of Operations.

Valuation of inventories

We carry inventories at the lower of cost (determined on a first-in, first-out basis) or net realizable value. Cost primarily consists of semiconductor wafers and raw materials, labor, depreciation expenses and other manufacturing expenses and overhead, and packaging and testing fees paid to third parties if subcontractors are used. Valuation of inventories is based on our periodic review of inventory quantities on hand as compared with our sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. If actual market conditions are less favorable than those forecasted by us, additional future inventory write-downs may be required that could adversely affect our operating results. Adjustments to inventory, once established are not reversed until the related inventory has been sold or scrapped. If actual market conditions are more favorable than expected and the products that have previously been written down are sold, our gross margin would be favorably impacted.

Accounting for income taxes

We are subject to income taxes in a number of jurisdictions. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as interest and penalties related to uncertain tax positions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We establish accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. As a result, significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. We consider all available positive and negative evidence on a jurisdiction-by-jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. We consider evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income. We will maintain a partial valuation allowance equal to the state research and development credit carryforwards until sufficient positive evidence exists to support reversal of the valuation allowance.

We intend to reinvest the undistributed earnings of its foreign subsidiaries indefinitely, except for Alpha and Omega Semiconductor (Cayman) Ltd. and AOS International LP. As of June 30, 2024, the cumulative earnings of Alpha and Omega Semiconductor (Cayman) and AOS International LP totaled $46.2 million, and there was no deferred tax liability recorded as there is no income nor withholding tax amongst the applicable jurisdictions. As of June 30, 2024, the cumulative amount of undistributed earnings of its foreign entities considered permanently reinvested is $414.6 million. Should the Company decide to remit this income to its Bermuda parent company in a future period, its provision for income taxes may increase materially in that period. The determination of the unrecognized deferred tax liability on these earnings is not practicable due to the complexity and variety of assumptions necessary to estimate the tax. As of June 30, 2024, the Company has recorded a deferred tax liability of $26.3 million for the basis difference related to our investment in the JV Company.

The Financial Accounting Standards Board ("FASB") has issued guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what is currently estimated, a material impact on income tax expense could result.

Our provision for income taxes is subject to volatility and could be adversely impacted by changes in earnings or tax laws and regulations in various jurisdictions. We are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of changes to reserves, as well as the related net interest and penalties.

Share-based compensation expense

We maintain an equity-settled, share-based compensation plan to grant restricted share units and stock options. We recognize expense related to share-based compensation awards that are ultimately expected to vest based on estimated fair values on the date of grant. The fair value of restricted share units is based on the fair value of our common share on the date of grant. For restricted stock awards subject to market conditions, the fair value of each restricted stock award is estimated at the date of grant using the Monte-Carlo pricing model. The fair value of stock options is estimated on the date of grant using the Black-Scholes option valuation model. Share-based compensation expense is recognized on the accelerated attribution basis over the requisite service period of the award, which generally equals the vesting period. The Employee Share Purchase Plan (the "ESPP") is accounted for at fair value on the date of grant using the Black-Scholes option valuation model. Share-based compensation expense is significant to the consolidated financial statements and is calculated using our best estimates, which involve inherent uncertainties and the application of management's judgment. The Black-Scholes option valuation model requires the input of subjective assumptions, including the expected term and stock price volatility. In addition, judgment is also required in estimating the number of stock-based awards that are expected to be forfeited. Forfeitures are estimated based on historical experience at the time of grant. Changes in estimated forfeitures are recognized in the period of change and impact the amount of stock compensation expenses to be recognized in future periods, which could be material if actual results differ significantly from estimates.

Recently Issued Accounting Pronouncements

See Note 1 of the Notes to the consolidated financial statements contained in this Annual Report on Form 10-K for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk**

Foreign currency risk

We and our principal subsidiaries use U.S. dollars as our functional currency because most of the transactions are conducted and settled in U.S. dollars. All of our revenue and a significant portion of our operating expenses are denominated in U.S. dollars. The functional currency for our in-house packaging and testing facilities in China is U.S. dollars and a significant portion of our capital expenditures are denominated in U.S. dollars. However, foreign currencies are required to fund our overseas operations, primarily in Taiwan and China. Operating expenses of overseas operations are denominated in their respective local currencies. In order to minimize exposure to foreign currencies, we maintained cash and cash equivalent balances in foreign currencies, including Chinese Yuan ("RMB") as operating funds for our foreign operating expenses. For our subsidiaries which use the local currency as the functional currency, the results and financial position are translated into U.S. dollar using exchange rates at balance sheet dates for assets and liabilities and using average exchange rates for income and expenses items. The resulting translation differences are presented as a separate component of accumulated other comprehensive income (loss) and noncontrolling interest in the consolidated statements of equity. Our management believes that our exposure to foreign currency translation risk is not significant based on a 10% sensitivity analysis in foreign currencies due to the fact that the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to our consolidated net assets.

Interest rate risk

Our interest-bearing assets comprise mainly interest-bearing short-term bank balances. We manage our interest rate risk by placing such balances in instruments with various short-term maturities. Borrowings expose us to interest rate risk. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. As of June 30, 2024, we had $38.4 million outstanding under our loan and $3.2 million outstanding under our financing leases, which were subject to fluctuations in interest rates. For the year ended June 30, 2024, a hypothetical 10% increase in the interest rate could result in $0.2 million additional annual interest expense. The hypothetical assumptions made above will be different from what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by our management should the hypothetical market changes actually occur over time. As a result, actual impacts on our results of operations in the future will differ from those quantified above.

Commodity Price Risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, particularly gold, that are used in our manufacturing process and incorporated into our end products. Supplies for such commodities may from time-to-time become restricted, or general market factors and conditions may affect the pricing of such commodities. Over the past few years, the price of gold increased significantly and certain of our supply chain partners assess surcharges to compensate for the rising commodity prices. We have been converting some of our products to use copper wires instead of gold wires. Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates, or there are significant price changes for these raw materials. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used and could have a material adverse effect on our net earnings. We also may need to record losses for adverse purchase commitments for these materials in periods of declining prices. We do not enter into formal hedging arrangements to mitigate against commodity risk. We estimate that a 10% increase or decrease in the costs of raw materials subject to commodity price risk, such as gold, would decrease or increase our current year's net earnings by $0.6 million, assuming that such changes in our costs have no impact on the selling prices of our products and that we have no pending commitments to purchase metals at fixed prices.

Item 8.   **Financial Statements and Supplementary Data**

See Part IV, Item 15 "Exhibits and Financial Statement Schedules" for our consolidated financial statements and the notes and schedules thereto filed as part of this annual report.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2024, the end of the period covered by this Annual Report on Form 10-K. Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to a company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation as of the end of the period covered in this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2024.

Management's Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), as amended from time to time. Based on the assessment, our management concluded that the Company's internal control over financial reporting was effective as of June 30, 2024.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2024 has been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their report, included on page 67.

Remediation of Previously Disclosed Material Weakness

As previously disclosed in Item 9A of our Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the "prior year Form 10-K"), and in subsequent quarterly reports, we did not (i) design and maintain effective information technology general controls in the areas of user access, and segregation of duties for one of the information technology systems that supports the Company's financial reporting over inventory (work in process and finished goods) in costing; and (ii) identify and test controls to ensure the reliability of the costing of inventory (work in process and finished goods).

We executed the following remediation measures, including testing and evaluation of the newly designed and enhanced controls:

- Designed and implemented controls to further improve information technology general controls in the areas of user access and segregation of duties (work in process and finished goods); and

- Designed and implemented controls over inventory costing (work in process and finished goods)

Based upon the above, we have determined that these control activities are appropriately designed and implemented, and operating effectively for a sufficient period of time to conclude that the previously identified material weakness has been remediated as of June 30, 2024.

Changes in Internal Control Over Financial Reporting

As required by Rule 13a-15(d) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated our internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter covered by this Form 10-K that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. Except for the remediation efforts implemented in connection with the material weakness discussed above, there were no changes during the quarter ended June 30, 2024.

Inherent Limitations on the Effectiveness of Controls

While our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance that their respective objectives will be met, we do not expect that our disclosure controls and procedures or our internal control over financial reporting are or will be capable of preventing or detecting all errors and all fraud. Any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Item 9B.   **Other Information**

Trading Plans or Rule 10b5-1 Trading Plans

The table below summarizes the material terms of trading arrangements adopted by any of our executive officers or directors during the June 2024 quarter. All of the trading arrangements listed below are intended to satisfy the affirmative defense of Rule 10b5-1(c).

Name	Title	Date of Adoption	End Date [1]	Aggregate number of shares common shares to be sold pursuant to 10b5-1 trading agreements
Wenjun Li	Chief Operating Officer	June 12, 2024	November 29, 2024	11,529

[1] This plan will expire on the earlier of the end date and the completion of all transactions under the trading arrangement.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not Applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we intend to file our definitive proxy statement for our next annual general meeting of shareholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "2024 Proxy Statement"), no later than 120 days after the end of fiscal year 2024, and certain information to be included in the 2024 Proxy Statement is incorporated herein by reference.

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item concerning our directors, executive officers, Section 16 compliance and corporate governance matters is contained in part under the caption "Business - Executive Officers" in Part I of this report, and the remainder is incorporated by reference to the information set forth in the sections titled "Election of Directors" and "Delinquent Section 16(a) Reports" in the 2024 Proxy Statement.

Item 11.   Executive Compensation

The information required by this item regarding executive compensation is incorporated by reference from the information set forth under the captions "Compensation of Non-Employee Directors" and "Executive Compensation," in the 2024 Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth in the section titled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2024 Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item regarding related party transactions and director independence is incorporated by reference from the information set forth under the captions "Board of Directors and Committees of the Board" and "Related Party Transactions" in the 2024 Proxy Statement.

Item 14.   Principal Accountant Fees and Services

The information required by this item regarding principal accountant fees and services is incorporated by reference from the information set forth under the caption "Principal Accounting Fees and Services" in the 2024 Proxy Statement.

Item 15.   **Exhibits and Financial Statement Schedules**

(a) The following documents are filed as part of this annual report:

(1) Consolidated Financial Statements. The index to the consolidated financial statements is below.

Item	**Page**
Report of Independent Registered Public Accounting Firm (Baker Tilly US, LLP - PCAOB Firm ID No.23)	67
Report of Independent Registered Public Accounting Firm (BDO USA, LLP - PCAOB Firm ID No. 243)	70
Consolidated Balance Sheets	71
Consolidated Statements of Operations	72
Consolidated Statements of Comprehensive Income (Loss)	73
Consolidated Statements of Equity	74
Consolidated Statements of Cash Flows	75
Notes to the Consolidated Financial Statements	77

(2) Financial Statement Schedules.

Schedule II - Valuation and Qualifying accounts	110

(b) Exhibits

The exhibits listed on the accompanying Index to Exhibits in Item 15(b) below are filed as part of, or hereby incorporated by reference into, this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Alpha and Omega Semiconductor Limited:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alpha and Omega Semiconductor Limited (the "Company") as of June 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the two years in the period ended June 30, 2024, and the related notes and schedule (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting included in Item 9A of this Annual Report on Form 10-K. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Excess and Obsolete Inventory Reserve

As described in Note 1 of the consolidated financial statements, the Company assesses the valuation of its inventory on a periodic basis and provides an allowance based on several factors including inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices.

We identified the provision for excess and obsolete inventory as a critical audit matter because the determination of excess and obsolete inventory reserves is judgmental and considers several factors that are affected by market and economic conditions, such as company forecasts, dynamic pricing environments, and industry supply and demand.

How the critical audit matter was addressed in the audit

Our audit procedures related to management's estimates used in the valuation of inventory included the following, among others:

- We evaluated and tested the design and operating effectiveness of the Company's internal controls over the valuation of inventory, including the calculation of lower of cost or net realizable value reserves, and the determination of demand forecasts and related application against on hand inventory.

- We reviewed the reasonableness of the Company's methodology for estimating the valuation of inventories by evaluating factors including excess units on hand based on ending inventory quantities compared to forecasted shipment quantities.

- We tested the significant assumptions, including product demand forecasts, and the completeness and accuracy of the underlying data used in management's inventory valuation assessment.

- We evaluated management's ability to accurately estimate forecasted demand by comparing estimates made in prior periods to the historical actual results for those same periods.

Revenue recognition – Variable consideration of the allowance for price adjustments

As described in Notes 1 and 6 of the consolidated financial statements, the Company provides special pricing to certain distributors, primarily based on volume, to encourage resale of the Company's products. The Company estimates the variable consideration of the allowance for price adjustments at the time revenue is recognized. The Company records a reduction of revenue and a corresponding allowance for price adjustments against accounts receivable on the consolidated balance sheets.

Estimating the allowance for price adjustments requires management to make certain assumptions including distributor inventory levels, forecasted distributor selling prices, distributor margins and future demand for products . These assumptions could be affected by current and future economic and market conditions. We identified the variable consideration of the allowance for price adjustments as a critical audit matter because auditing management's estimate of the allowance for price adjustments was complex, due to the significant assumptions used in estimating the variable consideration.

How the critical audit matter was addressed in the audit

Our audit procedures related to management's estimate of the variable consideration of the allowance for price adjustments included the following, among others:

- We evaluated and tested the design and operating effectiveness of the Company's internal controls for estimating the variable consideration of the allowance for price adjustments, including testing controls over management's review of the allowance calculation and the underlying assumptions used to develop the estimate.

- We confirmed the quantity of select distributor inventories.

- We tested revenues and allowance for price adjustments and agreed to supporting documents.

- We evaluated the reasonableness of management's significant assumptions by comparing them to the forecasted distributor selling prices, as well as historical results of the company, including testing the completeness and accuracy of the underlying data.

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2022.

San Jose, California

August 23, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Alpha & Omega Semiconductor Limited
Sunnyvale, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, and comprehensive income (loss), stockholders' equity, and cash flows of Alpha and Omega Semiconductor Limited (the "Company") for the year ended June 30, 2022, and the related notes and schedule (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Consolidated Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor from 2018 to 2022.

San Jose, California

September 19, 2022

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value per share)

	June 30,	
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 175,127	$ 195,188
Restricted cash	413	415
Accounts receivable, net	12,546	22,420
Inventories	195,750	183,247
Other current assets	14,165	22,666
Total current assets	398,001	423,936
Property, plant and equipment, net	336,619	357,831
Operating lease right-of-use assets, net	25,050	24,349
Intangible assets, net	3,516	6,765
Equity method investment	356,039	366,617
Deferred income tax assets	549	536
Other long-term assets	25,239	19,703
Total assets	$ 1,145,013	$ 1,199,737
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 45,084	$ 50,775
Accrued liabilities	72,371	79,533
Payable related to equity investee, net	13,682	11,950
Income taxes payable	2,798	5,546
Short-term debt	11,635	11,434
Deferred revenue	2,591	8,073
Finance lease liabilities	935	867
Operating lease liabilities	5,137	4,383
Total current liabilities	154,233	172,561
Long-term debt	26,724	38,360
Income taxes payable - long-term	3,591	2,817
Deferred income tax liabilities	26,416	27,283
Finance lease liabilities - long-term	2,282	3,216
Operating lease liabilities - long-term	20,499	20,544
Other long-term liabilities	19,661	51,037
Total liabilities	253,406	315,818
Commitments and contingencies (Note 15)		
Equity:		
Preferred shares, par value $0.002 per share:		
Authorized: 10,000 shares; issued and outstanding: none at June 30, 2024 and 2023	—	—
Common shares, par value $0.002 per share:		
Authorized: 100,000 shares; issued and outstanding: 36,107 shares and 28,969 shares, respectively at June 30, 2024 and 34,811 shares and 27,654 shares, respectively at June 30, 2023	72	70
Treasury shares at cost; 7,138 shares at June 30, 2024 and 7,157 shares at June 30, 2023	(79,213)	(79,365)
Additional paid-in capital	353,109	329,034
Accumulated other comprehensive loss	(13,419)	(8,111)
Retained earnings	631,058	642,291
Total Alpha and Omega Semiconductor Limited shareholders' equity	891,607	883,919
Total liabilities and equity	$ 1,145,013	$ 1,199,737

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year Ended June 30,				
		2024		**2023**		**2022**
Revenue	$	657,274	$	691,321	$	777,552
Cost of goods sold		485,356		491,785		508,996
Gross profit		171,918		199,536		268,556
Operating expenses:						
Research and development		89,940		88,146		71,259
Selling, general and administrative		85,734		88,861		95,259
Total operating expenses		175,674		177,007		166,518
Operating income (loss)		(3,756)		22,529		102,038
Other income (loss), net		(73)		(1,730)		999
Interest income (expense), net		1,186		(1,087)		(3,920)
Gain on deconsolidation of the JV Company		—		—		399,093
Loss on changes of equity interest in the JV Company, net		—		—		(3,140)
Net income (loss) before income taxes		(2,643)		19,712		495,070
Income tax expense		3,649		5,937		39,258
Net income (loss) before loss from equity method investment		(6,292)		13,775		455,812
Equity method investment loss from equity investee		(4,789)		(1,411)		(2,629)
Net income (loss)		(11,081)		12,364		453,183
Net income attributable to noncontrolling interest		—		—		20
Net income (loss) attributable to Alpha and Omega Semiconductor Limited	$	(11,081)	$	12,364	$	453,163
Net income (loss) per common share attributable to Alpha and Omega Semiconductor Limited						
Basic	$	(0.39)	$	0.45	$	16.93
Diluted	$	(0.39)	$	0.42	$	16.07
Weighted average number of common share attributable to Alpha and Omega Semiconductor Limited used to compute net income (loss) per share:						
Basic		28,236		27,552		26,764
Diluted		28,236		29,528		28,203

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year ended June 30,		
	2024	**2023**	**2022**
Net income (loss) including noncontrolling interest	$ (11,081)	$ 12,364	$ 453,183
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustment	(5,308)	(9,191)	1,307
Cumulative translation adjustment removal due to deconsolidation of the JV Company	—	—	(3,642)
Comprehensive income (loss)	(16,389)	3,173	450,848
Less: Noncontrolling interest	—	—	(1,080)
Comprehensive income (loss) attributable to Alpha and Omega Semiconductor Limited	$ (16,389)	$ 3,173	$ 451,928

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Preferred Shares		Common Shares		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total AOS Shareholders' Equity	Noncontrolling Interest	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount						
Balance, June 30, 2021	—	—	32,975	$ 66	(6,625)	$(66,064)	$ 259,993	$ 2,315	$ 176,895	$ 373,205	$ 143,120	$ 516,325
Exercise of common stock options and release of RSUs	—	—	652	1	—	—	897	—	—	898	—	898
Reissuance of treasury stock upon exercise of common stock options and release of RSUs	—	—	—	—	8	64	—	—	(64)	—	—	—
Withholding tax on restricted stock units	—	—	(183)	—	—	—	(8,641)	—	—	(8,641)	—	(8,641)
Issuance of shares under Employee Stock Purchase Plan	—	—	544	1	—	—	5,244	—	—	5,245	—	5,245
Share-based compensation expense	—	—	—	—	—	—	31,058	—	—	31,058	—	31,058
Restricted stock units settlement in connection with service	—	—	—	—	—	—	400	—	—	400	—	400
Net income including noncontrolling interest through December 1, 2021	—	—	—	—	—	—	—	—	453,163	453,163	20	453,183
Foreign currency translation adjustment	—	—	—	—	—	—	—	558	—	558	749	1,307
Deconsolidation of noncontrolling interest	—	—	—	—	—	—	—	(1,793)	—	(1,793)	(143,889)	(145,682)
Balance, June 30, 2022	—	—	33,988	68	(6,617)	(66,000)	288,951	1,080	629,994	854,093	—	854,093
Exercise of common stock options and release of RSUs	—	—	715	1	—	—	550	—	—	551	—	551
Reissuance of treasury stock upon exercise of common stock options and release of RSUs	—	—	—	—	8	67	—	—	(67)	—	—	—
Withholding tax on restricted stock units	—	—	(242)	—	—	—	(6,381)	—	—	(6,381)	—	(6,381)
Issuance of shares under Employee Stock Purchase Plan	—	—	350	1	—	—	8,426	—	—	8,427	—	8,427
Repurchase of common shares under share repurchase program			—	—	(548)	(13,432)	—	—	—	(13,432)	—	(13,432)
Share-based compensation expense	—	—	—	—	—	—	37,488	—	—	37,488	—	37,488
Net income	—	—	—	—	—	—	—	—	12,364	12,364	—	12,364
Foreign currency translation adjustment	—	—	—	—	—	—	—	(9,191)	—	(9,191)	—	(9,191)
Balance, June 30, 2023	—	—	34,811	70	(7,157)	(79,365)	329,034	(8,111)	642,291	883,919	—	883,919
Exercise of common stock options and release of RSUs	—	—	1,210	2	—	—	2,311	—	—	2,313	—	2,313
Reissuance of treasury stock upon exercise of common stock options and release of RSUs	—	—	—	—	19	152	—	—	(152)	—	—	—
Withholding tax on restricted stock units	—	—	(320)	—	—	—	(7,678)	—	—	(7,678)	—	(7,678)
Issuance of shares under Employee Stock Purchase Plan	—	—	406	—	—	—	7,801	—	—	7,801	—	7,801
Share-based compensation expense	—	—	—	—	—	—	21,641	—	—	21,641	—	21,641
Net loss	—	—	—	—	—	—	—	—	(11,081)	(11,081)	—	(11,081)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(5,308)	—	(5,308)	—	(5,308)
Balance, June 30, 2024	—	$ —	36,107	$ 72	(7,138)	$(79,213)	$ 353,109	$ (13,419)	$ 631,058	$ 891,607	$ —	$ 891,607

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income (loss) including noncontrolling interest	$ (11,081)	$ 12,364	$ 453,183
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Gain on deconsolidation of the JV Company	—	—	(399,093)
Loss on changes of equity interest in the JV Company, net	—	—	3,140
Deferred income tax on deconsolidation and changes of equity interest in the JV Company	—	—	29,973
Depreciation and amortization	53,757	43,207	42,851
Equity method investment loss from equity investee	4,789	1,411	2,629
Share-based compensation expense	21,641	37,488	31,324
Deferred income taxes, net	(880)	(1,418)	1,592
Loss on disposal of property and equipment	78	182	18
Changes in assets and liabilities:			
Accounts receivable	9,873	43,262	(30,085)
Inventories	(12,503)	(25,207)	(57,416)
Other current and long-term assets	1,927	(18,695)	(9,408)
Payable related to equity investee, net	1,731	(17,038)	48,192
Accounts payable	(2,406)	(19,568)	23,755
Income taxes payable	(1,974)	1,957	(1,687)
Income taxes payable on deconsolidation and changes of equity interest in the JV Company	—	—	3,490
Increase (decrease) in deferred revenue	(5,482)	8,073	—
Accrued and other liabilities	(33,760)	(45,545)	76,407
Net cash provided by operating activities	25,710	20,473	218,865
Cash flows from investing activities			
Proceeds from sale of equity interest in the JV Company	—	—	26,347
Deconsolidation of cash and cash equivalents of the JV Company	—	—	(20,734)
Purchases of property and equipment	(37,088)	(110,428)	(138,014)
Proceeds from sale of property and equipment	383	167	135
Government grants related to equipment	961	631	1,444
Net cash used in investing activities	(35,744)	(109,630)	(130,822)
Cash flows from financing activities			
Withholding tax on restricted stock units	(7,678)	(6,381)	(8,641)
Proceeds from exercise of stock options and ESPP	10,114	8,978	6,143
Payments for repurchase of common shares	—	(13,432)	—
Proceeds from borrowings	—	8,632	64,276
Repayments of borrowings	(11,472)	(26,598)	(35,748)
Principal payments on finance leases	(867)	(810)	(4,176)
Net cash provided by (used in) financing activities	(9,903)	(29,611)	21,854
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(126)	(280)	(59)
Net increase (decrease) in cash, cash equivalents and restricted cash	(20,063)	(119,048)	109,838
Cash, cash equivalents and restricted cash at beginning of year	195,603	314,651	204,813
Cash, cash equivalents and restricted cash at end of year	$ 175,540	$ 195,603	$ 314,651

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2024	2023	2022
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 2,564	$ 3,711	$ 3,404
Cash paid for income taxes	$ 5,758	$ 1,537	$ 5,768
Supplemental disclosures of non-cash investing and financing information:			
Property and equipment purchased but not yet paid	$ 7,381	$ 12,715	$ 62,165
Reissuance of treasury stock	$ 152	$ 67	$ 64
Reconciliation of cash, cash equivalents, and restricted cash:			
Cash and cash equivalents	$ 175,127	$ 195,188	$ 314,352
Restricted cash	413	415	299
Total cash, cash equivalents, and restricted cash	$ 175,540	$ 195,603	$ 314,651

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies

The Company

Alpha and Omega Semiconductor Limited and its subsidiaries (the "Company", "AOS", "we" or "us") design, develop and supply a broad range of power semiconductors. The Company's portfolio of products targets high-volume applications, including personal and portable computers, graphic cards, flat panel TVs, home appliances, smart phones, battery packs, quick chargers, home appliances, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment. The Company conducts its operations primarily in the United States of America ("USA"), Hong Kong, China, and South Korea.

Basis of Preparation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and a subsidiary in which it had a controlling interest until December 1, 2021. As of December 2, 2021, the Company ceased having control over this subsidiary. Therefore, the Company deconsolidated this subsidiary as of that date. Subsequently, the Company has accounted for it using the equity method of accounting. All intercompany account balances and transactions have been eliminated. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Joint Venture

On March 29, 2016, the Company entered into a joint venture contract (the "JV Agreement") with two investment funds owned by the Municipality of Chongqing (the "Chongqing Funds"), pursuant to which the Company and the Chongqing Funds formed a joint venture, the JV Company, for the purpose of constructing and operating a power semiconductor packaging, testing and 12-inch wafer fabrication facility in the Liangjiang New Area of Chongqing, China (the "JV Transaction"). As of December 1, 2021, the Company owned 50.9%, and the Chongqing Funds owned 49.1%, of the equity interest in the JV Company. The Joint Venture was accounted under the provisions of the consolidation guidance since the Company had controlling financial interest until December 1, 2021. As of December 2, 2021, the Company ceased having control over the JV Company. Therefore, the Company deconsolidated the JV Company as of that date. Subsequently, the Company has accounted for its investment in the JV Company using the equity method of accounting. As of June 30, 2023, the percentage of outstanding JV equity interest beneficially owned by the Company was reduced to 42.2%. Such reduction reflects (i) the sale by the Company of approximately 2.1% of the outstanding JV equity interest which resulted in the deconsolidation of the JV Company, (ii) additional sale by the Company of approximately 1.1% of outstanding JV equity interest in December 2021, (iii) the adoption of an employee equity incentive plan and the issuance of additional equity interest equivalent to 3.99% of the JV Company to investors in exchange for cash in December 2021, and (iv) issuance of additional equity interest of JV to investors in January 2022. In February 2024, the JV Company repurchased certain shares that were previously issued to employees under the employee equity incentive plan, which increased the Company's percentage of equity ownership in the JV Company by 0.54%. As of June 30, 2024, the percentage of outstanding JV equity interest beneficially owned by the Company was 42.8%.

Risks and Uncertainties

The Company is subject to certain risks and uncertainties. The Company believes changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations or cash flows: the macroeconomic condition and cyclical nature of the semiconductor industry; the timing and success of new product development, including market receptiveness, operation of in-house manufacturing facilities, litigation or claims against the Company based on intellectual property, patent, product regulatory or other factors, competition from other products, general economic conditions, the inability to attract and retain qualified employees, lack of control of the JV Company and ultimately to sustain profitable operations, risks associated with doing business in China, and ability to diversify products and develop digital business; the general state of the U.S., China and world economies; the loss of any of its larger customers; restrictions on the Company's ability to sell to foreign customers due to trade laws, regulations and requirements; disruptions of the supply chain of components needed for our products; inability to obtain additional financing; inability to meet certain debt covenants; fundamental changes in the technology underlying the Company's products; successful and timely completion of product design efforts; and new product design introductions by competitors. Additional risks and uncertainties that the Company is unaware of, or that the Company currently believes are not material, may also become important factors that adversely affect its business.

The Company's revenue is limited by its ability to utilize wafer production and packaging and testing capacity from its in-house facilities and obtain adequate wafer supplies from third-party foundries. Currently the Company's main third-party foundry is Shanghai Hua Hong Grace Electronic Company Limited, or HHGrace, located in Shanghai, China. HHGrace has been manufacturing wafers for the Company since 2002. HHGrace manufactured approximately 3.8%, 9.6% and 10.3% of the wafers used in the Company's products for the fiscal years ended June 30, 2024, 2023 and 2022, respectively. Although the Company believes that its volume of production allows the Company to secure favorable pricing and priority in allocation of capacity in its third-party foundries, if the foundries' capacities are constrained due to market demands, HHGrace, together with other foundries from which the Company purchases wafers, may not be willing or able to satisfy all of the Company's manufacturing requirements on a timely basis and/or at favorable prices. In addition, manufacturing facilities' capacity affects the Company's gross margin because the Company has certain fixed costs associated with its Oregon Fab as well as in-house packaging and testing facilities. If the Company fails to utilize its manufacturing facilities' capacity at a desirable level, its financial condition and results of operations will be adversely affected.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including those related to stock rotation returns, price adjustments, allowance for doubtful accounts, inventory reserves, warranty accrual, income taxes, leases, share-based compensation, recoverability of and useful lives for property, plant and equipment and intangible assets.

Foreign Currency Transactions and Translation

Most of the Company's principal subsidiaries use U.S. dollars as their functional currency because their transactions are primarily conducted and settled in U.S. dollars. All of their revenues and a significant portion of their operating expenses are denominated in U.S. dollars. The functional currencies for the Company's in-house packaging and testing facilities in China are U.S. dollars, and a majority of their capital expenditures are denominated in U.S. dollars. Foreign currency transactions are translated into the functional currencies using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses, resulting from the settlement of such transactions and from the re-measurement of monetary assets and liabilities denominated in foreign currencies using exchange rates at balance sheet date and non-monetary assets and liabilities using historical exchange rates, are recognized in the consolidated statements of operations.

For the Company's subsidiaries which use the local currency as their functional currency, their results and financial position are translated into U.S. dollars using exchange rates at balance sheet dates for assets and liabilities and using average exchange rates for income and expenses items. The resulting translation differences are presented as a separate component of accumulated other comprehensive income (loss) in the consolidated statements of equity.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less. Cash equivalents are highly liquid investments with stated maturities of three months or less as of the dates of purchase. The carrying amounts reported for cash and cash equivalents are considered to approximate fair values based upon their short maturities.

Cash and cash equivalents are maintained with reputable major financial institutions. If, due to current economic conditions or other factors, one or more of the financial institutions with which the Company maintains deposits fails, the Company's cash and cash equivalents may be at risk. Deposits with these banks may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

The Company maintains restricted cash in connection with cash balances temporarily restricted for regular business operations. These balances have been excluded from the Company's cash and cash equivalents balance and are classified as restricted cash in the Company's consolidated balance sheets. As of June 30, 2024 and 2023, the amount of restricted cash was $0.4 million and $0.4 million, respectively.

Accounts Receivable, net

The allowance for expected credit loss is based on assessment of the expected collectability of accounts receivable from customers. The Company reviews the allowance by considering factors such as historical collection experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. The

Company writes off a receivable and charges against its recorded allowance when it has exhausted its collection efforts without success.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair Value of Financial Instruments

The fair value of cash equivalents is based on observable market prices and have been categorized in Level 1 in the fair value hierarchy. Cash equivalents consist primarily of short-term bank deposits. The carrying values of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to their short-term maturities. The carrying value of the Company's debt is considered a reasonable estimate of fair value which is estimated by considering the current rates available to the Company for debt of the same remaining maturities, structure and terms of the debts.

Inventories

The Company carries inventories at the lower of cost (determined on a first-in, first-out basis) or net realizable value. Cost includes semiconductor wafer and raw materials, labor, depreciation expenses and other manufacturing expenses and overhead, and packaging and testing fees paid to third parties if subcontractors are used. Valuation of inventories are based on the Company's periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. If actual market conditions are less favorable than those forecasted by management, additional future inventory write-downs may be required that could adversely affect the Company's operating results. Adjustments to inventory once established are not reversed until the related inventory has been sold or scrapped. If actual market conditions are more favorable than expected and the products that have previously been written down are sold, our gross margin would be favorably impacted.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items and the costs incurred to make the assets ready for their intended use.

Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Building and building improvements	20 years
Manufacturing machinery and equipment	7 to 10 years
Equipment and tooling	3 to 5 years
Computer hardware and software	3 to 5 years
Office furniture and equipment	3 to 5 years
Leasehold improvements	2 to 15 years
Vehicle	5 years

Equipment and construction in progress represent equipment received but the necessary installation has not been fully performed or building construction and leasehold improvements have been started but not yet completed. Equipment and construction in progress are stated at cost and transferred to the respective asset class when fully completed and ready for their intended use.

Internal-use software development costs are capitalized to the extent that the costs are directly associated with the development of identifiable and unique software products controlled by the Company that will probably generate economic benefits beyond one year. Costs incurred during the application development stage are required to be capitalized. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Costs include employee costs incurred and fees paid to outside consultants for the software development and implementation. Internally developed software is amortized over its estimated useful life of three to five years starting from the date when it is ready for its intended use.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as selling, general and administrative expenses in the consolidated statements of operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Government Grants

The Company occasionally receives government grants that provide financial assistance for certain eligible expenditures in China. These grants include reimbursements on interest expense on bank borrowings, payroll tax credits, credit for property, plant and equipment in a particular geographical location, employment credits as well as business expansion credits. Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to it, and that the grant will be received. The Company records such grants either as a reduction of the related expense, a reduction of the cost of the related asset, or as other income depending upon the nature of the grant. As a result of such grants, during the fiscal year ended June 30, 2024, the Company reduced property, plant and equipment by $1.0 million. During the fiscal year ended June 30, 2023, the Company reduced property, plant and equipment by $0.6 million and operating expenses by $0.1 million. During the fiscal year ended June 30, 2022, the Company reduced interest expense by $0.9 million, property, plant and equipment by $1.4 million, and operating expenses by $0.2 million.

Long-lived Assets

The Company reviews all long-lived assets whenever events or changes in circumstance indicate that these assets may not be recoverable. When evaluating long-lived assets, if the Company concludes that the estimated undiscounted cash flows attributable to the assets are less than their carrying value, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, which could adversely affect its results of operations.

There was no impairment of long-lived assets for fiscal years 2024, 2023 and 2022.

Revenue Recognition

The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, a performance obligation is satisfied. The Company recognizes product revenue at a point in time when product is shipped to the customer, as determined by the agreed upon shipping terms, net of estimated stock rotation returns and price adjustments that it expects to provide to certain distributors. The Company presents revenue net of sales taxes and any similar assessments. Our standard payment terms range from 30 to 60 days.

The Company sells its products primarily to distributors, who in turn sell the products globally to various end customers. The Company allows stock rotation returns from certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by distributors during a specified period. The Company records an allowance for stock rotation returns based on historical returns, current expectations, and individual distributor agreements. The Company also provides special pricing to certain distributors, primarily based on volume, to encourage resale of the Company's products. Allowance for price adjustments is recorded against accounts receivable and the provision for stock rotation rights is included in accrued liabilities on the consolidated balance sheets.

The Company's performance obligations relate to contracts with a duration of less than one year. The Company elected to apply the practical expedient provided in ASC 606, "Revenue from Contracts with Customers". Therefore, the Company is not required to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

The Company recognizes the incremental direct costs of obtaining a contract, which consist of sales commissions, when control over the products they relate to transfers to the customer. Applying the practical expedient, the Company recognizes commissions as expense when incurred, as the amortization period of the commission asset the Company would have otherwise recognized is less than one year.

Packaging and testing services revenue is recognized at a point in time upon shipment of serviced products to the customer.

License and Development Services Revenue Recognition

In February 2023, the Company entered into a license agreement with a customer to license the Company's proprietary SiC technology and to provide 24-months of engineering and development services for a total fee of $45.0 million, consisting of an upfront fee of $18.0 million, $6.8 million and $9.0 million paid to the Company in March 2023, July 2023 and February 2024, respectively, with the remaining amount to be paid upon the achievement of specified engineering services and product milestones. The license and development fee is determined to be one performance obligation and is recognized over the 24 months when the Company performs the engineering and development services. The Company uses the input method to measure progression, representing a faithful depiction of the transfer of services. During the fiscal years ended June 30, 2024 and 2023, the Company recorded $21.2 million and $9.9 million of license and development revenue, respectively. The amount of contract liability is recorded as deferred revenue on the consolidated balance sheets. In addition, the Company also entered an accompanying supply agreement to provide limited wafer supply to the customer.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities and long-term operating lease liabilities on the Company's consolidated balance sheets. Finance leases are included in property, plant and equipment, finance lease liabilities and long-term finance leases liabilities on the consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Company determines its incremental borrowing rate based on the information available at the lease commencement date. The operating lease ROU assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Operating lease expense is generally recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included within the operating lease ROU asset and lease liability calculation. The Company does not record leases on the consolidated balance sheet with a term of one year or less. The Company elected to combine its lease and non-lease components as a single lease component for all asset classes.

Product Warranty

The Company provides a standard one-year warranty for products from the date of purchase by the end customers. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company's warranty obligation is determined by product failure rates, labor and material costs for replacing defective parts, related freight costs for failed parts and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains warranty reserves based on historical experiences and anticipated warranty claims known at the time of estimation.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold.

Research and Development

Research and development costs are expensed as incurred.

Provision for Income Taxes

Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.

The Company is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company establishes accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or research and experimentation tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. The Company considers all available positive and negative evidence on a jurisdiction-by-jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. The Company considers evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income. The Company has concluded that it should report a full valuation allowance on its state research and development (R&D) tax credit carryforwards as the Company annually generates more state R&D tax credits than it could use based on its forecasts.

The Financial Accounting Standards Board (FASB), issued guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what is currently estimated, a material impact on income tax expense could result.

The Company's provision for income taxes is subject to volatility and could be adversely impacted by changes in earnings or tax laws and regulations in various jurisdictions. The Company is subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of changes to reserves, as well as the related net interest and penalties.

Share-based Compensation Expense

The Company maintains an equity-settled, share-based compensation plan to grant restricted share units and stock options. The Company recognizes expense related to share-based compensation awards that are ultimately expected to vest based on estimated fair values on the date of grant. The fair value of restricted share units is based on the fair value of the Company's common share on the date of grant. For restricted stock awards subject to market conditions, the fair value of each restricted stock award is estimated at the date of grant using the Monte-Carlo pricing model. The fair value of stock options is estimated on the date of grant using the Black-Scholes option valuation model. Share-based compensation expense is recognized on the accelerated attribution basis over the requisite service period of the award, which generally equals the vesting period. The Black-Scholes option valuation model requires the input of subjective assumptions, including the expected term and stock price volatility. In addition, judgment is also required in estimating the number of stock-based awards that are expected to be forfeited. Forfeitures are estimated based on historical experience at the time of grant. Changes in estimated forfeitures are recognized in the period of change and impact the amount of stock compensation expenses to be recognized in future periods, which could be material if actual results differ significantly from estimates.

The Employee Share Purchase Plan (the "ESPP") is accounted for at fair value on the date of grant using the Black-Scholes option valuation model.

Advertising

Advertising expenditures are expensed as incurred. Advertising expense was $0.6 million, $0.5 million and $0.2 million in the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's accumulated other comprehensive income (loss) consists of cumulative foreign currency translation adjustments.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

None

Recently Issued Accounting Standards not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740) – Improvements to Income Tax Disclosures", which enhances the transparency, effectiveness and comparability of income tax disclosures by requiring consistent categories and greater disaggregation of information related to income tax rate reconciliations and the jurisdictions in which income taxes are paid. This guidance is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company is currently evaluating the impact of the ASU on its income tax disclosures within the consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures", which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU also expands disclosure requirements to enable users of financial statements to better understand the entity's measurement and assessment of segment performance and resource allocation. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the ASU on its disclosures within the consolidated financial statements.

2. Equity Method Investment in Equity Investee

On December 1, 2021 (the "Effective Date"), Alpha & Omega Semiconductor (Shanghai) Ltd. ("AOS SH") and Agape Package Manufacturing (Shanghai) Limited ("APM SH"), each a wholly-owned subsidiary of the Company, entered into a share transfer agreement ("STA") with a third-party investor to sell a portion of the Company's equity interest in the JV Company which consists of a power semiconductor packaging, testing and 12-inch wafer fabrication facility in Chongqing, China (the "Transaction"). The Transaction closed on December 2, 2021 (the "Closing Date"), which reduced the Company's equity interest in the JV Company from 50.9% to 48.8%. Also, the Company's right to designate directors on the board of the JV Company was reduced to three (3) out of seven (7) directors, from four (4) directors prior to the Transaction. As a result of the Transaction and other factors, the Company no longer has a controlling financial interest in the JV Company and has determined that the JV Company was deconsolidated from the Company's consolidated financial statements effective as of the Closing Date. In connection with the deconsolidation and in accordance with ASC 810, the Company recorded a gain on deconsolidation of $399.1 million during the fiscal year ended June 30, 2022 in the condensed consolidated statements of operations. The gain on deconsolidation of the JV Company was calculated as follows:

			(in thousands)
Cash received for sales of shares in the JV Company		$	16,924
Fair value of retained equity method investment			393,124
Carrying amount of non-controlling interest			143,889
Cumulative translation adjustment removal			1,793
Carrying amount of net assets of the JV Company at December 1, 2021			(156,637)
Gain on deconsolidation of the JV Company		$	399,093

On December 24, 2021, the Company entered into a share transfer agreement with another third-party investor, pursuant to which the Company sold to this investor 1.1% of outstanding equity interest held by the Company in the JV Company. In addition, the JV Company adopted an employee equity incentive plan and issued an equity interest equivalent to 3.99% of the JV Company in exchange to cash. As a result of these two transactions, the Company owned 45.8% of the equity interest in the JV Company as of December 31, 2021.

On January 26, 2022, the JV Company completed a financing transaction pursuant to a corporate investment agreement (the "Investment Agreement") between the JV Company and certain third-party investors (the "New Investors"). Under the Investment Agreement, the New Investors purchased newly issued equity interest of the JV Company, representing approximately 7.82% of post-transaction outstanding equity interests of the JV Company, for a total purchase price of RMB 509 million (or approximately USD 80 million based on the currency exchange rate as of January 26, 2022) (the "Investment"). Following the closing of the Investment and as of June 30, 2022, the percentage of outstanding JV equity interest beneficially owned by the Company was reduced to 42.2%.

The net loss associated with these sales of JV Company equity interest held by the Company was recorded in the fiscal year ended June 30, 2022 as follows:

			(in thousands)
Gain on 1.1% equity interest sold		$	475
Loss on diluted equity interest from issuance of shares under the employee equity incentive plan			(8,116)
Gain on 7.82% equity interest sold			4,501
Loss on changes on equity interest of the JV Company, net		$	(3,140)

In February 2024, the JV Company repurchased certain shares that were previously issued to employees under the employee equity incentive plan, which increased the Company's percentage of equity ownership in the JV Company by 0.54%. As of June 30, 2024, the percentage of outstanding JV equity interest beneficially owned by the Company was 42.8%.

The Company accounts for its investment in the JV Company as an equity method investment and reports its equity in earnings or loss of the JV Company on a three-month lag due to an inability to timely obtain financial information of the JV Company. During the fiscal years ended June 30, 2024, 2023 and 2022, the Company recorded $4.8 million, $1.4 million and $2.6 million of its equity in loss of the JV Company, respectively, using lag reporting.

Summarized Financial Information

The following table presents summarized financial information for the JV Company (in thousands):

	As of March 31, 2024	As of March 31, 2023	As of March 31, 2022
Current assets	$ 86,280	$ 122,324	$ 198,323
Non-current assets	$ 338,450	$ 333,165	$ 364,777
Current liabilities	$ 70,776	$ 122,340	$ 251,988
Non-current liabilities	$ 81,899	$ 36,525	$ 76,207

	For the period April 1, 2023 to March 31, 2024	For the period April 1, 2022 to March 31, 2023	For the period December 2, 2021 to March 31, 2022
Revenue	$ 128,951	$ 178,974	$ 68,972
Gross loss (income)	$ (1,844)	$ (4,502)	$ 870
Operating expenses	$ 9,174	$ 5,939	$ 2,280
Net loss	$ 9,477	$ 4,906	$ 6,197

3. Related Party Transactions

As of June 30, 2024, the Company owned 42.8% equity interest in the JV Company, which, by definition, is a related party to the Company. The JV Company supplies 12-inch wafers and provides assembly and testing services to AOS. AOS previously sold 8-inch wafers to the JV Company for further assembly and testing services until January 1, 2023, when it changed to consign the 8-inch wafers to the JV Company. Due to the right of offset of receivables and payables with the JV Company, as of June 30, 2024 and 2023, AOS recorded the net amount of $13.7 million and $12.0 million, respectively, as a payable related to equity investee, net, on the Consolidated Balance Sheet. Since the December 2, 2021 deconsolidation of the JV Company and through the fiscal year ended June 30, 2022, the Company purchased finished goods and services of $117.6 million from the JV Company and AOS provided the JV Company with $36.4 million of 8-inch wafers. The purchases by AOS for the fiscal year ended June 30, 2023 were $127.8 million and the sales by AOS for the fiscal year ended June 30, 2023 were $35.6 million. The purchases by AOS for the fiscal year ended June 30, 2024 were $96.6 million and the sales by AOS for the fiscal year ended June 30, 2024 were $9.8 million.

4. Net Income (Loss) Per Common Share Attributable to Alpha and Omega Semiconductor Limited

Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of common shares outstanding, plus potential shares of common stock during the period. Potential shares of common stock include dilutive shares attributable to the assumed exercise of share options, ESPP shares and vesting of RSUs using the treasury stock method and contingent issuances of common shares related to convertible preferred shares, if dilutive. Under the treasury stock method, potential common shares outstanding are not included in the computation of diluted net income (loss) per share if their effect is anti-dilutive.

The following table presents the calculation of basic and diluted net income (loss) per share attributable to common shareholders:

	Year Ended June 30,		
	2024	2023	2022
	(in thousands, except per share data)		
Numerator:			
Net income (loss) attributable to Alpha and Omega Semiconductor Limited	$ (11,081)	$ 12,364	$ 453,163
Denominator:			
Basic:			
Weighted average number of common shares used to compute basic net income (loss) per share	28,236	27,552	26,764
Diluted:			
Weighted average number of common shares used to compute basic net income (loss) per share	28,236	27,552	26,764
Effect of potentially dilutive securities:			
Stock options, RSUs and ESPP shares	—	1,976	1,439
Weighted average number of common shares used to compute diluted net income (loss) per share	28,236	29,528	28,203
Net income (loss) per share attributable to Alpha and Omega Semiconductor Limited:			
Basic	$ (0.39)	$ 0.45	$ 16.93
Diluted	$ (0.39)	$ 0.42	$ 16.07

The following potential dilutive securities were excluded from the computation of diluted net income (loss) per share as their effect would have been anti-dilutive:

	Year Ended June 30,		
	2024	2023	2022
	(in thousands)		
Employee stock options and RSUs	2,822	310	277
ESPP	1,019	309	21
Total potential dilutive securities	3,841	619	298

5. Concentration of Credit Risk and Significant Customers

The Company manages its credit risk associated with exposure to distributors and direct customers on outstanding accounts receivable through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, the Company also obtains letters of credit from certain customers.

Credit sales, which are mainly on credit terms of 30 to 60 days, are only made to customers who meet the Company's credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. The Company considers its trade accounts receivable to be of good credit quality because its key distributors and direct customers have long-standing business relationships with the Company and the Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The Company closely monitors the aging of accounts receivable from its distributors and direct customers, and regularly reviews their financial positions, where available.

Summarized below are individual customers whose revenue or accounts receivable balances were 10% or higher than the respective total consolidated amounts:

Percentage of revenue	Year Ended June 30,		
	2024	2023	2022
Customer A	25.0 %	21.6 %	24.6 %
Customer B	46.0 %	35.6 %	39.7 %
Customer D	*	14.0 %	*

Percentage of accounts receivable	June 30,	
	2024	2023
Customer A	*	15.3 %
Customer B	*	17.6 %
Customer C	33.4 %	13.3 %
Customer D	33.4 %	30.9 %

 * Less than 10%

6. Balance Sheet Components

Accounts receivable, net

		June 30,		
		2024		2023
		(in thousands)		
Accounts receivable	$	54,265	$	62,426
Less: Allowance for price adjustments		(41,689)		(39,976)
Less: Allowance for doubtful accounts		(30)		(30)
Accounts receivable, net	$	12,546	$	22,420

Inventories

		June 30,		
		2024		2023
		(in thousands)		
Raw materials	$	78,064	$	86,620
Work in-process		87,898		69,426
Finished goods		29,788		27,201
	$	195,750	$	183,247

Other current assets

		June 30,		
		2024		2023
		(in thousands)		
VAT receivable	$	304	$	275
Other prepaid expenses		1,822		3,863
Prepaid insurance		4,623		4,162
Prepaid maintenance		2,195		1,697
Prepayments to supplier		1,301		10,689
Prepaid income tax		819		707
Interest receivable		383		135
Other receivables		2,718		1,138
	$	14,165	$	22,666

Property, plant and equipment, net

	June 30,	
	2024	2023
	(in thousands)	
Land	$ 4,877	$ 4,877
Building and building improvements	71,266	26,478
Manufacturing machinery and equipment	423,960	398,757
Equipment and tooling	36,203	32,737
Computer equipment and software	53,081	49,890
Office furniture and equipment	3,193	3,087
Leasehold improvements	41,671	38,787
	634,251	554,613
Less: accumulated depreciation	(320,751)	(272,503)
	313,500	282,110
Equipment and construction in progress	23,119	75,721
Property, plant and equipment, net	$ 336,619	$ 357,831

Total depreciation expense was $50.5 million, $40.4 million and $39.9 million for fiscal years 2024, 2023 and 2022, respectively.

The Company capitalized $0.6 million, $0.5 million and $0.3 million of software development costs during the fiscal years 2024, 2023 and 2022, respectively. Amortization of capitalized software development costs was $0.6 million in fiscal year 2024, $0.4 million in fiscal year 2023 and $0.4 million in fiscal year 2022. Unamortized capitalized software development costs in each of the periods presented at June 30, 2024 and 2023 were $1.0 million and $0.9 million, respectively.

Other long-term assets

	June 30,	
	2024	2023
	(in thousands)	
Prepayments for property and equipment	$ 620	$ 1,717
Investment in privately held companies	100	100
Customs deposit	652	931
Deposit with supplier	22,117	12,290
Other long-term deposits	37	37
Office leases deposits	1,418	1,274
Other	295	3,354
	$ 25,239	$ 19,703

Intangible assets, net

	June 30,			
	2024		**2023**	
	(in thousands)			
Patents and technology rights	$	18,037	$	18,037
Trade name		268		268
Customer relationships		1,150		1,150
		19,455		19,455
Less: accumulated amortization		(16,208)		(12,959)
		3,247		6,496
Goodwill		269		269
Intangible assets, net	$	3,516	$	6,765

The Company is amortizing intangible assets of patents and technology rights related to a license agreement with STMicroelectronics International N.V. Amortization expense for intangible assets was $3.2 million, $3.3 million and $3.4 million for the years ended June 30, 2024, 2023 and 2022, respectively. The estimated useful lives for patents and technology rights and trade name were five years and ten years, respectively. Customer relationships are fully amortized.

Estimated future minimum amortization expense of intangible assets is as follows (in thousands):

Year ending June 30,		
2025	$	3,247

Accrued liabilities

	June 30,		
	2024		2023
	(in thousands)		
Accrued compensation and benefits	$	14,945	$	15,627
Warranty accrual		2,407		1,674
Stock rotation accrual		4,660		5,588
Accrued professional fees		3,198		2,458
Accrued inventory		728		1,597
Accrued facilities related expenses		2,137		2,327
Accrued property, plant and equipment		6,986		6,402
Other accrued expenses		3,822		4,401
Customer deposits		32,182		38,082
ESPP payable		1,306		1,377
	$	72,371	$	79,533

Short-term customer deposits are payments received from customers for securing future product shipments. As of June 30, 2024, $9.0 million were from Customer A, $8.9 million were from Customer B, and $14.3 million were from other customers. As of June 30, 2023, $13.5 million were from Customer A, $9.2 million were from Customer B, and $15.4 million were from other customers.

The activity in the warranty accrual, included in accrued liabilities is as follows:

	Year Ended June 30,				
	2024		2023		2022
	(in thousands)				
Beginning balance	$	1,674	$	2,650	$	2,795
Addition		1,186		3,666		1,127
Utilization		(453)		(4,642)		(1,272)
Ending balance	$	2,407	$	1,674	$	2,650

The activity in the stock rotation accrual, included in accrued liabilities is as follows:

	Year Ended June 30,				
	2024		2023		2022
	(in thousands)				
Beginning balance	$	5,588	$	4,798	$	3,917
Addition		11,044		13,950		5,817
Utilization		(11,972)		(13,160)		(4,936)
Ending balance	$	4,660	$	5,588	$	4,798

Other long-term liabilities

	June 30,			
	2024		**2023**	
	(in thousands)			
Customer deposits	$	19,661	$	46,393
Computer software liabilities		—		4,644
Other long-term liabilities	$	19,661	$	51,037

Customer deposits are payments received from customers for securing future product shipments. As of June 30, 2024, $12.0 million were from Customer A, $2.0 million were from Customer B, and $5.7 million were from other customers. As of June 30, 2023, $21.0 million were from Customer A, $11.7 million were from Customer B and $13.7 million were from other customers.

7. Bank Borrowing

Short-term bank borrowing

In March 2024, Bank of Communications Limited in China provided a line of credit facility to one of the Company's subsidiaries in China. The purpose of the credit facility is to provide working capital borrowings. The Company could borrow up to approximately RMB 140 million or $19.3 million based on currency exchange rate between RMB and U.S. Dollar on June 30, 2024 with a maturity date of March 15, 2025. As of June 30, 2024, there was no outstanding balance for this loan.

In December 2023, Industrial and Commercial Bank of China provided a line of credit facility to one of the Company's subsidiaries in China. The purpose of the credit facility was to provide working capital borrowings. The Company could borrow up to approximately RMB 72.0 million, or $9.9 million based on currency exchange rate between RMB and U.S. Dollar on June 30, 2024, with a maturity date of December 31, 2024. As of June 30, 2024, there was no outstanding balance for this loan.

In September 2023, China Construction Bank provided a line of credit facility to one of the Company's subsidiaries in China. The purpose of the credit facility is to provide working capital borrowings. The Company could borrow up to approximately RMB 50 million or $6.9 million based on currency exchange rate between RMB and U.S. Dollar on June 30, 2024 with a maturity date of September 8, 2025. As of June 30, 2024, there was no outstanding balance for this loan.

Accounts receivable factoring agreement

On August 9, 2019, one of the Company's wholly-owned subsidiaries (the "Borrower") entered into a factoring agreement with the Hongkong and Shanghai Banking Corporation Limited ("HSBC"), whereby the Borrower assigns certain of its accounts receivable with recourse. This factoring agreement allows the Borrower to borrow up to 70% of the net amount of its eligible accounts receivable of the Borrower with a maximum amount of $30.0 million. The interest rate is based on the Secured Overnight Financing Rate ("SOFR)", plus 2.01% per annum. The Company is the guarantor for this agreement. The Company is accounting for this transaction as a secured borrowing under the Transfers and Servicing of Financial Assets guidance. In addition, any cash held in the restricted bank account controlled by HSBC has a legal right of offset against the borrowing. This agreement, with certain financial covenants required, has no expiration date. On August 11, 2021, the Borrower signed an agreement with HSBC to decrease the borrowing maximum amount to $8.0 million with certain financial covenants required. Other terms remain the same. The Borrower was in compliance with these covenants as of June 30, 2024. As of June 30, 2024, there was no outstanding balance for this factoring agreement.

Debt financing

In September 2021, Jireh Semiconductor Incorporated ("Jireh"), one of the Company's wholly-owned subsidiaries, entered into a financing arrangement agreement with a company ("Lender") for the lease and purchase of a machinery equipment manufactured by a supplier. This agreement has a 5 years term, after which Jireh has the option to purchase the equipment for $1. The implied interest rate was 4.75% per annum which was adjustable based on every five basis point increase in 60-month U.S. Treasury Notes, until the final installation and acceptance of the equipment. The total purchase price of this equipment was Euro 12.0 million. In April 2021, Jireh made a down payment of Euro 6.0 million, representing 50% of the total purchase price of the equipment, to the supplier. In June 2022, the equipment was delivered to Jireh after Lender paid 40% of the total purchase price, for Euro 4.8 million, to the supplier on behalf of Jireh. In September 2022, Lender paid the remaining 10% payment for the total purchase price and reimbursed Jireh for the 50% down payment, after the installation and configuration of the equipment. The title of the equipment was transferred to Lender following such payment. The agreement was amended with fixed implied interest rate of 7.51% and monthly payment of principal and interest effective in October 2022. Other terms remain the same. In addition, Jireh purchased hardware for the machine under this financing arrangement. The purchase price of this hardware was $0.2 million. The financing arrangement is secured by this equipment and other equipment which had a carrying amount of $13.6 million as of June 30, 2024. As of June 30, 2024, the outstanding balance of this debt financing was $9.2 million.

Long-term bank borrowings

On August 18, 2021, Jireh entered into a term loan agreement with a financial institution (the "Bank") in an amount up to $45.0 million for the purpose of expanding and upgrading the Company's fabrication facility located in Oregon. The obligation under the loan agreement is secured by substantially all assets of Jireh and guaranteed by the Company. The agreement has a term of 5.5 years and matures on February 16, 2027. Jireh is required to make consecutive quarterly payments of principal and interest. The loan accrues interest based on adjusted LIBOR plus the applicable margin based on the outstanding balance of the loan. This agreement contains customary restrictive covenants and includes certain financial covenants that the Company is required to maintain. Jireh drew down $45.0 million on February 16, 2022 with the first payment of principal beginning in October 2022. As of June 30, 2024, Jireh was in compliance with these covenants and the outstanding balance of this loan was $29.2 million.

At June 30, 2024, maturities of short-term debt and long-term debt were as follows (in thousands):

Year ending June 30,		
2025	$	11,664
2026		11,871
2027		14,344
2028		536
Total principal of debt		38,415
Less: debt issuance costs		(56)
Total principal of debt, less debt issuance costs	$	38,359

	Short-term Debt	Long-term Debt	Total
Principal amount	$ 11,664	$ 26,751	$ 38,415
Less: debt issuance costs	(29)	(27)	(56)
Total debt, less debt issuance costs	$ 11,635	$ 26,724	$ 38,359

8. Leases

The Company evaluates contracts for lease accounting at contract inception and assesses lease classification at the lease commencement date. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities and operating lease liabilities - long-term on the Company's consolidated balance sheets. Finance leases are included in property, plant and equipment, finance lease liabilities and finance lease liabilities-long-term on the consolidated balance sheets. The Company recognizes a ROU asset and corresponding lease obligation liability at the lease commencement date where the lease obligation liability is measured at the present value of the minimum lease payments. As most of the leases do not provide an implicit rate, the Company uses its incremental borrowing rate at lease commencement. The Company uses an interest rate commensurate with the interest rate to borrow on a collateralized basis over a similar term with an amount equal to the lease payments. Operating leases are primarily related to offices, research and development facilities, sales and marketing facilities, and manufacturing facilities. In addition, long-term supply agreements to lease gas tank equipment and purchase industrial gases are accounted for as operating leases. Lease agreements frequently include renewal provisions and require the Company to pay real estate taxes, insurance and maintenance costs. For operating leases, the amortization of the ROU asset and the accretion of its lease obligation liability result in a single straight-line expense recognized over the lease term. The finance lease is related to the $5.1 million of a machinery lease financing with a vendor. In September 2022, the lease was amended to make a monthly payment of principal and interest as a fixed amount effective in October 2022. Other terms remain the same. The amendment was accounted for as a debt modification and no gain or loss was recognized. The Company does not record leases on the consolidated balance sheet with a term of one year or less.

The components of the Company's operating and finance lease expenses are as follows for the years presented (in thousands):

	Year Ended June 30, 2024	Year Ended June 30, 2023
Operating leases:		
Fixed rent expense	$ 6,268	$ 5,779
Variable rent expense	1,095	1,014
Finance lease:		
Amortization of equipment	513	522
Interest	277	306
Short-term leases:		
Short-term lease expenses	161	400
Total lease expenses	$ 8,314	$ 8,021

Supplemental balance sheet information related to the Company's operating and finance leases is as follows (in thousands, except lease term and discount rate):

	June 30, 2024		June 30, 2023	
Operating Leases:				
ROU assets associated with operating leases	$	25,050	$	24,349
Finance Lease:				
Property, plant and equipment, gross	$	5,133	$	5,133
Accumulated depreciation		(1,171)		(657)
Property, plant and equipment, net	$	3,962	$	4,476
Weighted average remaining lease term (in years)				
Operating leases		5.54		6.57
Finance lease		3.25		4.25
Weighted average discount rate				
Operating leases		4.91 %		4.67 %
Finance lease		7.51 %		7.51 %

Supplemental cash flow information related to the Company's operating and finance leases is as follows (in thousands):

	Year Ended June 30, 2024		Year Ended June 30, 2023	
Cash paid from amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	6,330	$	5,945
Operating cash flows from finance lease	$	277	$	306
Financing cash flows from finance lease	$	867	$	810
Non-cash investing and financing information:				
Operating lease right-of-use assets obtained in exchange for lease obligations	$	5,884	$	5,579

Future minimum lease payments are as follows as of June 30, 2024 (in thousands):

	Operating Leases	Finance Leases	
2025	$ 6,291	$	1,144
2026	5,455		1,144
2027	4,546		1,145
2028	4,071		191
2029	3,937		—
Thereafter	5,136		—
Total minimum lease payments	29,436		3,624
Less amount representing interest	(3,800)		(407)
Total lease liabilities	$ 25,636	$	3,217

9. Shareholders' Equity

Common Shares

The Company's Bye-laws, as amended, authorized the Company to issue 100,000,000 common shares with par value of $0.002. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors. No dividends had been declared as of June 30, 2024.

In September 2017, the board of directors approved a repurchase program (the "Repurchase Program") that allowed the Company to repurchase its common shares from the open market pursuant to a pre-established Rule 10b5-1 trading plan or through privately negotiated transactions up to an aggregate of $30.0 million. The amount and timing of any repurchases under the Repurchase Program depend on a number of factors, including but not limited to, the trading price, volume and availability of the Company's common shares. Shares repurchased under this program are accounted for as treasury shares and the total cost of shares repurchased is recorded as a reduction of shareholders' equity. From time to time, treasury shares may be reissued as part of the Company's stock-based compensation programs. Gains on re-issuance of treasury stock are credited to additional paid-in capital; losses are charged to additional paid-in capital to offset the net gains, if any, from previous sales or re-issuance of treasury stock. Any remaining balance of the losses is charged to retained earnings. As of June 30, 2023, there were no availability under this repurchase program, which was terminated.

During fiscal year 2023, the Company repurchased an aggregate of 548,132 shares, from the open market for a total cost of approximately $13.4 million, excluding fees and related expenses, at an average price of $24.51 per share. During fiscal year 2024 and 2022, the Company did not repurchase any shares pursuant to the repurchase program.

As of June 30, 2024, the Company had repurchased an aggregate of 7,332,780 shares for a total cost of $81.1 million, at an average price of $11.01 per share, excluding fees and related expenses, since inception of the program. No repurchased shares have been retired. Of the 7,332,780 repurchased shares, 194,716 shares with a weighted average repurchase price of $9.77 per share, were reissued at an average price of $4.29 per share for option exercises and vested restricted stock units ("RSU").

10. Share-based Compensation

2018 Omnibus Incentive Plan

The 2009 Share Option/Share Issuance Plan (the "2009 Plan") was approved in September 2009 at the annual general meeting of shareholders in connection with the Company's IPO. At the annual general meeting of shareholders in November 2018, the 2009 Plan was approved to be terminated and the 2018 Omnibus Incentive Plan (the "2018 Plan") was effective. No further awards will be made under the 2009 Plan. The 2018 Plan authorized the board of directors to grant incentive share options, non-statutory share options and restricted shares to employees, directors, non-employee directors and consultants of the Company and its subsidiaries for up to 2,065,000 common shares. The 2018 Plan does not include an evergreen authorization Therefore, the Company is not permitted to increase the number of shares reserved in the share pool without obtaining further shareholder approval. Outstanding shares under the 2018 Plan and awards granted under the 2009 Plan that expire, are forfeited or cancelled or terminate prior to the issuance of the shares subject to those awards or are settled in cash will be available for subsequent issuance under the 2018 Plan. At the annual general meeting of shareholders in November 2021, 2022 and 2023, the 2018 Plan was approved to increase by 1,000,000, 740,000 and 427,000 shares, respectively, to a total of 4,232,000 shares. As of June 30, 2024, 919,093 shares were available for grant under the 2018 Plan.

Beginning with the 2014 Annual Shareholders Meeting, on the date of each annual shareholders meeting, each individual who commences service as a non-employee Board member by reason of his or her election to the Board at such annual meeting and each individual who is to continue to serve as a non-employee Board member, whether or not that individual is standing for re-election to the Board at that particular annual meeting, will automatically be granted an award in the form of restricted share units covering that number of common shares determined by dividing one hundred sixty thousand dollars ($160,000) by the average fair market value per share for the ninety (90)-day period preceding the grant date, up to a maximum of 10,000 shares.

Under the 2018 Plan, incentive share options and RSU are to be granted at a price that is not less than 100% and nonstatutory share options are to be granted at not less than 85% of the fair value of the common shares, at the date of grant for employees and consultants. Options and RSUs generally vest over a four-year to five-year period, and are exercisable for a maximum period of ten years after the date of grant.

The fair value of RSU, including time-based restricted stock units and performance-based restricted stock units is based on the market price of the Company's common shares on the date of grant.

Time-based Restricted Stock Units ("TRSU")

The following table summarizes the Company's TRSU activities:

	Number of Time-based Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share		Weighted Average Remaining Recognition Period (Years)	Aggregate Intrinsic Value	
Nonvested at June 30, 2021	1,053,524	$	21.60	1.73	$	32,016,594
Granted	597,381	$	45.83			
Vested	(410,670)	$	20.54			
Forfeited	(70,626)	$	26.79			
Nonvested at June 30, 2022	1,169,609	$	34.03	1.73	$	38,994,764
Granted	714,080	$	27.70			
Vested	(451,549)	$	28.84			
Forfeited	(47,075)	$	33.40			
Nonvested at June 30, 2023	1,385,065	$	32.48	1.73	$	45,430,132
Granted	679,993	$	23.12			
Vested	(521,109)	$	30.00			
Forfeited	(74,814)	$	30.34			
Nonvested at June 30, 2024	1,469,135	$	29.13	1.66	$	54,901,575

Performance-based Restricted Stock Units ("PRSU")

In March each year since fiscal year 2017, the Company granted PRSU to certain personnel. The number of shares to be ultimately earned under the PRSU is determined based on the level of attainment of predetermined financial goals. The PRSU vests in four equal annual installments from the first anniversary date after the grant date if certain predetermined financial goals were met. The Company recorded $2.8 million, $5.2 million and $4.6 million of expenses for these PRSUs during the years ended June 30, 2024, 2023 and 2022, respectively.

The following table summarizes the Company's PRSU activities:

	Number of Performance-based Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share		Weighted Average Remaining Recognition Period (Years)	Aggregate Intrinsic Value	
Nonvested at June 30, 2021	353,824	$	22.69	1.74	$	10,752,711
Granted	194,000	$	48.65			
Vested	(151,199)	$	19.44			
Forfeited	(7,250)	$	40.33			
Nonvested at June 30, 2022	389,375	$	36.56	1.85	$	12,981,763
Granted	264,214	$	25.70			
Vested	(116,132)	$	30.54			
Forfeited	(10,743)	$	48.65			
Nonvested at June 30, 2023	526,714	$	32.19	1.78	$	17,276,219
Granted	209,250	$	21.55			
Vested	(123,632)	$	30.50			
Forfeited	(268,207)	$	26.59			
Nonvested at June 30, 2024	344,125	$	30.69	1.73	$	12,859,951

Market-based Restricted Stock Units ("MSUs")

In December 2021, the Company granted 1.0 million market-based restricted stock units to certain non-officer personnel. The number of shares to be earned at the end of the performance period was determined based on the Company's achievement of specified stock prices and revenue thresholds during the performance period from January 1, 2022 to December 31, 2024 as well as the recipients remaining in continuous service with the Company through such period. The MSU vests in four equal annual installments after the end of performance period. The Company estimated the grant date fair values of its MSUs using a Monte-Carlo simulation model. In September 2023, the Company determined it was no longer probable that it would achieve the minimum revenue threshold specified in the awards. Therefore, the Company reversed all of the previously recognized expenses of $6.4 million for these MSUs. In addition, on September 19, 2023, the Compensation Committee of the Board approved a modification of the terms of MSUs to extend the performance period through December 31, 2025, changed the commencement date for the four-year time-based service period to January 1, 2026, and reduced the achievement of specified stock prices and revenue thresholds. The fair value of these MSUs was revalued to reflect the change using a Monte-Carlo simulation model with the following assumptions: risk-free interest rate of 4.94%, expected term of 2.28 years, expected volatility of 61.38% and dividend yield of 0%. In June 2024, the Company determined it was no longer probable that the revenue thresholds for the modified MSU would be achieved. Therefore, the Company reversed $2.4 million in the June 2024 quarter that was recorded during the fiscal year 2024 related to the modification on September 19, 2023. The Company recorded approximately $(6.4) million, $1.9 million and $4.5 million of expenses for these MSUs during the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

During the quarter ended September 30, 2018, the Company granted 1.3 million MSUs to certain personnel. The number of shares to be earned at the end of the performance period is determined based on the Company's achievement of specified stock prices and revenue thresholds during the performance period from January 1, 2019 to December 31, 2021 as well as the recipients remaining in continuous service with the Company through such period. The MSUs vest in four equal annual installments after the end of performance period. On August 31, 2020, the Compensation Committee of the Board approved a modification of the terms of MSU to (i) extend the performance period through December 31, 2022 and (ii) change the commencement date for the four-year time-based service period to January 1, 2023. The modified MSUs were valued immediately before and after the modification, using Monte-Carlo simulation pricing model. The Monte-Carlo simulation pricing model applied the following assumptions for pre-modification conditions: risk-free interest rate of 0.13%, expected term of 1.3 years, expected volatility of 66.7% and dividend yield of 0%; and for post-modification conditions: risk-free interest rate of 0.14%, expected term of 2.3 years, expected volatility of 59.1% and dividend yield of 0%. The fair value of these MSUs was recalculated to reflect the change as of August 31, 2020 and the unrecognized compensation amount was adjusted to reflect the increase in fair value. The Company recorded approximately $1.0 million, $3.9 million and $1.6 million of expense for these MSUs during the years ended June 30, 2024, 2023 and 2022, respectively.

The following table summarizes the Company's MSUs activities:

	Number of Market-based Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share		Weighted Average Remaining Recognition Period (Years)	Aggregate Intrinsic Value	
Nonvested at June 30, 2021	1,240,000	$	5.17	3.84	$	37,683,600
Granted	1,022,000	$	48.44			
Forfeited	(56,000)	$	9.81			
Nonvested at June 30, 2022	2,206,000	$	25.10	3.83	$	73,548,040
Vested	(90,000)	$	5.17			
Forfeited	(8,000)	$	48.44			
Nonvested at June 30, 2023	2,108,000	$	25.86	2.96	$	69,142,400
Vested	(275,000)	$	5.17			
Forfeited	(106,000)	$	42.32			
Nonvested at June 30, 2024	1,727,000	$	28.15	2.83	$	64,537,990

Stock Option

The following table summarizes the Company's stock option activities:

	Number of Shares	Weighted Average Exercise Price Per Share		Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value	
Outstanding at June 30, 2021	487,875	$	7.99	2.32		
Exercised	(98,000)	$	9.15		$	3,936,675
Outstanding at June 30, 2022	389,875	$	7.70	1.53		
Exercised	(65,500)	$	8.42		$	1,442,646
Canceled or forfeited	(5,000)	$	9.19			
Outstanding at June 30, 2023	319,375	$	7.53	0.72	$	8,071,631
Exercised	(309,375)	$	7.48		$	5,588,750
Outstanding at June 30, 2024	10,000	$	9.07	0.13	$	283,000
Options vested and expected to vest	10,000	$	9.07	0.13	$	283,000
Exercisable at June 30, 2024	10,000	$	9.07	0.13	$	283,000

The aggregate intrinsic value for options outstanding at June 30, 2024 in the table above is based on the Company's common stock closing price on June 30, 2024.

The 2018 Employee Share Purchase Plan

At the annual general meeting of shareholders in November 2018, the 2018 Employee Share Purchase Plan ("Purchase Plan" or "ESPP") Plan was approved, under which 1,430,000 common shares are available for issuance. The Purchase Plan does not include an evergreen authorization, therefore the Company is not permitted to increase the number of shares reserved in the share pool without obtaining further shareholder approval. At the general meeting of shareholders in November 2021, and 2023, the ESPP Plan was approved to increase by 1,070,000 and 1,200,000 shares, respectively to a total of 3,700,000 shares. The Purchase Plan provided for a series of overlapping offering periods with a duration of 24 months, generally beginning on May 15 and November 15 of each year. The Purchase Plan allows employees to purchase common shares through payroll deductions of up to 15% of their eligible compensation. Such deductions will accumulate over a six-month accumulation period without interest. After such accumulation period, common shares will be purchased at a price equal to 85% of the fair market value per share on either the first day of the offering period or the last date of the accumulation period, whichever is less. The maximum number of shares that may be purchased by a participant on any purchase date may not exceed 875 shares for a total of 3,500 shares per a 24-month offering period. In addition, no participant may purchase more than $25,000 worth of common stock in any one calendar year period. No more than 300,000 common shares may be purchased by all participants on any purchase date.

The ESPP is compensatory and results in compensation expense. The fair values of common shares to be issued under the ESPP were determined using the Black-Scholes option pricing model with the following assumptions:

| | Year Ended June 30, | | |
	2024	2023	2022
Volatility rate	53.0% - 64.3%	64.0% - 70.5%	66.4% - 69.9%
Risk-free interest rate	5.0% - 5.2%	4.5% - 4.6%	0.3% - 2.1%
Expected term	1.3 years	1.3 years	1.3 years
Dividend yield	—%	—%	—%

The weighted-average estimated fair value of employee stock purchase rights granted pursuant to the ESPP during the years ended June 30, 2024, 2023 and 2022 was $10.16, $11.46 and $16.48 per share, respectively.

Share-based Compensation Expenses

The total share-based compensation expense related to TRSU, PRSUs, MSUs, stock options and ESPP described above, recognized in the consolidated statements of operations for the years presented was as follows:

| | Year Ended June 30, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	(in thousands)					
Cost of goods sold	$	3,434	$	5,851	$	5,125
Research and development		5,210		9,437		7,049
Selling, general and administrative		12,997		22,200		19,150
	$	21,641	$	37,488	$	31,324

Total unrecognized share-based compensation expense as of June 30, 2024 was $30.7 million including estimated forfeitures, which is expected to be recognized over a weighted-average period of 1.6 years.

11. Employee Benefit Plans

The Company maintains a 401(k) retirement plan for the benefit of qualified employees in the U.S. Employees who participate may elect to make salary deferral contributions to the plan up to 100% of the employees' eligible salary subject to annual Internal Revenue Code maximum limitations. The employer's contribution is discretionary. Effective from April 1, 2022, the Company began to match 50% of employee contribution up to 4% of eligible compensation for a 2% maximum match. During the fiscal years ended June 30, 2024, 2023 and 2022, the Company made employer match contributions of $1.8 million, $1.9 million and $0.3 million, respectively.

The Company makes mandatory contributions for its employees to the respective local governments in terms of retirement, medical insurance and unemployment insurance, where applicable, according to labor and social security laws and regulations of the countries and areas in which the Company operates. The retirement contribution rate is 7.7% in the U.S.,

16.0% in China, 6.0% in Taiwan, and 12.0% in India. The Company has no obligations for the payment of such social benefits beyond the required contributions as set out above.

12. Income Taxes

The domestic and foreign components of income before taxes are:

		Year Ended June 30,				
		2024		**2023**		**2022**
		(in thousands)				
U.S. operations	$	9,079	$	19,001	$	16,684
Non-U.S. operations		(11,722)		711		478,386
Net income (loss) before income taxes	$	(2,643)	$	19,712	$	495,070

The provision for income taxes is comprised of:

		Year Ended June 30,				
		2024		**2023**		**2022**
		(in thousands)				
U.S. federal taxes:						
Current	$	485	$	1,093	$	645
Deferred		1,652		549		2,260
Non-U.S. taxes:						
Current		3,187		4,620		7,749
Deferred		(1,669)		(404)		28,599
State taxes, net of federal benefit:						
Current		(6)		79		5
Total provision for income taxes	$	3,649	$	5,937	$	39,258

The reconciliation of the federal statutory income tax rate to our effective income tax rate is as follows (in percentage):

	Year Ended June 30,		
	2024	**2023**	**2022**
United States statutory rate	21.0 %	21.0 %	21.0 %
Stock-based compensation	(3.7)	0.2	0.0
Foreign taxes, net	(186.9)	13.5	(14.3)
Outside basis difference on equity method investment	27.4	(1.0)	1.2
Tax credits	86.2	(13.3)	(0.3)
Non-deductible expenses	(6.9)	1.5	—
Tax exempt income	2.8	(1.5)	—
Withholding taxes	—	9.0	—
Non-deductible executive compensation	(78.6)	7.3	0.5
Foreign derived intangible income deduction	0.0	(7.2)	(0.3)
Other	0.6	0.6	0.1
	(138.1)%	30.1 %	7.9 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

| | June 30, | | |
| | 2024 | | 2023 |
	(in thousands)		
Deferred tax assets:			
Accrued compensation	$ 2,188	$	2,218
Net operating loss carryforwards	—		18
Depreciation	6,286		5,360
Tax credits	16,161		15,180
Operating lease liabilities	4,574		4,567
Capitalized R&D costs	1,398		1,116
Accruals and reserves	445		558
Total deferred tax assets	31,052		29,017
Valuation allowance	(7,266)		(6,686)
Total deferred tax assets, net of valuation allowance	23,786		22,331
Deferred tax liabilities:			
Depreciation and amortization	(19,062)		(16,899)
Right of use assets	(4,328)		(4,315)
Investments	(26,263)		(27,864)
Total deferred tax liabilities	(49,653)		(49,078)
Net deferred tax liabilities	$ (25,867)	$	(26,747)

The breakdown between deferred tax assets and liabilities is as follows:

| | June 30, | | |
| | 2024 | | 2023 |
	(in thousands)		
Deferred tax assets	$ 549	$	536
Deferred tax liabilities	(26,416)		(27,283)
Net deferred tax liabilities	$ (25,867)	$	(26,747)

The Company's valuation allowance related to deferred income taxes as reflected in the consolidated balance sheets was $7.3 million and $6.7 million as of June 30, 2024 and 2023, respectively. The change in valuation allowance for June 30, 2024 and 2023 was an increase of $0.6 million and an increase of $0.9 million, respectively.

At June 30, 2024 and 2023, the Company provided a valuation allowance for its state research and development credit carryforward deferred tax assets of $7.3 million and $6.7 million, respectively, as it generated more state tax credits each year than it can utilize. The Company intends to maintain a valuation allowance equal to the state research and development credit carryforwards in excess of the state net deferred tax liabilities on all other state book/tax differences and net operating loss carryforward.

At June 30, 2024, the Company had federal research and development tax credit carryforwards of approximately $8.2 million. The federal tax credits begin to expire in 2040, if not utilized. At June 30, 2024, the Company had state tax credit carryforwards of approximately $9.9 million, of which $9.0 million carryforward indefinitely, $0.6 million have a 10 to 15 year life (beginning to expire in 2033) and $0.3 million with a 20 year life, (beginning to expire in 2038).

The Company intends to reinvest the undistributed earnings of its foreign subsidiaries indefinitely, except for Alpha and Omega Semiconductor (Cayman) Ltd. and AOS International LP. As of June 30, 2024, the cumulative earnings of Alpha and Omega Semiconductor (Cayman) and AOS International LP totaled $46.2 million, and there was no deferred tax liability recorded as there is no income nor withholding tax amongst the applicable jurisdictions. As of June 30, 2024, the cumulative amount of undistributed earnings of its foreign entities considered permanently reinvested is $414.6 million. Should the Company decide to remit this income to its Bermuda parent company in a future period, its provision for income taxes may increase materially in that period. The determination of the unrecognized deferred tax liability on these earnings is not practicable due to the complexity and variety of assumptions necessary to estimate the tax. As of June 30, 2024, the Company has recorded a deferred tax liability of $26.3 million for the basis difference related to our investment in the JV Company.

A reconciliation of the beginning and ending amount of unrecognized tax benefits from July 1, 2021 to June 30, 2024 is as follows:

	Year Ended June 30,					
	2024		2023		2022	
	(in thousands)					
Balance at beginning of year	$	9,335	$	8,609	$	7,645
Additions based on tax positions related to the current year		764		804		1,121
Reductions based on tax positions related to prior years		(11)		(68)		(40)
Reductions due to lapse of applicable statute of limitations		—		(10)		(117)
Balance at end of year	$	10,088	$	9,335	$	8,609

At June 30, 2024, the total unrecognized tax benefits of $10.1 million included $7.1 million of unrecognized tax benefits that have been netted against the related deferred tax assets. The remaining $3.0 million of unrecognized tax benefits was recorded within long-term income tax payable on the Company's consolidated balance sheet as of June 30, 2024. The Company cannot reasonably estimate the timing and amount of potential cash settlements on the unrecognized tax benefits.

The total unrecognized tax benefits of $10.1 million at June 30, 2024 included $6.9 million that, if recognized, would reduce the effective income tax rate in future periods. It is reasonably possible that the Company will recognize approximately $0.2 million reduction to its uncertain tax positions during the next twelve months due to a lapse in the applicable statute of limitations..

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued at June 30, 2024 was $0.5 million, of which $0.2 million was recognized in the year ended June 30, 2024. The amount of interest and penalties accrued at June 30, 2023 was $0.3 million, of which $0.1 million was recognized in the year ended June 30, 2023.

The Company files its income tax returns in the United States and in various foreign jurisdictions. The tax years 2004 to 2024 remain open to examination by U.S. federal and state tax authorities due to tax attribute carryovers. The tax years 2018 to 2024 remain open to examination by foreign tax authorities.

The Company's income tax returns are subject to examinations by the Internal Revenue Service and other tax authorities in various jurisdictions. In accordance with the guidance on the accounting for uncertainty in income taxes, the Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. These assessments can require considerable estimates and judgments. If the Company's estimate of income tax liabilities proves to be less than the ultimate assessment, then a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary.

"U.S. Tax Cuts and Jobs Act", Enacted December 22, 2017

On December 22, 2017, the United States enacted tax legislation commonly known as the Tax Cuts and Jobs Act ("the Tax Act"), which significantly changed the existing U.S. tax laws, including, but not limited to, (1) a reduction in the corporate tax rate from 35% to 21%, (2) a move from a worldwide tax system toward a territorial system through a "participation exemption" deduction for certain foreign-source dividends, (3) eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized, (4) bonus depreciation that allows for full expensing of qualified property, (5) creating a new limitation on deductible interest expense and (6) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The Company is not currently subject to the Base Erosion and Anti-Abuse (BEAT) tax, which is a tax imposed on certain entities who make payments to their non U.S. affiliates, where such payments reduce the U.S. tax base. The BEAT tax is imposed at a rate of 10% on Adjusted Taxable Income, excluding certain payments to foreign related entities. It is an incremental tax over and above the corporate income tax and is recorded as a period cost. It is possible that this tax could be applicable in future periods, which would cause an increase to the effective tax rate and cash taxes.

The Company is subject to U.S. research expense capitalization under IRC Section 174 and is eligible for the foreign derived intangible income (FDII) deductions under the 2017 U.S. Tax Cuts and Jobs Act. The IRC Section 174 research expense capitalization results in a timing difference which is amortizable over five years for domestic R&D expenditures and 15 years for foreign R&D expenditures. The FDII deduction results in a favorable permanent book-tax difference which is based on multiple factors including the amount of foreign sourced taxable income of U.S. corporations.

"The Chip and Science Act of 2022", Enacted August 2, 2022

In August 2022 the U.S. enacted the Chip and Science Act of 2022 (the Chips Act). The Chips Act provides incentives to semiconductor chip manufacturers in the United States, including providing a 25% manufacturing investment credits for investments in semiconductor manufacturing property placed in service after December 31, 2022, for which construction begins before January 1, 2027.   Property investments qualify for the 25% credit if, among other requirements, the property is integral to the operation of an advanced manufacturing facility, defined as having a primary purpose of manufacturing semiconductors or semiconductor manufacturing equipment. Currently, we are evaluating the impact of the Chips Act to us.

"The Inflation Reduction Act", Enacted August 16, 2022

In August 2022 the United States enacted tax legislation through the Inflation Reduction Act (IRA). The IRA introduces a 15% corporate alternative minimum tax (CAMT) for corporations whose average annual adjusted financial statement income (AFSI) for any consecutive three-tax-year period preceding the applicable tax year exceeds $1 billion. The CAMT is effective for tax years beginning after 31 December 2022. The CAMT is currently not applicable to the Company.

Bermuda Corporate Income Tax for Tax Years Beginning in 2025

The Company is subject to income tax expense or benefit based upon pre-tax income or loss reported in the consolidated statements of income (loss) and the provisions of currently enacted tax laws. The parent company is incorporated under the laws of Bermuda and is subject to Bermuda law with respect to taxation. Under current Bermuda law, the Company is not subject to any income or capital gains taxes in Bermuda. As we have previously disclosed, the Government of Bermuda announced in December 2023 that it enacted the Corporate Income Tax Act 2023, potentially imposing a 15% corporate income tax (CIT) on Bermuda companies that are within the scope of the CIT, that will be effective for tax years beginning on or after January 1, 2025. In particular, the CIT applies to multinational companies with annual revenue of 750 million euros or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately preceding the fiscal year when the CIT may apply.

The Company is not in a position to determine whether the annual revenues may meet and/or cross the 750 million Euro threshold for at least two of the four fiscal years immediately preceding the fiscal year when CIT may apply. The Company continues to monitor and assess if and when it may be within the scope of the CIT. If we become subject to the Bermuda CIT, we may be subject to additional income taxes, which may adversely affect our financial position, results of operations and our overall business.

Altera Litigation

On July 27, 2015, in Altera Corp. v. Commissioner, the U.S. Tax Court issued an opinion related to the treatment of stock-based compensation expense in an intercompany cost-sharing arrangement. In the July 2015 ruling, the Tax Court concluded that the sharing of the cost of employee stock compensation in a company's cost-sharing arrangement was invalid under the U.S. Administrative Procedures Act. In June 2019, a panel of the Ninth Circuit of the U.S. Court of Appeals reversed this decision. In July 2019, Altera petitioned U.S. Court of Appeals for the Ninth Circuit to hold an en banc rehearing of the case. The petition was subsequently denied by the Ninth Circuit. Altera appealed the case to the U.S. Supreme Court in February 2020, but the U.S. Supreme Court declined to hear the case in June 2020, leaving intact the U.S. Court of Appeals for the Ninth Circuit's decision. AOS has not recorded any benefit related to the Altera Corporation Tax Court decision in any period through June 30, 2024. The Company will continue to monitor ongoing developments and potential impact to its financial statements.

13. Segment and Geographic Information

The Company is organized as, and operates in, one operating segment: the design, development and supply of power semiconductor products for computing, consumer electronics, communication and industrial applications. The chief operating decision-makers are the Executive Chairman and the Chief Executive Officer. The financial information presented to the Company's Executive Chairman and Chief Executive Officer is on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources. The Company has one business segment, and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment.

The Company sells its products primarily to distributors in the Asia Pacific region, who in turn sell these products to end customers. Because the Company's distributors sell their products to end customers which may have a global presence, revenue by geographical location is not necessarily representative of the geographical distribution of sales to end user markets.

In February 2023, the Company entered into a license agreement with a customer to license the Company's proprietary SiC technology and to provide 24-months of engineering and development services for a total fee of $45.0 million.

The revenue by geographical location in the following tables is based on the country or region in which the products were shipped to:

	Year Ended June 30,		
	2024	2023	2022
	(in thousands)		
Hong Kong	$ 524,788	$ 561,855	$ 630,238
China	95,417	84,546	120,978
South Korea	9,956	9,168	11,802
United States	4,938	19,744	12,470
Other countries	22,175	16,008	2,064
	$ 657,274	$ 691,321	$ 777,552

	Year Ended June 30,		
	2024	2023	2022
	(in thousands)		
Power discrete	$ 426,146	$ 458,795	$ 545,135
Power IC	205,778	218,620	220,882
Packaging and testing services and other	4,119	3,979	11,535
License and development services	21,231	9,927	—
	$ 657,274	$ 691,321	$ 777,552

Long-lived assets, net consisting of property, plant and equipment and land use rights, net, as well as operating lease right-of-use assets, net by geographical area are as follows:

	June 30,	
	2024	2023
	(in thousands)	
China	$ 106,666	$ 114,822
United States	249,791	263,083
Other countries	5,212	4,275
	$ 361,669	$ 382,180

14. Restricted Net Assets

Laws and regulations in China permit payments of dividends by the Company's subsidiaries in China only out of their retained earnings, if any, as determined in accordance with China accounting standards and regulations. Each China subsidiary is also required to set aside at least 10% of its after-tax profit, if any, based on China accounting standards each year to its statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these China laws and regulations, the Company's subsidiaries in China are restricted in their abilities to transfer a portion of their net assets to the Company. As of June 30, 2024 and 2023, such restricted portion amounted to approximately $93.5 million and $93.2 million, or 10.5% and 10.5%, of our total consolidated net assets attributable to the Company, respectively. As the Company's subsidiaries in China are not revenue generating operating units, the Company does not expect to repatriate funds in the form of dividends, loans or advances from its subsidiaries in China for working capital and other funding purposes.

15. Commitments and Contingencies

Purchase commitments

As of June 30, 2024 and 2023, the Company had approximately $100.8 million and $127.5 million, respectively, of outstanding purchase commitments primarily for purchases of semiconductor raw materials, wafers, spare parts, packaging and testing services and others.

As of June 30, 2024 and 2023, the Company had approximately $6.9 million, and $9.7 million, respectively, of commitments for the purchase of property and equipment.

Other commitments

See Notes 1, 7 and 8 to the Consolidated Financial Statements contained in this annual Report on Form 10-K for descriptions of commitments including Joint Venture, bank borrowings and leases.

Contingencies and indemnities

The Company has in the past, and may from time to time in the future, become involved in legal proceedings arising from the normal course of business activities. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. Irrespective of the validity of such claims, the Company could incur significant costs in the defense of such claims and suffer adverse effects on its operations.

As previously disclosed, the Company is currently cooperating with Department of Commerce ("DOC") in connection with its investigation of the Company's export control practices. DOC has not informed the Company of any specific timeline or schedule under which DOC will complete its review. Given the case is in still ongoing and DOC have not provided the Company with any clear indication of the timing and schedule for the investigation, the Company cannot estimate the reasonably possible loss or range of loss that may occur. Also, the Company is unable to predict the duration, scope, result or related costs of the investigation, although the Company expects to incur additional professional fees as a result of this matter. In addition, the Company is unable to predict what, if any, further action that may be taken by the government in connection with the investigation, or what, if any, penalties, sanctions or remedial actions may be sought.

The Company is a party to a variety of agreements that it has contracted with various third parties. Pursuant to these agreements, the Company may be obligated to indemnify another party to such an agreement with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the Company, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain intellectual property rights, specified environmental matters and certain income taxes. In these circumstances, payment by the Company is customarily conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party's claim. Further, the Company's obligations under these agreements may be limited in time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments made by it under these agreements. The Company has not historically paid or recorded any material indemnifications, and no accrual was made at June 30, 2024 and 2023.

The Company has agreed to indemnify its directors and certain employees as permitted by law and pursuant to its Bye-laws, and has entered into indemnification agreements with its directors and executive officers. The Company has not recorded a liability associated with these indemnification arrangements, as it historically has not incurred any material costs associated with such indemnification obligations. Costs associated with such indemnification obligations may be mitigated by insurance coverage that the Company maintains. However, such insurance may not cover any, or may cover only a portion of, the amounts the Company may be required to pay. In addition, the Company may not be able to maintain such insurance coverage at reasonable cost, if at all, in the future.

Environmental matters

The Company is subject to various federal, state, local, and foreign laws and regulations governing environmental matters, including the use, handling, discharge, and disposal of hazardous materials. The Company believes that it has been in material compliance with applicable environmental regulations and standards. Complying with current laws and regulations has not had a material adverse effect on the Company's financial condition and results of operations. However, it is possible that additional environmental issues may arise in the future, which the Company cannot currently predict.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Allowance for Doubtful Accounts		Allowance for Price Adjustments		Valuation Allowance for Deferred Tax Assets	
June 30, 2021	$	30	$	12,415	$	41,474
Additions		—		170,651		—
Reductions		—		(164,335)		(35,719)
June 30, 2022	$	30	$	18,731	$	5,755
Additions		—		165,543		931
Reductions		—		(144,298)		—
June 30, 2023	$	30	$	39,976	$	6,686
Additions		—		204,153		580
Reductions		—		(202,440)		—
June 30, 2024	$	30	$	41,689	$	7,266

(b) Index to Exhibits:

Number	Description
3.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 3.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
3.2	Amended and Restated Bye-laws of Registrant (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Commission on November 12, 2015)
3.3	Amendment No. 1 to Amended and Restated Bye-Laws of Registrant (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Commission on November 14, 2017)
4.1	Form of Common Share Certificate (incorporated by reference to Exhibit 4.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
4.2	Description of Securities of the Registrant (incorporated by reference to Exhibit 4.2 on to the Annual Report on Form 10-K (File No. 001-34717) filed with the Commission on August 29, 2023)
10.1††	Foundry Agreement dated as of January 10, 2002 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.16 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.2††	First Addendum to Foundry Agreement dated as of July 28, 2005 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.17 from Registration Statement on Form F-1 (File No. 333-165823) initially filed with the Commission on March 31, 2010)
10.3††	Second Addendum to Foundry Agreement dated as of April 11, 2007 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.18 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.4††	Foundry Service Agreement dated as of November 2, 2009 between Alpha & Omega Semiconductor (Macau), Ltd. and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.6 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.5	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation (incorporated by reference to Exhibit 4.17 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.6††	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation (incorporated by reference to Exhibit 4.18 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.7††	First Amendment of Supplement to Distribution Agreement dated as of April 21, 2011 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation(incorporated by reference to Exhibit 10.15 from Annual Report Form 10-K (File No. 001-34717) filed with the Commission on September 9, 2011)
10.8	Supplement to Distribution Agreement dated as of July 27, 2010 between the Registrant and Frontek Technology Corporation (incorporated by reference to Exhibit 10.1 from Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on February 6, 2015)
10.9	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 4.19 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.10††	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 4.20 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.11††	First Amendment of Supplement to Distribution Agreement dated as of April 21, 2011 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 10.18 from Annual Report Form 10-K (File No. 001-34717) filed with the Commission on September 9, 2011)

10.12	Supplement to Distribution Agreement dated as of July 27, 2010 between the Registrant and Promate Electronic Co., Ltd (incorporated by reference to Exhibit 10.2 from Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on February 6, 2015)
10.13	Lease dated as of December 23, 2009 between Alpha and Omega Semiconductor Incorporated and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.19 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.14	Guarantee dated as of January 5, 2010 between the Registrant and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.20 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.15	Third Addendum to Foundry Agreement dated as of March 6, 2012 by and among the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.34 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
10.16 (+)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on February 9, 2017)
10.17	Third Supplemental Agreement to the Joint Venture Contract on Incorporation of Chongqing Alpha and Omega Semiconductor Limited (English Translation) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on May 11, 2020)
10.18	First Amendment to Lease dated as of December 23, 2009 between Alpha and Omega Semiconductor Incorporated and ECI Five Oakmead, LLC (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on May 11, 2020)
10.19	Alpha & Omega Semiconductor Limited 2018 Omnibus Incentive Plan (as amended and restated effective as of November 9, 2023) (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed with the Commission on September 25, 2023)
10.20	Amendment to Market Performance Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on November 6, 2020)
10.21*	Alpha & Omega Semiconductor Limited 2018 Employee Purchase Plan (as amended and restated effective as of November 9, 2023)
10.22(+)	2021 Officer Form Retention Agreement for Executive Officers of Alpha and Omega Semiconductor Limited (incorporated by reference to Exhibit 10.45 from Annual Report on Form 10-K (File No. 001-34717) filed with the Commission on August 30, 2021)
10.23(+)	Second Amendment To Lease US Sunnyvale Office (incorporated by reference to Exhibit 10.47 from Annual Report on Form 10-K (File No. 001-34717) filed with the Commission on August 30, 2021)
10.24(+)	Third Amendment To Lease US Sunnyvale Office (incorporated by reference to Exhibit 10.48 from Annual Report on Form 10-K (File No. 001-34717) filed with the Commission on August 30, 2021)
10.25	Amended and Restated Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on November 5, 2021)
10.26	Equity Transfer Agreement of Chongqing Alpha and Omega Semiconductor Limited dated as of December 1, 2021 (English Translation) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on February 9, 2022)
10.27	Fourth Addendum to Foundry Agreement dated as of July 28, 2005 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on May 10, 2022)
10.28	Fifth Addendum to Foundry Agreement dated as of July 28, 2005 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on May 10, 2022)
10.29†	Shareholders Contract of Chongqing Alpha and Omega Semiconductor Limited dated as of July 12, 2022 (incorporated by reference to Exhibit 10.54 from Annual Report on Form 10-K (File No. 001-34717) filed with the Commission on September 20, 2022)

10.30	[Executive Chairman Employment Agreement (Mike Chang) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on May 8, 2023)](#)
10.31	[Chief Executive Officer Employment Agreement (Stephen Chang) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-34717) filed with the Commission on May 8, 2023)](#)
10.32*	[Market Performance Restricted Share Unit Agreement](#)
19.1*	[Statement of Company Policy Regarding Insider Trading amended and restated on May 11, 2023](#)
21.1*	[List of Subsidiaries of the Registrant](#)
23.1*	[Consent of Baker Tilly US, LLP, independent registered public accounting firm](#)
23.2*	[Consent of BDO USA, P.C., independent registered public accounting firm](#)
31.1*	[Certification of Chief Executive Officer required by Rule 13(a)-14(a) under the Exchange Act](#)
31.2*	[Certification of Chief Financial Officer required by Rule 13(a)-14(a) under the Exchange Act](#)
32.1*	[Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code](#)
32.2*	[Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code](#)
97*	[Compensation of Recoupment Policy dated October 2, 2023](#)
99.1*	[Chongqing Alpha and Omega Semiconductor Limited Report of Independent Auditor](#)
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation

* Filed with this Annual Report on Form 10-K.

† Certain provisions in this exhibit have been omitted as confidential information.

†† Confidential treatment has been granted for certain information contained in this document pursuant to an order of the Securities and Exchange Commission. Such information has been omitted and filed separately with the Securities and Exchange Commission.

(+) Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 23, 2024

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

By: /s/ STEPHEN C. CHANG

Stephen C. Chang

Chief Executive Officer

(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen C. Chang and Yifan Liang, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEPHEN C. CHANG **Stephen C. Chang**	Chief Executive Officer and Director (Principal Executive Officer)	August 23, 2024
/s/ MIKE F. CHANG **Mike F. Chang, Ph.D.**	Executive Chairman and Chairman of the Board (Principal Executive Officer)	August 23, 2024
/s/ YIFAN LIANG **Yifan Liang**	Chief Financial Officer and Corporate Secretary (Principal Financial Officer and Principal Accounting Officer)	August 23, 2024
/s/ LUCAS S. CHANG **Lucas S. Chang**	Director	August 23, 2024
/s/ CLAUDIA CHEN **Claudia Chen**	Director	August 23, 2024
/s/ SO-YEON JEONG **So-Yeon Jeong**	Director	August 23, 2024
/s/ HANQING (HELEN) LI **Hanqing (Helen) Li**	Director	August 23, 2024
/s/ KING OWYANG **King Owyang**	Director	August 23, 2024
/s/ MICHAEL L. PFEIFFER **Michael L. Pfeiffer**	Director	August 23, 2024
/s/ MICHAEL J. SALAMEH **Michael J. Salameh**	Director	August 23, 2024